
MONROE
CARBON
NORTHAMPTON
LEHIGH
BERKS
BUC
MONTGOMERY
CHESTER
PHILADELPHIA

Harleysville NATIONAL CORPORATION

EXPANSION | EMPOWERMENT | EFFECTIVENESS

2007 ANNUAL REPORT

DEAR SHAREHOLDERS:

2007 was a milestone year for Harleysville National Corporation. We expanded our branch banking platform through acquisition, added new fee-generating businesses, completed the headquarters expansion, consolidated back office operations, improved utilization of real estate assets, raised additional capital, and introduced new products—all initiatives we believe will drive revenue and earnings growth in the coming years and solidify our franchise during this volatile banking market.

It was also a challenging year, with macroeconomic factors impacting growth and profitability. While our financial performance was not consistent with our recent history, we're optimistic about the future financial outlook.

Accordingly, the theme of our 2007 annual report, Expansion, Empowerment, Effectiveness captures our strategic objectives for 2007 and beyond. To grow shareholder value, we need to find creative new ways to expand our business; empower our employees to drive change; and increase our organizational effectiveness. I'd like to spend some time discussing our 2007 initiatives to accomplish this goal.

For example, East Penn Financial Corporation expanded our footprint into the Lehigh Valley. With nine branches and $448 million of assets, East Penn provides a sound basis from which we can cross-sell other products and services. The Lehigh Valley boasts a diverse economy in close proximity to Philadelphia and New York City, and the revitalization of some of the region's older mill towns, such as Bethlehem, presents numerous opportunities for a community-focused bank such as ours.

We worked hard to retain the goodwill that East Penn established in the Lehigh Valley: we maintained East Penn's brand and identity; named Brent Peters, the company's former chairman, president, and CEO, as Executive Vice President of Harleysville National Corporation and President of the East Penn Bank division; and we minimized disruption with the bank's front line employees throughout the transition to maintain continuity with customers. We believe this acquisition will be a springboard for great things to come in the Lehigh Valley market.


East Penn Bank

Our East Penn Bank division team, including those at the State Avenue Emmaus location pictured here, plays a leading role in growing relationships in the greater Lehigh Valley community.

Through our Cornerstone unit we also expanded our fee-generating businesses by acquiring McPherson Enterprises, a wealth management firm that specializes in estate and succession planning and life insurance for high-net-worth construction business owners and families throughout America. This acquisition augments the success we have had in growing our wealth management business, led by Cornerstone Companies, which was directly responsible for 25 percent of our non-interest income in 2007.

Cornerstone is a trusted advisor for clients including individuals, corporations, and foundations, and today manages over $2.5 billion of assets—up from $1.5 billion when we acquired them just over two years ago. McPherson and its differentiated service offering serves as a great complement to Cornerstone Companies as we look to replicate our enviable track record in growing our wealth management presence.



The management and staff of our Cornerstone team continue to grow wealth management income through their unique approach to meeting high-net worth customers' needs and goals.

We are also keenly focused on initiatives that will unlock organic growth. Our wealth management operations have partnered with branch management and commercial lending professionals to provide education on products and services, and assistance with prospect identification.

As a result, our retail brokerage group, Millennium Wealth Management Advisors, posted strong organic growth during the year. We believe continued organic growth in the wealth management business is achievable by mining our existing customer base and the expansive list of prospects that reside in the communities we serve.

Our East Norriton and Warminster branch openings and Blue Bell branch relocation improved our retail banking platform. Warminster continues our expansion into Bucks County, where we now have seven branches. And the new Blue Bell branch gives us improved visibility and accessibility in an affluent and growing market. Just before year-end, we completed construction of our new Flourtown office. Located at 1851 Bethlehem Pike, in close proximity to our new Blue Bell, East Norriton, and soon-to-open Conshohocken office, the branch helps to create an attractive local footprint that opens new opportunities for building relationships.

We are launching important strategic programs to empower our employees to become agents of change. Executive management is always ready to hear new ideas for driving sales growth, improving operating efficiency, reducing costs, strengthening our brand, and providing better customer service.

We also found creative ways to more efficiently utilize our real estate assets by completing a sale/leaseback transaction that generated proceeds of $38.2 million and a gain on sale of $2.3 million in 2007. In addition, our investment in the expansion and modernization of Harleysville's headquarters facility, which was completed in 2007, drives significant benefits. We centralized approximately 200 employees in one modern, efficient facility, and began to liquidate surplus real estate assets.

The first of these surplus assets, our Red Hill, Pa. facility, was sold during the fourth quarter, resulting in a $473,000 gain. Four commercial buildings on Main Street in Harleysville have been listed for sale, and we're actively entertaining offers. But the biggest benefit is a dramatic shift in our corporate culture, which now benefits from having many employees in one central facility, working day-by-day to improve Harleysville, its franchise, and its customer relationships. We're seeing significant boosts in efficiency, organization, and energy among employees.

We also restructured our retirement plans to provide enhanced investment options for employees. Our traditional defined benefit (pension) plan will be terminated, and a new, enhanced 401(k) plan was implemented in its place. This action enabled Harleysville National to update its retirement plans to the more modern, flexible style favored by employees today, and at the same time reduce administrative costs—a true win/win.

In closing, I'd like to thank all of you for your support. While 2007 presented unique challenges to profitability growth, we seized the opportunity to set the stage for 2008 and beyond. We recognize that our daily focus in 2008 is to improve shareholder value. Our franchise is strong, our financial condition is sound, and we believe we have the will and ability to execute on our significant opportunities.



HNB's Warminster branch in Bucks County, newly opened in May 2007, expands our footprint in this attractive market.

Sincerely,

Paul D. Geraghty
President and Chief Executive Officer

Financial Ratios and Summary of Key Information

(Dollars in thousands, except per share data)	Year ended December 31,		
Per Share Information*	2007	2006	2005
Basic earnings	$0.91	$1.36	$1.34
Diluted earnings	0.90	1.34	1.32
Cash dividends paid	0.80	0.75	0.72
Book value (at year-end)	10.83	10.18	9.48
Market Value*			
High closing price of common stock	$20.25	$24.90	$23.77
Low closing price of common stock	$13.15	$18.06	$17.83
Basic average common shares outstanding	29,218,671	28,946,847	28,891,412
Diluted average common shares outstanding	29,459,898	29,353,128	29,490,216
Average Balance Sheet			
Loans	$2,123,170	$2,014,420	$1,900,023
Earning assets	3,139,721	3,019,725	2,854,826
Total assets	3,371,304	3,229,224	3,039,186
Deposits	2,557,546	2,469,514	2,259,831
Interest-bearing liabilities and demand deposits	3,028,842	2,904,452	2,716,430
Shareholders' equity	298,393	281,847	272,974
Selected Ratios			
Return on average assets	0.79%	1.22%	1.28%
Return on average shareholders' equity	8.91%	13.98%	14.22%
Leverage (assets divided by shareholders' equity)	11.50	11.03	11.41
Average shareholders' equity as a percentage of:			
Average loans	14.05%	13.99%	14.37%
Average deposits	11.67	11.41	12.08
Average assets	8.85	8.73	8.98
Average earning assets	9.50	9.33	9.56
Dividend payout ratio	88.82	55.26	53.41
Average total loans as a percentage of average deposits and borrowed funds	70.10	69.36	69.95
Yield on earning assets**	6.39	6.13	5.54
Cost of interest bearing funds	4.13	3.72	2.71
Net interest margin**	2.82	2.95	3.27

*Adjusted for a five percent stock dividend effective 9/15/06 and 9/15/05.
**Tax Equivalent Basis (tax rate of 35%).

Harleysville NATIONAL CORPORATION

2007 ANNUAL REPORT ON FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007.**

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to .**

Commission file number 0-15237

Harleysville National Corporation
(Exact name of registrant as specified in its charter)

SEC
Mail Processing
Section
MAR 1 2008
Washington, DC
100

Pennsylvania *(State or other jurisdiction of* incorporation or organization)	**23-2210237** (I.R.S. Employer Identification No.)
483 Main Street, Harleysville, Pennsylvania (Address of principal executive offices)	**19438** (Zip Code)

Registrant's telephone number, including area code: **(215) 256-8851**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates is $412,935,659 based on the June 30, 2007 closing price of the Registrant's Common Stock of $16.12 per share.

As of March 5, 2008, there were 31,353,724 outstanding shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE:

1. Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held April 22, 2008 are incorporated by reference into Part III, Items 10-14 of this report.

HARLEYSVILLE NATIONAL CORPORATION

FORM 10-K

INDEX

Forward-Looking Statements

In addition to historical information, this report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have made forward-looking statements in this report, and in documents that we incorporate by reference, that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Harleysville National Corporation and its subsidiaries. When we use words such as "believes," "expects," "anticipates," "may," "estimates," or "intends" or similar expressions, we are making forward-looking statements. Forward-looking statements are representative only as of the date they are made, and the Corporation undertakes no obligation to update any forward-looking statement.

Shareholders should note that many factors, some of which are discussed elsewhere in this report and in the documents that we incorporate by reference, could affect the future financial results of the Corporation and its subsidiaries and could cause those results to differ materially from those expressed or implied in our forward-looking statements contained or incorporated by reference in this document. These factors include but are not limited to those described in Item 1A, "Risk Factors."

PART I

Item 1. Business

Harleysville National Corporation (the Corporation), a Pennsylvania corporation, was incorporated June 1, 1982. On January 1, 1983, the Corporation became the parent bank holding company of Harleysville National Bank and Trust Company (the Bank or Harleysville National Bank), established in 1909, a wholly owned subsidiary of the Corporation. The Corporation is registered as a bank holding company under the Bank Holding Company Act of 1956.

Since commencing operations, the Corporation's business has consisted primarily of providing financial services through its subsidiaries and has acquired eight financial institutions since 1991 including the recent acquisition of East Penn Financial Corporation (East Penn Financial) and its banking subsidiary, East Penn Bank in November 2007. Additionally, the Corporation completed the acquisition of the Cornerstone Companies (registered investment advisors) in January 2006. The Corporation is also the parent holding company of HNC Financial Company and HNC Reinsurance Company. HNC Financial Company was incorporated on March 17, 1997 as a Delaware Corporation and its principal business function is to expand the investment opportunities of the Corporation. HNC Reinsurance Company was incorporated on March 30, 2001 as an Arizona Corporation and reinsures consumer loan credit life and accident and health insurance.

The Bank is a national banking association under the supervision of the Office of the Comptroller of the Currency (the OCC). The Corporation's and the Bank's legal headquarters are located at 483 Main Street, Harleysville, Pennsylvania 19438. HNC Financial Company's legal headquarters is located at 2751 Centerville Road, Suite 3164, Wilmington, Delaware 19808. HNC Reinsurance Company's legal headquarters is located at 101 North First Avenue, Suite 2460, Phoenix, AZ 85003.

The Bank provides a full range of banking services including loans and deposits, investment management and trust and investment advisory services to individual and corporate customers located primarily in eastern Pennsylvania. The Bank engages in the full-service commercial banking and trust business, including accepting time and demand deposits, making secured and unsecured commercial and consumer loans, financing commercial transactions, making construction and mortgage loans and performing corporate pension and personal investment and trust services. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent provided by law. As of December 31, 2007, the Bank had 55 branch offices located in Montgomery, Bucks, Chester, Berks, Carbon, Lehigh, Monroe, and Northampton counties, Pennsylvania.

The Bank has maintained a stable base of core deposits and is a leading community bank in its service areas. The Bank believes it has gained its position as a result of a customer-oriented philosophy and a strong commitment to service. Senior management has made the development of a sales orientation throughout the Bank one of their highest priorities and emphasizes this objective with extensive training and sales incentive programs. The Bank maintains close contact with the local business community to monitor commercial lending needs and believes it responds to customer requests quickly and with flexibility.

The Bank opened new branches in Warminster, Bucks County and East Norriton, Montgomery County and relocated its Blue Bell office in Montgomery County during 2007. The Bank plans to add new retail branches in Warrington, Bucks County, Conshohocken and Flourtown, Montgomery County and Whitehall, Lehigh County in 2008. The Bank continues to evaluate potential new branch sites that are contiguous to our current service area and will expand the Bank's market area and market share of loans and deposits.

Acquisitions

Effective November 16, 2007, the Corporation completed its acquisition of East Penn Financial and its subsidiary, East Penn Bank. On the acquisition date, East Penn Financial had approximately $451.1 million in assets, $337.7 million in loans and $382.7 million in deposits. Headquartered and founded in Emmaus, PA in 1990, East Penn Bank, had nine banking offices located in Lehigh, Northampton and Berks Counties. The acquisition expands the branch network the Corporation has in the Lehigh Valley and its opportunity to provide East Penn customers with a broader mix of products and services.

On March 1, 2007, the Cornerstone Companies, a subsidiary of the Bank, completed a selected asset purchase of McPherson Enterprises and related entities (McPherson), registered investment advisors specializing in estate and succession planning and life insurance for high-net-worth construction and aggregate business owners and families throughout the United States. McPherson became a part of the Cornerstone Companies, a component of the Bank's Millennium Wealth Management division. The acquisition was part of the Corporation's plan to continue to build its fee-based services businesses. The consideration for the transaction was $1.5 million in cash.

Effective January 1, 2006, the Bank completed its acquisition of the Cornerstone Companies, registered investment advisors for high net worth, privately held business owners, wealthy families and institutional clients. Located in the Lehigh Valley, Pennsylvania, the firm serves clients throughout Pennsylvania and other mid-Atlantic states. The purchase price consisted of $15.0 million in cash paid at closing and a contingent payment of up to $7.0 million to be paid post-closing. The contingent payment is based upon the Cornerstone Companies meeting certain minimum operating results during a five-year earn-out period with a maximum payout of $7.0 million over this period. For 2007 and 2006, the minimum operating results were met resulting in earn-out payments totaling $2.2 million which were recorded as additional goodwill. At December 31, 2007, the remaining maximum payout is $4.8 million through 2010.

Dispositions

The Corporation completed a sale-leaseback transaction involving fifteen bank properties as well as a separate sale of office space during the fourth quarter of 2007. The Corporation received net proceeds of $39.7 million and recorded a pre-tax gain of $2.8 million. The remaining gain of $ 17.1 million will be deferred and amortized through a reduction of occupancy expense over the term of the leases.

The Corporation has two reportable operating segments: Community Banking and Wealth Management (including the Cornerstone Companies acquired in January 2006) as well as certain other non-reportable segments. As of December 31, 2007, the Wealth Management segment had assets under management of $3.2 billion. Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way public business enterprises report information about operating segments. Operating segments are components of an enterprise, which are evaluated regularly by the chief operating decision-maker in deciding how to allocate and assess resources and performance. The Corporation's chief operating decision-maker is the President and Chief Executive Officer. For more detailed financial information pertaining to operating segments, see Item 8— Note 17 of the Consolidated Financial Statements which is herein incorporated by reference.

As of December 31, 2007, the Corporation had total assets of $3.9 billion, total shareholders' equity of $339.3 million and total deposits of $3.0 billion.

As of December 31, 2007, the Corporation and the Bank employed approximately 820 full-time equivalent employees. The Corporation provides a variety of employment benefits and considers its relationships with its employees to be satisfactory.

Competition

The Bank competes actively with other eastern Pennsylvania financial institutions, many larger than the Bank, as well as with financial and non-financial institutions headquartered elsewhere. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance, insurance companies and brokerage firms, may be considered competitors with respect to one or more services they render. The Bank is generally competitive with all competing institutions in its service areas with respect to interest rates paid on time and savings deposits, service charges on deposit accounts, interest rates charged on loans and fees for trust and investment advisory services. At December 31, 2007, the Bank's legal lending limit to a single customer was $46.9 million. Many of the institutions with which the Bank competes are able to lend significantly more than this amount to a single customer.

Concentrations/Seasonality

The Corporation and its subsidiaries do not have any portion of their businesses dependent on a single or limited number of customers, the loss of which would have a material adverse effect on the Corporation's business. No substantial portion of investments is concentrated within a single industry or group of related industries. The Corporation had no concentrations of credit extended to any specific industry that exceeded 10% of total loans at December 31, 2007. The businesses of the Corporation and its subsidiaries are not typically seasonal in nature.

Supervision and Regulation—The Registrant

The Gramm-Leach-Bliley Financial Modernization Act of 1999 (Modernization Act) allows bank holding companies meeting management, capital, and Community Reinvestment Act standards to engage in a substantially broader range of non-banking activities than permissible before enactment, including underwriting insurance and making merchant banking investments in commercial and financial companies. It allows insurers and other financial services companies to acquire banks, removes various restrictions that currently apply to bank holding company ownership of securities firms and mutual fund advisory companies, and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

The Modernization Act also modified law related to financial privacy and community reinvestment. The privacy provisions generally prohibit financial institutions, including the Corporation, from disclosing nonpublic financial information to nonaffiliated third parties unless customers have the opportunity to "opt out" of the disclosure.

Pending Legislation

Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, although the general cost of compliance with numerous federal and state laws and regulations does have, and in the future may have, a negative impact on the Corporation's results of operations.

Effects of Inflation

Inflation has some impact on the Corporation's and the Bank's operating costs. Unlike many industrial companies, however, substantially all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's and the Bank's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as prices of goods and services.

Effect of Government Monetary Policies

The earnings of the Corporation are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. An important function of the Federal Reserve is to regulate the money supply and interest rates. Among the instruments used to implement those objectives are open market operations in United States government securities and changes in reserve requirements to member bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect rates charged on loans or paid for deposits.

The Bank is a member of the Federal Reserve and, therefore, the policies and regulations of the Federal Reserve have a significant effect on its deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Bank's operations in the future. The effect of such policies and regulations upon the future business and earnings of the Corporation and the Bank cannot be predicted.

Environmental Regulations

There are several federal and state statutes which regulate the obligations and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from its own actions, a bank may be held liable under certain circumstances for the actions of its borrowers, or third parties, when such actions result in environmental problems on properties that collateralize loans held by the bank. Further, the liability has the potential to far exceed the original amount of a loan issued by the bank. Currently, neither the Corporation nor the Bank are a party to any pending legal proceeding pursuant to any environmental statute, nor are the Corporation and the Bank aware of any circumstances that may give rise to liability under any such statute.

Supervision and Regulation—Bank

The operations of the Bank are subject to federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve and to banks whose deposits are insured by the FDIC. The Bank's operations are also subject to regulations of the OCC, the Securities and Exchange Commission (SEC), the Federal Reserve and the FDIC. The primary supervisory authority of the Bank is the OCC, who regularly examines the Bank. The OCC has authority to prevent a national bank from engaging in unsafe or unsound practices in conducting its business.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the activities of a bank with respect to mergers and consolidations and the establishment of branches.

The Corporation and the Bank are subject to regulations of certain state and federal agencies and, accordingly, these regulatory authorities periodically examine the Corporation and the Bank. As a consequence of the extensive regulation of commercial banking activities, the Corporation's and the Bank's business is susceptible to being affected by state and federal legislation and regulations.

As a subsidiary bank of a bank holding company, the Bank is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or its subsidiaries, or investments in the stock or other securities as collateral for loans. The Federal Reserve Act and Federal Reserve regulations also place certain limitations and reporting requirements on extensions of credit by a bank to principal shareholders of its parent holding company, among others, and to related interests of such principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a principal shareholder of a holding company may obtain credit from banks with which the subsidiary bank maintains a correspondent relationship.

Under the Federal Deposit Insurance Act, the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be an unsafe and unsound banking practice or would otherwise be in violation of the law.

Community Reinvestment Act

Under the Community Reinvestment Act, the OCC is required to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of the community, including low and moderate income neighborhoods which they serve and to take this record into account in its evaluation of any application made by any of such institutions for, among other things, approval of a branch or other deposit facility, office relocation, a merger or an acquisition of bank shares. The Financial Institutions Reform, Recovery and Enforcement Act amended the CRA to require, among other things, that the OCC make publicly available the evaluation of a bank's record of meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation will include a descriptive rating like "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. These ratings are publicly disclosed.

Bank Secrecy Act

Under the Bank Secrecy Act, banks and other financial institutions are required to report to the Internal Revenue Service currency transactions of more than $10,000 or multiple transactions of which a bank is aware in any one day that aggregate in excess of $10,000 and to report suspicious transactions under specified criteria. Civil and criminal penalties are provided under the Bank Secrecy Act for failure to file a required report, for failure to supply information required by the Bank Secrecy Act or for filing a false or fraudulent report.

Capital Requirements / FDICIA

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires that institutions be classified, based on their risk-based capital ratios into one of five defined categories, as illustrated below: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under these guidelines, the Bank was considered well capitalized as of December 31, 2007.

Capital category	Total Risk Based Ratio	Tier 1 Risk Based Ratio	Tier 1 Leverage Ratio	Under a Capital Order or Directive
Well capitalized	≥10.0%	≥6.0%	≥5.0%	NO
Adequately capitalized	≥8.0%	≥4.0%	≥4.0%(1)	
Undercapitalized	<8.0%	<4.0%	<4.0%(1)	
Significantly undercapitalized	<6.0%	<3.0%	<3.0%	
Critically undercapitalized	Tangible equity capital ratio that is ≤ 2%			

(1) 3.0 for those banks having the highest available regulatory rating.

In the event an institution's capital deteriorates to the undercapitalized category or below, FDICIA prescribes an increasing amount of regulatory intervention, including: the institution of a capital restoration plan and a guarantee of the plan by a parent institution; and the placement of a hold on increases in assets, number of branches or lines of business. If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and, in critically undercapitalized situations, appointment of a receiver. For well capitalized institutions, FDICIA provides authority for regulatory intervention where the institution is deemed to be engaging in unsafe or unsound practices or receives a less than satisfactory examination report rating for asset quality, management, earnings or liquidity. All but well capitalized institutions are prohibited from accepting brokered deposits without prior regulatory approval.

Under FDICIA, financial institutions are subject to increased regulatory scrutiny and must comply with certain operational, managerial and compensation standards developed by Federal Reserve Board regulations. As required by FDICIA, the regulators have adopted guidelines prescribing safety and soundness standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits.

Annual full-scope, on site regulatory examinations are required for all FDIC-insured institutions except institutions with assets under $500 million that meet certain other criteria may qualify for an 18 month on site examination cycle. Banks with total assets of $500 million or more are required to have an annual audit of their consolidated financial statements in accordance with generally accepted auditing standards by an independent public accountant. The independent accountants of banks with total assets of $1 billion or more are required to attest to the accuracy of management's report regarding the internal controls of the bank. In addition, such banks also are required to have an independent audit committee composed of outside directors who are independent of management, to review with management and the independent accountants, the reports that must be submitted to the bank regulatory agencies. If the independent accountants resign or are dismissed, written notification must be given to the bank's supervising government banking agencies.

A separate subtitle within FDICIA, called the "Bank Enterprise Act of 1991," requires "truth-in-savings" on consumer deposit accounts so that consumers can make meaningful comparisons between the competing claims of banks with regard to deposit accounts and products. Under this provision, a bank is required to provide information to depositors concerning the terms of their deposit accounts, and in particular, to disclose the annual percentage yield.

Capital Distributions

The Corporation is a legal entity separate and distinct from its banking and other subsidiaries. The majority of the Corporation's revenue is from dividends paid to the Corporation by the Bank. The Bank is subject to various regulatory policies and requirements relating to the amount and frequency of dividend declarations. Future dividend payments to the Corporation by the Bank will be dependent on a number of factors, including the earnings and financial condition of the Bank, and are subject to limitations and other statutory powers of bank regulatory agencies.

The National Banking Laws require the approval of the OCC if the total of all dividends declared by a national bank in any calendar year exceed the net profits of the bank for that year combined with its retained net profits for the preceding two calendar years. An insured depository institution is prohibited from making any capital distributions to its owner, including any dividend, if, after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure, including the risk-based capital adequacy and leverage standards previously discussed in the capital requirements section.

Deposit Insurance and Premiums

The Bank's deposits are insured by the Deposit Insurance Fund (DIF) which is administered by the FDIC. The basic insurance limit is $100,000 per depositor per insured institution. Certain retirement accounts, such as Individual Retirement Accounts are insured up to $250,000 per depositor per insured institution. The FDIC is authorized to consider inflation adjustments to increase the insurance limits for all deposit accounts every five years, beginning in 2010. The insurance is backed by the full faith and credit of the United States government.

As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to terminate an institution's deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

During 2006, deposit insurance premiums were assessed based both on the balance of insured deposits held as well as the degree of risk the institution poses to the insurance fund with a designated minimum reserve ratio of 1.25% of estimated insured deposits or such higher reserve ratio as established by the FDIC. The Bank was classified in the strongest risk category, therefore, had a 0.00% assessment rate in 2006.

On November 2, 2006, the FDIC set the designated reserve ratio for the deposit insurance fund at 1.25% of estimated insured deposits and adopted final regulations to implement the risk-based deposit insurance assessment system mandated by the Deposit Insurance Reform Act of 2005, which more closely ties each bank's deposit insurance assessments to the risk it poses to the deposit insurance fund. Under the new risk-based assessment system, the FDIC evaluates each institution's risk based on three primary factors -- supervisory ratings for all insured institutions, financial ratios for most institutions, and long-term debt issuer ratings for large institutions that have them and places the institution into one of four risk categories. The new rates range from 5 to 43 basis points. The new assessment rates took effect at the beginning of 2007. However, the Deposit Insurance Reform Act of 2005 provided credits to institutions that paid high premiums in the past to bolster the FDIC's insurance reserves, as a result of which a majority of banks had assessment credits to initially offset all of their premiums in 2007. The Bank was classified in the strongest risk category for 2007 and its assessment rate for 2007 was approximately 5.4 basis points, or $1.1 million. The Bank did not pay any premiums during 2007 since its one-time assessment credit of $1.4 million was available to offset the initial assessment in 2007. As of December 31, 2007, the remaining assessment credit available to offset future deposit insurance assessments was $343,000.

In addition, all insured institutions are required to pay a Financing Corporation (FICO) assessment. FICO is a government agency-sponsored entity that was formed to borrow money necessary to carry out the closing and disposition of failed thrift institutions in the 1980's. The annual FICO rate for all insured institutions as of December 31, 2007 was 1.14 basis points. These assessments are revised quarterly and will continue until the bonds mature in the year 2019. The Bank paid FICO premiums of $308,000 in 2007.

Any significant increases in assessment rates or additional special assessments by the FDIC could have an adverse impact on the results of operations and capital of the Bank and the Corporation.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 implemented a broad range of corporate governance, accounting and reporting measures for companies that have securities registered under the Exchange Act, including publicly-held bank holding companies. The more significant reforms of the Sarbanes-Oxley Act of 2002 included: (1) new requirements for audit committees, including independence, expertise, and responsibilities; (2) certification of financial statements by the Chief Executive Officer and Chief Financial Officer of the reporting company; (3) new standards for auditors and regulation of audits, including independence provisions that restrict non-audit services that accountants may provide to their audit clients; (4) increased disclosure and reporting obligations for the reporting company and their directors and executive officers, including accelerated reporting of stock transactions and a prohibition on trading during pension blackout periods; (5) a range of new and increased civil and criminal penalties for fraud and other violations of the securities laws.

USA Patriot Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA Patriot Act) imposes additional obligations on financial institutions, including banks and broker-dealer subsidiaries, to implement policies, procedures and controls which are reasonably designed to detect and report instances of money laundering and the financing of terrorism. In addition, provisions of the USA Patriot Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

Supervision and Regulation - Cornerstone Companies

The Cornerstone Companies (Cornerstone Financial Consultants, Ltd. (CFC), Cornerstone Institutional Investors, Inc. (CII) and Cornerstone Advisors Asset Management, Inc. (CAAM)) are subject to regulation by a number of federal regulatory agencies that are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. The SEC is the federal agency that is primarily responsible for the regulation of broker-dealers and investment advisers doing business in the United States. The Federal Reserve Board promulgates regulations applicable to securities credit transactions involving broker-dealers and certain other institutions. Much of the regulation of CII, as a registered broker-dealer, however, has been delegated to self-regulatory organizations (SROs), principally FINRA (Financial Industry Regulatory Authority, formerly known as the NASD), its subsidiaries and the national securities exchanges. These SROs, which are subject to oversight by the SEC, adopt rules (which are subject to approval by the SEC) that govern the industry, monitor daily activity and conduct periodic examinations of member broker-dealers.

CII, CFC and CAAM are registered investment advisers with the SEC and are subject to the requirements of the Investment Advisers Act of 1940 and the SEC's regulations, as well as certain state securities laws and regulations. These requirements relate to limitations on the ability of an investment adviser to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud prohibitions. CII, as a broker-dealer registered with the SEC and as a member firm of FINRA, is subject to capital requirements of the SEC and the FINRA. These capital requirements specify minimum levels of capital that CII is required to maintain and also limit the amount of leverage that it is able to obtain in its respective business.

In the event of non-compliance with an applicable regulation, governmental regulators and FINRA, if concerning CII, may institute administrative or judicial proceedings that may result in censure, fine, civil penalties, the issuance of cease-and-desist orders or the deregistration or suspension of the non-compliant broker-dealer or investment adviser or other adverse consequences. The imposition of any such penalties or orders on the Cornerstone Companies could have a material adverse effect on the Cornerstone Companies' (and therefore the Corporation's) operating results and financial condition.

CII is a member of the Securities Investor Protection Corporation (SIPC), which is a non-profit corporation that was created by the United States Congress under the Securities Protection Act of 1970. SIPC protects customers of member broker-dealers against losses caused by the financial failure of the broker-dealer but not against a change in the market value of securities in customers' accounts at the broker-dealer. In the event of the inability of a member broker-dealer to satisfy the claims of its customers in the event of its failure, the SIPC's funds are available to satisfy the remaining claims up to maximum of $500,000 per customer, including up to $100,000 on claims for cash. In addition, CII's clearing firm, Pershing LLC, carries private insurance that provides unlimited account protection in excess of SIPC's protection.

Changes in Regulations

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restriction on, the business of the Corporation and the Bank. It cannot be predicted whether any such legislation will be adopted or, if adopted, how such legislation would affect the business of the Corporation or the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Corporation and the Bank are particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

Additional Information

The Corporation's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on the Corporation's website (*www.hncbank.com* under "Investor Information—Documents") as soon as reasonably practicable after the Corporation electronically files such material with, or furnishes it to the Securities and Exchange Commission. These filings are also accessible on the Securities and Exchange Commission's website (*www.sec.gov*). In addition, the Corporation makes available on *www.hncbank.com* under "Investor Information—Corporate Governance" the following: 1) Audit Committee Charter, 2) Code of Ethics, which applies to all directors and all employees, 3) Whistleblower Policy, 4) Nominating and Corporate Governance Committee Charter and 5) Compensation Committee Charter.

Item 1A. Risk Factors

The business of the Corporation and the Bank involve significant risks as described below. Additional risks may arise in the future or risks that are currently not considered significant may also impact the operations of the Corporation and the Bank. The Corporation may amend or supplement the risk factors described below from time to time by reports filed with the SEC in the future. Management's ability to analyze and manage these and other risks could affect the future financial results of the Corporation. If any of the events or circumstances described in the following risks occurs, the financial condition or results of operations of the Corporation could suffer and the trading price of the Corporation's common stock could decline.

Interest rate movements impact the earnings of the Corporation.

The Corporation is exposed to interest rate risk, through the operations of its banking subsidiary, since substantially all of the Bank's assets and liabilities are monetary in nature. Interest rate risk arises from market driven fluctuations in interest rates that affect cash flows, income, expense and value of financial instruments. The Bank's earnings, like that of most financial institutions, largely depends on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and investments, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. In an increasing interest rate environment, the cost of funds is expected to increase more rapidly than the interest earned on the loans and securities because the primary source of funds are deposits with generally shorter maturities than the maturities on loans and investment securities. This causes the net interest rate spread to compress and negatively impacts the Bank's profitability. The Corporation actively manages its interest rate sensitivity positions. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve consistent growth in net interest income. Continued aggressive pricing by competitors for loans and deposits may adversely affect the Corporation's profitability.

The Corporation is exposed to risks in connection with loans the Bank makes and if the allowance for loan losses is not sufficient to cover actual loan losses, the Corporation's earnings could decrease.

A significant source of risk for the Corporation arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The Corporation has underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that are believed to be adequate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying loan portfolios. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect the Corporation's results of operations.

The Corporation maintains an allowance for loan losses at a level management believes is sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires significant estimates by management. Consideration is given to a variety of factors in establishing these estimates including historical losses, current and anticipated economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and management strengths, the adequacy of underlying collateral, the dependence on collateral, or the strength of the present value of future cash flows and other relevant factors. These factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required which may adversely affect the Corporation's results of operations in the future. If economic conditions weaken in the geographic region served by the Corporation, the allowance may not be sufficient to cover actual loan losses, which could adversely affect our profitability.

The Corporation's ability to pay dividends is subject to limitations.

The Corporation is a bank holding company and its operations are conducted by direct and indirect subsidiaries, each of which is a separate and distinct legal entity. Substantially all of the Corporation's assets are held by its direct and indirect subsidiaries.

The Corporation's ability to pay dividends depends on its receipt of dividends from its direct and indirect subsidiaries. Its principal banking subsidiary, Harleysville National Bank, is its primary source of dividends. Dividend payments from its banking subsidiaries are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies. The ability of banking subsidiaries to pay dividends is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that the Corporation's subsidiaries will be able to pay dividends in the future or that the Corporation will generate adequate cash flow to pay dividends in the future. The Corporation's failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

Future acquisitions by the Corporation could dilute shareholder ownership of the Corporation and may cause the Corporation to become more susceptible to adverse economic events.

The Corporation has acquired other companies with its common stock in the past and may acquire or make investments in banks and other complementary businesses in the future. The Corporation may issue shares of its common stock in connection with these potential acquisitions and other investments, which would dilute shareholder ownership interest in the Corporation in the event that shareholders receive consideration in the form of the Corporation's common stock. While there is no assurance that these transactions will occur, or that they will occur on terms favorable to the Corporation, future business acquisitions could be material to the Corporation, and the degree of success achieved in acquiring and integrating these businesses into the Corporation could have a material effect on the value of Corporation's common stock. In addition, any such acquisition could require the Corporation to expend substantial cash or other liquid assets or to incur debt, which could cause the Corporation to become more susceptible to economic downturns and competitive pressures.

An economic downturn in eastern Pennsylvania or a general decline in economic conditions could adversely affect the Corporation's financial results.

The Bank's operations are concentrated in eastern Pennsylvania. As a result of this geographic concentration, the Corporation's financial results may correlate to the economic conditions in this area. Deterioration in economic conditions in this market area, particularly in the industries on which this geographic areas depend, or a general decline in economic conditions may adversely affect the quality of the loan portfolio (including the level of non-performing assets, charge offs and provision expense) and the demand for products and services, and accordingly, the Corporation's results of operations. Inflation has some impact on the Corporation's and the Bank's operating costs.

Strong competition within the Corporation's market area may limit its growth and profitability.

Competition in the banking and financial services industry is intense. The Bank competes actively with other eastern Pennsylvania financial institutions, many larger than the Bank, as well as with financial and non-financial institutions headquartered elsewhere. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance, insurance companies and brokerage firms, may be considered competitors with respect to one or more services they render. The Bank is generally competitive with all competing institutions in its service areas with respect to interest rates paid on time and savings deposits, service charges on deposit accounts, interest rates charged on loans and fees for trust and investment advisory services. Many of the institutions with which the Bank competes have substantially greater resources and lending limits and may offer certain services that the Bank does not or cannot provide. The Corporation's profitability depends upon the Bank's ability to successfully compete in its market area.

The Corporation operates in a highly regulated environment and may be adversely affected by changes in laws and regulations.

The Corporation and the Bank are subject to extensive regulation, supervision and examination by certain state and federal agencies including the Federal Deposit Insurance Corporation, as insurer of the Bank's deposits, the Board of Governors of the Federal Reserve System, as regulator of the holding company and the Office of the Comptroller of Currency. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily to ensure the safety and soundness of financial institutions. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of the allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on the Bank's and the Corporation's operations. There are also several federal and state statutes which regulate the obligation and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from its own actions, a bank may be held liable under certain circumstances for the actions of its borrowers, or third parties, when such actions result in environmental problems on properties that collateralize loans held by the bank. Further, the liability has the potential to far exceed the original amount of a loan issued by the bank.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The principal executive offices of the Corporation and of the Bank are located in Harleysville, Pennsylvania in two, two-story office buildings leased by the Bank, one built in 1929 and the other in 2007. The Bank owns the buildings in which twenty-two of its branches are located (three branches to be opened during 2008) and leases space for the other thirty-seven branches (one branch to be opened during 2008) from unaffiliated third parties under leases expiring at various times through 2036. The Bank leases office space for commercial business development in Blue Bell and Towamencin, Pennsylvania. The Cornerstone Companies lease office space in Bethlehem and Allentown, Pennsylvania.[1] HNC Financial Company leases an office in Wilmington, Delaware. HNC Reinsurance Company leases an office in Phoenix, Arizona.

Office	Office Location	Owned/Leased
Harleysville Campus	483 Main Street, Harleysville, PA	Leased
Harleysville-Meadowbrook	278 Main Street, Harleysville, PA	Owned[2]
Skippack	3893 Skippack Pike, Skippack, PA	Leased
Limerick	260 West Ridge Pike, Limerick, PA	Leased
North Wales	1498 North Wales Road, North Wales, PA	Leased
Gilbertsville	1050 East Philadelphia Avenue, Gilbertsville, PA	Leased
Hatfield	1632 Cowpath Road, Hatfield, PA	Leased
Lansdale-North Broad	1804 North Broad Street, Lansdale, PA	Leased
Lansdale-Marketplace	1551 Valley Forge Road, Lansdale, PA	Owned[2]
Normandy Farms	Morris Road & Route 202, Blue Bell, PA	Leased
Horsham	955 Horsham Road, Horsham, PA	Leased
Meadowood	3205 Skippack Pike, Worcester, PA	Leased
Collegeville	364 East Main Street, Collegeville, PA	Owned
Sellersville	209 North Main Street, Sellersville, PA	Leased
Trainers Corner	120 North West End Boulevard, Quakertown, PA	Leased
Quakertown Main	224 West Broad Street, Quakertown, PA	Owned
Spring House[1]	1017 North Bethlehem Pike, Spring House, PA	Leased
Red Hill	400 Main Street, Red Hill, PA	Leased
Doylestown	500 East Farm Lane, Doylestown, PA	Owned[2]
Audubon	2624 Egypt Road, Norristown, PA	Owned[2]
Chalfont	251 West Butler Avenue, Chalfont, PA	Leased
Royersford	440 W. Linfield-Trappe Road, Royersford, PA	Owned[2]
Souderton	702 Route 113, Souderton, PA	Owned[2]
Foulkeways	1120 Meetinghouse Road, Gwynedd, PA	Leased
Malvern[1]	30 Valley Stream Parkway, Malvern, PA	Leased
Blue Bell	20 West Skippack Pike, Ambler PA	Owned[2]
Wyomissing[1]	2800 State Hill Road, Wyomissing, PA	Leased
Lansford	13-15 West Ridge Street, Lansford, PA	Leased
Summit Hill	2 East Ludlow Street, Summit Hill, PA	Leased
Lehighton	904 Blakeslee Blvd, Lehighton, PA	Leased
Slatington	502 Main Street, Slatington, PA	Leased
Slatington Handi-Bank	701-705 Main Street, Slatington, PA	Leased
Lehigh Township	4421 Lehigh Drive, Walnutport, PA	Leased
Palmerton	372 Delaware Avenue, Palmerton, PA	Leased
Kresgeville	Route 209, Kresgeville, PA	Leased
Allentown	1602 Allen Street, Allenton, PA	Leased
Pottstown-Train Station	One Security Plaza, Pottstown, PA	Leased
Pottstown-East End	1450 East High Street, Pottstown, PA	Owned
Pottstown-North End	930 North Charlotte Street, Pottstown, PA	Leased
Pottstown Center	Rt. 100 and Shoemaker Road, Pottstown, PA	Owned[2]
Pottstown-Coventry	2 Glocker Way, Pottstown, PA	Owned[2]

Office	Office Location	Owned/Leased
Boyertown	Rt. 100 and Bause Road, Boyertown, PA	Leased
Douglassville	1191 West Ben Franklin Highway, Douglassville, PA	Leased
Dorneyville	3570 Hamilton Boulevard, Allentown, PA	Leased
Warminster	190 Veterans Way, Warminster, PA	Owned(2)
Peter Becker Community	815 Maplewood Drive, Harleysville, PA	Leased
Warrington(3)	Titus and Easton Roads, Warrington, PA	Owned(2)
East Norriton	450 East Germantown Pike, East Norriton, PA	Owned(2)
Conshohocken(3)	101 Ridge Pike, Conshohocken, PA	Owned(2)
Flourtown(3)	1851 Bethlehem Pike, Flourtown, PA	Leased
Cedar Crest	1251 S Cedar Crest Blvd, Allentown, PA	Leased
Mertztown	951 State Street, Mertztown, PA	Leased
Bethlehem	4510 Bath Pike, Bethlehem, PA	Leased
Macungie	201 W Main St, Macungie, PA	Owned(2)
Whitehall(3)	2985 MacArthur Rd, Whitehall, PA	Owned
Emmaus	731 Chestnut St, Emmaus, PA	Owned
Trexlertown	6890 Hamilton Blvd, Trexlertown, PA	Owned
Emmaus	502 State Ave, Emmaus, PA	Owned
Fogelsville	861 N Rt 100, Fogelsville, PA	Owned
Emmaus High School	500 Macungie Ave, Emmaus, PA	Leased

(1) Locations include Millennium Wealth Management and Private Banking offices.
(2) Branch buildings are owned by the Bank and the land is leased.
(3) These branches are expected to open for business in 2008.

In management's opinion, all of the above properties are in good condition and are adequate for the Registrant's and the Bank's purposes.

Item 3. Legal Proceedings

Management, based on consultation with the Corporation's legal counsel, is not aware of any litigation that would have a material adverse effect on the consolidated financial position of the Corporation. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Corporation and its subsidiaries—the Bank, HNC Financial Company and HNC Reinsurance Company. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation and the Bank by government authorities.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of 2007 to a vote of holders of the Corporation's Common Stock.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth high and low closing sales prices for the Corporation's common stock and quarterly cash dividends paid per share for 2007 and 2006. The Corporation's stock is traded under the symbol "HNBC" on the NASDAQ Global Select Market. All share information has been restated to reflect stock dividends and splits. For certain limitations on the Bank's ability to pay dividends to the Corporation, see Item 1, "Supervision and Regulation—Bank" and Item 8, Note 20, "Notes to Consolidated Financial Statements—Regulatory Capital."

Price of Common Stock and Cash Dividends

2007	High Price	Low Price	Cash dividends per share
First Quarter	**$20.25**	**$17.11**	**$0.20**
Second Quarter	**18.13**	**15.54**	**$0.20**
Third Quarter	**18.58**	**14.03**	**$0.20**
Fourth Quarter	**17.17**	**13.15**	**$0.20**

2006	High Price	Low Price	Cash dividends per share
First Quarter(1)	$24.90	$18.65	$0.18
Second Quarter(1)	21.80	18.06	0.18
Third Quarter	20.87	18.82	0.19
Fourth Quarter	21.72	19.22	0.20

(1) Adjusted for a five percent stock dividend effective September 15, 2006.

At December 31, 2007, there were 4,172 shareholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms and banks.

The Corporation has a stock repurchase program that permits the repurchase of up to five percent of its outstanding common stock. The repurchased shares will be used for general corporate purposes.

The following table provides information about purchases made by the Corporation of its common stock during the quarter ended December 31, 2007:

Issuer Purchases of Common Stock

	Total Number of Common Shares Purchased	Weighted Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that may yet be Purchased under the Plans(1)
October 1-31, 2007	—	$ —	—	731,761
November 1-30, 2007	—	—	—	731,761
December 1-31, 2007	—	—	—	731,761
Total	—	—	—	

(1) On May 12, 2005, the Board of Directors authorized a plan to purchase up to 1,416,712 shares (adjusted for five percent stock dividend paid on September 15, 2006 and September 15, 2005) or 4.9%, of its outstanding common stock.

Equity Compensation Plan Information

The following table provides information about shares of the Corporation's stock that may be issued under existing equity compensation plans as of December 31, 2007.

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (A) (#)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (B) ($)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans, Excluding Securities Reflected In Column (A) (C)(#)
Equity Compensation Plans Approved by Stockholders	1,113,499[(1)]	$15.74 per share	1,266,120
Equity Compensation Plans Not Approved by Stockholders	-0-[(2)]	-0-	22,824
TOTAL	1,113,499	$15.74 per share	1,288,944

(1) Includes options issued under the Corporation's 1993 and 1998 Stock Incentive Plans, 1998 Independent Director's Stock Option Plan, 2004 Omnibus Stock Incentive Plan, options assumed pursuant to the merger & acquisition of Millennium Bank on April 30, 2004, and options assumed pursuant to the merger & acquisition of East Penn Financial Corporation on November 16, 2007.

(2) On December 13, 1996, the Board of Directors authorized the registration of 70,354 shares of common stock for issuance under the Corporation's Employee Stock Bonus Plan. On December 24, 1996, in celebration of the Corporation reaching $1 billion in total assets, 41,685 shares were issued to full and part-time employees of the Corporation's subsidiaries. Annually, since 1996, a total of 5,845 shares in the aggregate, have been awarded under this Plan to employees in recognition of exemplary service during each calendar year. When awarded, the value of shares is based on the closing price of the Corporation's common stock as of the close of business on the last business day of the most recently completed calendar quarter. Registered shares and available shares under the Plan reflect adjustment for stock dividends.

Additional information on the Corporation's equity compensation plans included under Item 8, Note 1, "Notes to Consolidated Financial Statements—Stock-Based Compensation and Note 14, "Stock-Based Compensation," is incorporated herein by reference.

Shareholder Return Performance Graph

A line graph comparing the yearly change in the cumulative total shareholder return on the Corporation's common stock against the cumulative total return of the NASDAQ Stock Market (U.S. Companies) Index and the NASDAQ Bank Stocks Index for the period of 5 fiscal years commencing January 1, 2003, and ending December 31, 2007, follows. The shareholder return shown on the graph below is not necessarily indicative of future performance.

Comparison of Five-Year Cumulative Total Returns

Performance Graph for

HARLEYSVILLE NATIONAL CORP



$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
198.0
127.9
94.7

Legend

Symbol	CRSP Total Returns Index for:	12/2002	12/2003	12/2004	12/2005	12/2006	12/2007
———— ■	HARLEYSVILLE NATIONAL CORP	100.0	145.8	139.1	108.5	119.5	94.7
— — — ★	Nasdaq Stock Market (US Companies)	100.0	149.5	162.7	166.2	182.6	198.0
- - - - - ▲	Nasdaq Bank Stocks SIC 6020-6029, 6710-6719 US & Foreign	100.0	128.6	147.2	148.8	161.4	127.9

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 12/31/2002.

14087 Prepared by CRSP (www.crsp.uchicago.edu), Center for Research in Security Prices, Graduate School of Business, The University of Chicago. Used with permission.

Item 6. Selected Financial Data

	Year Ended December 31,				
	2007(1)	2006(2)	2005	2004(3)	2003
	(Dollars in thousands, except per share information)				
Income and expense					
Interest income	**$ 194,561**	$ 178,941	$ 151,739	$ 127,729	$ 119,200
Interest expense	**112,127**	95,768	64,618	42,638	40,079
Net interest income	**82,434**	83,173	87,121	85,091	79,121
Provision for loan losses	**10,550**	4,200	3,401	2,555	3,200
Net interest income after provision for loan losses	**71,884**	78,973	83,720	82,536	75,921
Noninterest income	**43,338**	45,348	29,990	28,158	27,638
Noninterest expense	**81,355**	70,830	62,479	59,561	59,529
Income before income tax expense	**33,867**	53,491	51,231	51,133	44,030
Income tax expense	**7,272**	14,076	12,403	12,566	8,697
Net income	**$ 26,595**	$ 39,415	$ 38,828	$ 38,567	$ 35,333
Per share information(4)					
Basic earnings	**$ 0.91**	$ 1.36	$ 1.34	$ 1.35	$ 1.28
Diluted earnings	**0.90**	1.34	1.32	1.31	1.24
Cash dividends paid	**0.80**	0.75	0.72	0.65	0.57
Basic average common shares outstanding	**29,218,671**	28,946,847	28,891,412	28,505,392	27,557,04
Diluted average common shares outstanding	**29,459,898**	29,353,128	29,490,216	29,465,613	28,505,43
Average balance sheet					
Loans	**$2,123,170**	$2,014,420	$1,900,023	$1,625,419	$1,354,127
Investments	**944,464**	925,635	903,063	941,910	950,225
Other interest-earning assets	**72,087**	79,670	51,740	41,064	28,782
Total assets	**3,371,304**	3,229,224	3,039,186	2,773,405	2,466,070
Deposits	**2,557,546**	2,469,514	2,259,831	2,094,998	1,927,899
Borrowed funds	**471,296**	434,938	456,599	372,141	270,325
Shareholders' equity	**298,393**	281,847	272,974	251,963	216,846
Balance sheet at year-end					
Loans	**$2,460,823**	$2,047,355	$1,985,493	$1,845,802	$1,408,391
Investments	**982,915**	911,889	901,208	943,563	924,874
Other interest-earning assets	**135,473**	62,975	37,455	56,291	38,551
Total assets	**3,903,001**	3,249,828	3,117,359	3,024,515	2,510,939
Deposits	**2,985,058**	2,516,855	2,365,457	2,212,563	1,979,081
Borrowed funds	**508,285**	389,495	439,168	488,182	255,056
Shareholders' equity	**339,310**	294,751	273,232	270,532	227,053
Performance ratios					
Return on average assets	**0.79%**	1.22%	1.28%	1.39%	1.43%
Return on average equity	**8.91**	13.98	14.22	15.31	16.29
Average equity to average assets	**8.85**	8.73	8.98	9.08	8.79
Dividend payout ratio	**88.82**	55.26	53.41	48.16	44.06

(1) The results of operations include the acquisition of the East Penn Financial effective November 16, 2007 and the sale lease-back of bank properties during the fourth quarter of 2007.

(2) The results of operations include the acquisition of the Cornerstone Companies effective January 1, 2006 and the sale of the Bank's Honesdale branch effective November 10, 2006.

(3) The results of operations include the acquisition of Millennium Bank effective April 30, 2004

(4) Adjusted for a five percent stock dividend effective September 15, 2006, September 15, 2005, September 15, 2004 and a five-for-four stock split effective September 15, 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for Harleysville National Corporation (the Corporation), and its wholly owned subsidiaries—Harleysville National Bank (the Bank), HNC Financial Company and HNC Reinsurance Company. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. Current performance does not guarantee, and may not be indicative of, similar performance in the future. The information in Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Corporation's consolidated financial statements and the accompanying footnotes under Item 8 and the Forward-Looking Statements on page 3 of this report on Form 10-K.

Critical Accounting Estimates

The accounting and reporting policies of the Corporation and its subsidiaries conform to accounting principles generally accepted in the United States and general practices with the financial services industry. The Corporation's significant accounting policies are described in Note 1 of the consolidated financial statements and are essential in understanding Management's Discussion and Analysis of Results of Operations and Financial Condition. In applying accounting policies and preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the dates of the balance sheets and revenues and expenditures for the periods presented. Therefore, actual results could differ significantly from those estimates. Judgments and assumptions required by management, which have, or could have a material impact on the Corporation's financial condition or results of operations are considered critical accounting estimates. The following is a summary of the policies the Corporation recognizes as involving critical accounting estimates: Allowance for Loan Loss, Goodwill and Other Intangible Asset Impairment, Stock-Based Compensation, Unrealized Gains and Losses on Securities Available for Sale, and Deferred Taxes.

Allowance for Loan Losses: The Corporation maintains an allowance for loan losses at a level management believes is sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires significant estimates by management. Consideration is given to a variety of factors in establishing these estimates including historical losses, current and anticipated economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and management strengths, the adequacy of underlying collateral, the dependence on collateral, or the strength of the present value of future cash flows and other relevant factors. These factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required which may adversely affect the Corporation's results of operations in the future.

Goodwill and Other Intangible Asset Impairment: Goodwill and other intangible assets are reviewed for potential impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Goodwill is tested for impairment at the reporting unit level and an impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Corporation employs general industry practices in evaluating the fair value of its goodwill and other intangible assets. The Corporation calculates the fair value using a combination of the following valuation methods: dividend discount analysis under the income approach, which calculates the present value of all excess cash flows plus the present value of a terminal value and price/earnings multiple under the market approach. Management performed its annual review of goodwill and other identifiable intangibles at June 30, 2007 and determined there was no impairment of goodwill or other identifiable intangibles. No assurance can be given that future impairment tests will not result in a charge to earnings.

Stock-based Compensation: The Corporation recognizes compensation expense for stock options in accordance with SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) adopted at January 1, 2006 under the modified prospective application method of transition. The expense of the option is generally measured at fair value at the grant date with compensation expense recognized over the service period, which is usually the vesting period. For grants subject to a service condition, the Corporation utilizes the Black-Scholes option-pricing model (as used under SFAS 123) to estimate the fair value of each option on the date of grant. The Black-Scholes model takes into consideration the exercise price and expected life of the options, the current price of the underlying stock and its expected volatility, the expected dividends on the stock and the current risk-free interest rate for the expected life of the option. For grants subject to a market condition, the Corporation utilizes a Monte Carlo simulation to estimate the fair value and determine the derived service period. Compensation is recognized over the derived service period with any unrecognized compensation cost immediately recognized when the market condition is met. The Corporation's estimate of the fair value of a stock option is based on expectations derived from historical experience and may not necessarily equate to its market value when fully vested. In accordance with SFAS 123(R), the Corporation estimates the number of options for which the requisite service is expected to be rendered. Prior to January 1, 2006, the Corporation followed SFAS 123 and APB 25 with *pro forma* disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS 123 had been applied.

Unrealized Gains and Losses on Securities Available for Sale: The Corporation receives estimated fair values of debt securities from independent valuation services and brokers. In developing these fair values, the valuation services and brokers use estimates of cash flows based on historical performance of similar instruments in similar rate environments. Debt securities available for sale are mostly comprised of mortgage-backed securities as well as tax-exempt municipal bonds and U.S. government agency securities. The Corporation uses various indicators in determining whether a security is other-than-temporarily impaired, including for equity securities, if the market value is below its cost for an extended period of time with low expectation of recovery or for debt securities, when it is probable that the contractual interest and principal will not be collected. The debt securities are monitored for changes in credit ratings. Adverse changes in credit ratings would affect the estimated cash flows of the underlying collateral or issuer. The unrealized losses associated with the securities portfolio, that management has the ability and intent to hold, are not considered to be other-than temporary as of December 31, 2007 because the unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer. The Corporation recognized an other-than temporary charge of $55,000 during the third quarter of 2007 as a result of an equity holding in a financial institution which was purchased by another institution at a lower than cost share price. In conjunction with the closing of the merger during the fourth quarter of 2007, the Corporation exchanged its equity holding in the financial institution for cash.

Deferred Taxes: The Corporation recognizes deferred tax assets and liabilities for the future effects of temporary differences, net operating loss carryforwards, and tax credits. Deferred tax assets are subject to management's judgment based upon available evidence that future realizations are likely. If management determines that the Corporation may not be able to realize some or all of the net deferred tax asset in the future, a charge to income tax expense may be required to reduce the value of the net deferred tax asset to the expected realizable value.

The Corporation has not substantively changed its application of the foregoing policies, and there have been no material changes in assumptions or estimation techniques used as compared to prior periods.

Financial Overview

For the year ended December 31, 2007, the Corporation's diluted earnings per share were $0.90 compared to $1.34 for 2006. Net income in 2007 was $26.6 million compared to $39.4 million in 2006. The year-to-date financial results include the impact on operations from the acquisition of the East Penn Financial Corporation effective November 16, 2007 and the related issuance of 2,432,771 shares of the Corporation common stock. The following is an overview of the key financial highlights for 2007:

Consolidated total assets were $3.9 billion at December 31, 2007, an increase of 20.1% or $653.2 million over $3.2 billion in total assets reported at December 31, 2006. On November 16, 2007, the Corporation completed its acquisition of East Penn Financial and its subsidiary, East Penn Bank. At the acquisition date, East Penn Financial had approximately $451.1 million in assets, $337.7 million in loans and $382.7 million in deposits.

The return on average shareholders' equity was 8.91% in 2007 compared to 13.98% in 2006. The return on average assets was 0.79% in 2007 compared to 1.22% in 2006. The decrease in these ratios during 2007 was primarily the result of lower net income.

Loans increased $413.5 million and deposits increased $468.2 million. Adjusted for the East Penn Financial acquisition, organic loan growth was approximately $81.9 million or 4.0% and deposit growth was approximately $63.5 million or 2.5%.

Net interest income on a tax-equivalent basis decreased $698,000, or .8%, for the year ending December 31, 2007, over the prior year. The net interest margin for 2007 was 2.82% compared to 2.95% for 2006. The decline in the net interest margin was mainly attributable to the increased customer deposit costs which outpaced yield increases in loans and investments.

Nonperforming assets increased $4.3 million to $22.0 million at December 31, 2007 from $17.6 million at the end of 2006. However, nonperforming assets as a percentage of total assets remained relatively stable at 0.56% compared to 0.54% at the end of 2006. The provision for loan losses increased $6.4 million mostly as a result of decreased quality of the loan portfolio. Net charge-offs increased by $4.7 million during 2007 over 2006 largely related to one large real estate loan charge-off and four other unrelated commercial and industrial loans.

Noninterest income decreased $2.0 million or 4.4% during 2007 over 2006, although wealth management fee income rose $3.9 million or 26.1% and service charges on deposits increased $1.7 million or 21.1%. During 2007, the Corporation recognized gains from sale-leaseback transactions of $2.8 million, while during 2006 the Corporation recognized gains on the sale of the Honesdale branch and credit card portfolio of $10.7 million and $1.4 million, respectively.

Noninterest expenses were up $10.5 million or 14.9% in 2007 as compared to 2006. Driving these increases were salaries and benefits expenses primarily due to higher staffing levels resulting from new branch openings and the East Penn acquisition. In addition, occupancy expenses increased due to several new office locations including the new operations center building in Harleysville and four new branch openings as well as the addition of the East Penn branches. Other expenses increased due to a one-time pre-tax charge of $1.9 million related to the pension plan curtailment and increased professional and consulting fees. The Corporation changed the structure of its retirement programs by announcing its intention to terminate the defined benefit pension plan while enhancing the 401(k) defined contribution savings plan. Going forward, management anticipates that pension and 401(k) expenses will be reduced by approximately $600,000 annually.

Acquisitions/Dispositions

Effective November 16, 2007, the Corporation completed its acquisition of East Penn Financial. Under the terms of the Agreement and Plan of Merger dated as of May 15, 2007, as amended August 29, 2007, East Penn Financial was acquired by Harleysville National Corporation and East Penn Financial's wholly owned subsidiary, East Penn Bank, a $451 million state chartered, FDIC insured bank offering deposit and lending services throughout the Lehigh Valley, PA merged with and into the Bank. Headquartered and founded in Emmaus, PA in 1990, East Penn Bank, had nine banking offices located in Lehigh, Northampton and Berks Counties. The acquisition expands the branch network that the Corporation has in the Lehigh Valley and its opportunity to provide East Penn customers with a broader mix of products and services. As part of the merger agreement, East Penn Bank continues to operate under the East Penn name and logo, and has become a division of the Bank. Nine of the Bank's existing branches were transferred to the East Penn division including those in Lehigh, Carbon, Monroe, and Northampton Counties. The Corporation acquired 100% of the outstanding shares of East Penn Financial for a total purchase price of $91.3 million. The transaction was accounted for in accordance with SFAS No. 141, "Business Combinations." In connection therewith, 2,890,125 East Penn Financial shares were exchanged for 2,432,771 shares of the Corporation's common stock and 3,444,229 East Penn Financial shares were exchanged for cash consideration totaling $49.9 million. East Penn Financial stock options of 136,906 were exchanged for cash consideration of $792,000 and options of 29,092 were exchanged to acquire 25,480 shares of the Corporation's common stock options. The allocation of the Corporation's common stock and cash was such that the East Penn Financial shareholders did not recognize gain or loss for federal income tax purposes on those East Penn Financial shares that were exchanged for the Corporation's common stock in the merger. East Penn Financial's results of operations are included in the Corporation's results from the date of acquisition, November 16, 2007. The transaction is expected to be accretive to the Corporation's earnings for the fiscal year of 2008.

On March 1, 2007, the Cornerstone Companies, a subsidiary of the Bank, completed a selected asset purchase of McPherson Enterprises and related entities (McPherson), registered investment advisors specializing in estate and succession planning and life insurance for high-net-worth construction and aggregate business owners and families throughout the United States. McPherson became a part of the Cornerstone Companies, a component of the Bank's Millennium Wealth Management division. The acquisition is part of the Corporation's plan to continue to build its fee-based services businesses. The consideration for the transaction was $1.5 million in cash.

Effective January 1, 2006, the Bank completed its acquisition of the Cornerstone Companies, registered investment advisors for high net worth, privately held business owners, wealthy families and institutional clients. Located in the Lehigh Valley, Pennsylvania, the firm serves clients throughout Pennsylvania and other mid-Atlantic states. The transaction was accounted for using the purchase method of accounting. The purchase price consisted of $15.0 million in cash paid at closing and a contingent payment of up to $7.0 million to be paid post-closing. The contingent payment is based upon the Cornerstone Companies meeting certain minimum operating results during a five-year earn-out period with a maximum payout of $7.0 million over this period. For 2007 and 2006, the minimum operating results were met resulting in earn-out payments totaling $2.2 million which was recorded as additional goodwill. At December 31, 2007, the remaining maximum payout is $4.8 million through 2010. The Cornerstone Companies results of operations are included in the Corporation's results from the effective date of the acquisition, January 1, 2006.

On December 27, 2007, the Bank settled and closed an agreement to sell fifteen properties to affiliates of American Realty Capital, LLC ("ARC") in a sale-leaseback transaction. The properties are located throughout Berks, Bucks, Lehigh, Montgomery, Northampton, and Carbon counties. Under the leases, the Bank will continue to utilize the properties in the normal course of business. Lease payments on each property are institution-quality, triple net leases with an initial annual aggregate base rent of $3.0 million with annual rent escalations equal to the lower of CPI-U (Consumer Price Index for all Urban Consumers) or 2.0 percent commencing in the second year of the lease term. As tenant, the Bank will be fully responsible for all costs associated with the operation, repair and maintenance of the properties during the lease terms and will be recorded as occupancy expense. The agreement provides that each lease will have a term of 15 years, commencing on the closing date for the Agreement. The agreement also contains options to renew for periods aggregating up to 45 years. Under certain circumstances these renewal options are subject to revocation by the lessor. The Bank received net proceeds of $38.2 million and recorded a gain on sale from the transaction of $2.3 million (pre-tax) representing a portion of the total gain of $18.9 million. The remaining gain will be deferred and amortized through a reduction of occupancy expense over the 15-year term of the leases an annual amount of $1.1 million. The Corporation also completed a separate sale-leaseback of office in October 2007 receiving net proceeds of $1.5 million with a recognized pre-tax gain of $473,000. The deferred gain of $552,000 will be amortized over the 10-year term of the lease. This strategic initiative will help the Corporation translate a large non-earning asset into an earning asset in the form of loans, which can help bolster earnings and increase liquidity.

For a five-year summary of financial information, see Item 6, "Selected Financial Data," which is incorporated herein by reference.

For quarterly information for 2007 and 2006, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fourth Quarter 2007 Results," and Table 16, "Selected Quarterly Financial Data," which are incorporated herein by reference.

Investment Securities

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that debt and equity securities classified as available for sale be reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The net effect of unrealized gains or losses, caused by marking an available for sale portfolio to market, causes fluctuations in the level of shareholders' equity and equity-related financial ratios as market interest rates cause the fair value of fixed-rate securities to fluctuate.

Investment securities increased 7.8% to $982.9 million at December 31, 2007 from $911.9 million at December 31, 2006. The investment securities available for sale increased $72.6 million and the investment securities held to maturity decreased $1.5 million. The majority of the increase in available for sale securities is due to the securities acquired from East Penn Financial of $66.2 million at November 16, 2007. During 2007, $186.2 million of securities available for sale were sold which generated a pre-tax gain of $1.1 million. The securities sold consisted primarily of bullet and callable agency, tax-exempt municipal and mortgage-backed securities. In comparison, $110.8 million of securities available for sale were sold in 2006 which generated a pretax loss of $674,000.

The following table shows the carrying value of the Corporation's investment securities available for sale and held to maturity:

Table 1—Investment Portfolio

	December 31, 2007	2006	2005
	(Dollars in thousands)		
Investment securities available for sale:			
Obligations of other U.S. government agencies and corporations	**$ 98,734**	$119,956	$157,396
Obligations of states and political subdivisions	**228,436**	201,643	173,845
Mortgage-backed securities	**515,989**	476,107	467,568
Other securities	**82,409**	55,304	42,844
Total investment securities available for sale	**$925,568**	$853,010	$841,653
Investment securities held to maturity:			
Obligations of other U.S. government agencies and corporations	**$ 3,868**	$ 3,856	$ 3,843
Obligations of states and political subdivisions	**53,479**	55,023	55,712
Total investment securities held to maturity	**$ 57,347**	$ 58,879	$ 59,555

The maturity analysis of investment securities including the weighted average yield for each category as of December 31, 2007 is as follows. Actual maturities may differ from contractual maturities because issuers and borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 2—Maturity and Tax-Equivalent Yield Analysis of Investment Securities

	December 31, 2007				
	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Total
	(Dollars in thousands)				
Investment securities available for sale:					
Obligations of other U.S. government agencies and corporations:					
Fair value	$13,693	$34,942	$ 47,092	$ 3,007	$ 98,734
Weighted average yield	3.72%	4.46%	6.67%	5.20%	5.48%
Weighted average maturity					3.8 years
Obligations of states and political subdivisions:					
Fair value	—	415	52,489	175,532	228,436
Weighted average yield(1)	—%	5.15%	5.85%	6.28%	6.18%
Weighted average maturity					6.1 years
Mortgage-backed securities:					
Fair value	837	19,566	65,027	430,559	515,989
Weighted average yield	3.42%	4.05%	4.69%	5.33%	5.20%
Weighted average maturity					5.7 years
Other debt securities:					
Fair value	6,532	7,921	2,000	36,927	53,380
Weighted average yield	4.11%	5.14%	4.23%	6.20%	5.71%
Weighted average maturity					18.3 years
Equity securities:					
Fair value	—	—	—	—	29,029
Weighted average yield	—%	—%	—%	—%	5.47%
Total investment securities available for sale:					
Fair value	**$21,062**	**$62,844**	**$166,608**	**$646,025**	**$925,568**
Weighted average yield	**3.83%**	**4.42%**	**5.56%**	**5.64%**	**5.51%**
Weighted average maturity					**6.3 years**
Investment securities held to maturity:					
Obligations of other U.S. government agencies and corporations:					
Amortized cost	$ —	$ —	$ —	$ 3,868	$ 3,868
Weighted average yield	—%	—%	—%	5.42%	5.42%
Weighted average maturity					10.5 years
Obligations of states and political subdivisions:					
Amortized Cost	—	—	3,598	49,881	53,479
Weighted average yield(1)	—%	—%	6.02%	6.69%	6.65%
Weighted average maturity					2.7 years
Total investment securities held to maturity:					
Amortized Cost	**$ —**	**$ —**	**$ 3,598**	**$53,749**	**$57,347**
Weighted average yield	**—%**	**—%**	**6.02%**	**6.60%**	**6.56%**
Weighted average maturity					**3.2 years**

(1) Weighted average yield on nontaxable investment securities is shown on a tax equivalent basis (tax rate of 35%).

Loans

Loans increased $413.5 million in 2007. The acquisition of East Penn Financial accounted for $337.7 million as of November 16, 2007. Organic growth was approximately $81.9 million, or 4.0%. At the acquisition date, East Penn Financial included $58.7 million in real estate loans, $239.0 million in commercial loans, and $40.0 million in consumer loans. The growth in commercial loans and real estate loans was mainly due to the emphasis on owner-operated businesses and owner occupied commercial mortgage loans in its primary market. The growth in consumer loans was mainly due to marketing efforts. In addition, there was also a shift from variable rate home equity lines to fixed rate, fixed payment home equity loans. The planned reduction in lease financing was due to run-off. One of the Bank's strategic objectives is to increase its loan to deposit ratio by growing its loan portfolio at a faster pace than its deposits. Loans increased $61.9 million, or 3.1% in 2006, primarily attributed to growth in commercial and industrial, commercial real estate and residential mortgage loans.

The following table shows the composition of the Bank's loans, net of deferred costs:

Table 3—Composition of Loan Portfolio

	December 31, 2007		2006		2005		2004		2003	
	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans
	(Dollars in thousands)									
Real estate	**$ 959,064**	**39%**	$ 845,880	41%	$ 791,358	40%	$ 693,468	37%	$ 498,135	35%
Commercial and industrial	**730,144**	**30%**	507,899	25%	479,238	24%	473,514	26%	385,554	27%
Consumer	**769,051**	**31%**	685,988	34%	697,373	35%	645,718	35%	463,492	34%
Lease financing	**2,564**	**—%**	7,588	—%	17,524	1%	33,102	2%	61,210	4%
Total	**$2,460,823**	**100%**	$2,047,355	100%	$1,985,493	100%	$1,845,802	100%	$1,408,391	100%

The following table details outstanding loans by type as of December 31, 2007, in terms of contractual maturity date:

Table 4—Selected Loan Maturity Data

	December 31, 2007 Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total
	(Dollars in thousands)			
Real estate	$183,969	$508,448	$266,647	$ 959,064
Commercial and industrial	162,486	235,321	332,337	730,144
Consumer	224,034	219,506	325,511	769,051
Lease financing	2,220	344	—	2,564
Total	$572,709	$963,619	$924,495	$2,460,823
Loans with variable or floating interest rates	$364,868	$260,155	$338,674	$ 963,697
Loans with fixed predetermined interest rates	207,841	703,464	585,821	1,497,126
Total	$572,709	$963,619	$924,495	$2,460,823

The Bank had no concentration of loans to individual borrowers which exceeded 10% of total loans at December 31, 2007 and 2006. The Bank actively monitors the risk of loan concentration. The Bank had no foreign loans, and the impact of nonaccrual and delinquent loans on total interest income was not material.

Nonperforming Assets

Nonperforming assets include loans that are in nonaccrual status or 90 days or more past due and loans that are in the process of foreclosure. A loan is generally classified as nonaccrual when principal or interest has consistently been in default for a period of 90 days or more, when there has been deterioration in the financial condition of the borrower, or payment in full of principal or interest is not expected. Delinquent loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future.

Nonperforming assets (including nonaccrual loans, loans 90 days or more past due and net assets in foreclosure) were 0.56% of total assets at December 31, 2007, compared to 0.54% at December 31, 2006 and 0.27% at December 31, 2005. The ratio of nonperforming loans to total net loans was 0.90% at December 31, 2007, compared to 0.87% at December 31, 2006 and 0.42% at December 31, 2005.

Nonaccruing loans increased $5.9 million to $21.1 million at December 31, 2007, as compared to December 31, 2006. The higher level of nonaccruing loans was mainly due to an increase in nonaccrual commercial construction, home equity revolving and installment loans during 2007 offset by a decrease in non-accrual commercial mortgages. Nonaccruing loans increased $7.7 million to $15.2 million at December 31, 2006, as compared to December 31, 2005. The increase in nonaccruing loans was principally due to an increase in non-accrual commercial mortgage loans during 2006. The Bank's policy for interest income recognition on nonaccrual loans is to recognize income under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Bank. The Bank will not recognize income if these factors do not exist. During 2007, interest accrued on nonaccruing loans and not recognized as interest income was $982,000 and interest paid on nonaccruing loans of $331,000 was recognized as interest income. During 2006, interest accrued on nonaccruing loans and not recognized as interest income was $788,000 and interest paid on nonaccruing loans of $191,000 was recognized as interest income. During 2005, interest accrued on nonaccruing loans and not recognized as interest income was $310,000, and interest paid on nonaccruing loans of $250,000 was recognized as interest income.

Loans past due 90 days or more and still accruing interest are loans that are generally well secured and are in the process of collection. As of December 31, 2007, loans past due 90 days or more and still accruing interest were $857,000, compared to $2.4 million at December 31, 2006 and $846,000 at December 31, 2005. The lower level of loans past due 90 days or more at December 31, 2007 from December 31, 2006 was primarily in the commercial loans, commercial mortgages, home equity revolving lines and home equity installment loans. The higher level of loans past due 90 days or more at December 31, 2006 compared to December 31, 2005 was primarily in the commercial and residential real estate loan portfolio.

The expectation of continued economic pressures resulting in deterioration of credit quality has caused us to provide more resources to resolve troubled credits including an increased focus on earlier identification of potential problem loans and a more active approach to managing the level of criticized loans that have not reached nonaccrual status.

Net assets in foreclosure at December 31, 2007 were $28,000. There were no net assets in foreclosure at December 31, 2006 and $29,000 at December 31, 2005. Efforts to liquidate assets acquired in foreclosure proceed as quickly as potential buyers can be located and legal constraints permit. Foreclosed assets are carried at the lower of cost (lesser of carrying value of the asset or fair value at date of acquisition) or estimated fair value.

The following table presents information concerning nonperforming assets. Nonperforming assets include loans that are in nonaccrual status or 90 days or more past due and loans that are in the process of foreclosure.

Table 5—Nonperforming Assets

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual loans	**$21,091**	$15,201	$7,493	$4,705	$3,343
Loans 90 days or more past due	**857**	2,444	846	981	1,164
Total nonperforming loans	**21,948**	17,645	8,339	5,686	4,507
Net assets in foreclosure	**28**	-	29	370	935
Total nonperforming assets	**$21,976**	$17,645	$8,368	$6,056	$5,442
Allowance for loan losses to nonperforming loans	**124.5%**	119.9%	238.2%	324.6%	371.7%
Nonperforming loans to total loans	**0.90%**	0.87%	0.42%	0.31%	0.32%
Allowance for loan losses to total loans	**1.11%**	1.03%	1.00%	1.00%	1.19%
Nonperforming assets to total assets	**0.56%**	0.54%	0.27%	0.20%	0.22%

Locally located real estate, most with acceptable loan to value ratios, secures many of the nonperforming loans.

Allowance for Loan Losses

The Corporation uses the reserve method of accounting for loan losses. The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

While management considers the allowance for loan losses to be adequate based on information currently available, future additions to the allowance may be necessary due to changes in economic conditions or management's assumptions as to future delinquencies, recoveries and losses and management's intent with regard to the disposition of loans. In addition, the OCC, as an integral part of their examination process, periodically reviews the Corporation's allowance for loan losses. The OCC may require the Corporation to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

The Corporation performs periodic evaluations of the allowance for loan losses that include both historical, internal and external factors. The actual allocation of reserve is a function of the application of these factors to arrive at a reserve for each portfolio type. Management assigns credit ratings and individual factors to individual groups of loans. Changes in concentrations and quality are captured in the analytical metrics used in the calculation of the reserve. The components of the allowance for credit losses consist of both historical losses and estimates. Management bases its recognition and estimation of each allowance component on certain observable data that it believes is the most reflective of the underlying loan losses being estimated. The observable data and accompanying analysis is directionally consistent, based upon trends, with the resulting component amount for the allowance for loan losses. The Corporation's allowance for loan losses components includes the following: historical loss estimation by loan product type and by risk rating within each product type, payment (past due) status, industry concentrations, internal and external variables such as economic conditions, credit policy and underwriting changes and results of the loan review process. The Corporation's historical loss component is the most significant component of the allowance for loan losses, and all other allowance components are based on the inherent loss attributes that management believes exist within the total portfolio that are not captured in the historical loss component.

The historical loss components of the allowance represent the results of analyses of historical charge-offs and recoveries within pools of homogeneous loans, within each risk rating and broken down further by segment, within the portfolio. Criticized assets are further assessed based on trends, expressed as percentages, relative to delinquency, risk rating and nonaccrual, by credit product.

The historical loss components of the allowance for commercial and industrial loans and commercial real estate loans (collectively "commercial loans") are based principally on current risk ratings, historical loss rates adjusted, by adjusting the risk window, to reflect current events and conditions, as well as analyses of other factors that may have affected the collectibility of loans. All commercial loans with an outstanding balance over $500,000 are subject to review on an annual basis. Samples of commercial loans with a "pass" rating are individually reviewed annually. Commercial loans that management determines to be potential problem loans are individually reviewed at a minimum annually. The review is accomplished via Watchlist Memorandum, and is designed to determine whether such loans are individually impaired, with impairment measured by reference to the collateral coverage and/or debt service coverage. Consumer credit and residential real estate reviews are limited to those loans reflecting delinquent payment status. Homogeneous loan pools, including consumer and 1-4 family residential mortgages are not subject to individual review but are evaluated utilizing risk factors such as concentration of one borrower group. The historical loss component of the allowance for these loans is based principally on loan payment status, retail classification and historical loss rates, adjusted by altering the risk window, to reflect current events and conditions.

The industry concentration component is recognized as a possible factor in the estimation of loan losses. Two industries represent possible concentrations: commercial real estate and consumer loans relying on residential home equity. No specific loss-related observable data is recognized by management currently, therefore no specific factor is calculated in the reserve solely for the impact of these concentrations, although management continues to carefully consider relevant data for possible future sources of observable data.

The historic loss model includes a judgmental component (environmental factors) that reflects management's belief that there are additional inherent credit losses based on loss attributes not adequately captured in the lagging indicators. The environmental factors are based upon management's review of trends in the Corporation's primary market area as well as regional and national economic trends. Management utilizes various economic factors that could impact borrowers' future ability to make loan payments such as changes in the interest rate environment, product supply shortages and negative industry specific events. Management utilizes relevant articles from newspapers and other publications that describe the economic events affecting specific geographic areas and other published economic reports and data. Furthermore, given that past-performance indicators may not adequately capture current risk levels, allowing for a real-time adjustment enhances the validity of the loss recognition process. There are many credit risk management reports that are synthesized by credit risk management staff to assess the direction of credit risk and its instant effect on losses. It is important to continue to use experiential data to confirm risk as measurable losses will continue to manifest themselves at higher than normal levels even after the economic cycle has begun an upward swing and lagging indicators begin to show improvement. The judgmental component is allocated to the specific segments of the portfolio based on the historic loss component.

The provision for loan losses increased $6.4 million during 2007 compared to 2006 mostly as a result of a decrease in the quality of the loan portfolio which caused an increase in the amount of the required reserve. Net loans charged-off increased $4.7 million for 2007 compared to 2006 principally from charge-offs related to real estate construction loans for one borrower which were disposed of subsequent to September 30, 2007 through a sale of the collateral and four unrelated commercial and industrial loans. The profile of our customer base has remained relatively constant and we believe that the current deterioration in credit quality has been caused by the economic pressures being felt by our borrowers. We have experienced a similar decline in the past and expect that we could experience a similar decline in future economic cycles. The provision for loan losses for 2006 reflected an increase of $799,000 compared to the 2005 primarily due to inherent risk related to loan growth and the increase in non-performing loans of $9.3 million.

The allowance for loan losses increased $6.2 million, or 29.2%, to $27.3 million at December 31, 2007 as compared to December 31, 2006. The increase in the allowance was primarily due to the addition of the East Penn Financial loan loss reserve in November 2007 as well as the inherent risk related to loan growth and the increase in nonperforming loans of $4.3 million. The allowance for loan losses increased $1.3 million, or 6.5%, to $21.2 million at December 31, 2006 from December 31, 2005. The increase in the allowance was mainly due to inherent risk related to loan growth and the increase in nonperforming loans of $9.3 million.

A summary of the activity in the allowance for loan losses is as follows:

Table 6—Allowance for Loan Losses

	December 31, 2007	2006	2005	2004	2003
	(Dollars in thousands)				
Average loans	**$2,123,170**	$2,014,420	$1,900,023	$1,625,419	$1,354,127
Allowance, beginning of year	**$ 21,154**	$ 19,865	$ 18,455	$ 16,753	$ 17,190
Loans charged off:					
Real estate	**4,847**	1,047	383	208	1,311
Commercial and industrial	**1,551**	1,141	353	522	515
Consumer	**1,693**	1,481	2,123	1,921	2,173
Lease financing	**51**	42	188	883	556
Total loans charged off	**8,142**	3,711	3,047	3,534	4,555
Recoveries:					
Real estate	**72**	138	326	307	80
Commercial and industrial	**142**	55	66	58	33
Consumer	**283**	519	586	496	685
Lease financing	**19**	88	78	143	120
Total recoveries	**516**	800	1,056	1,004	918
Net loans charged off	**7,626**	2,911	1,991	2,530	3,637
Reserve from East Penn Financial acquisition	**3,250**	—	—	1,677	—
Provision for loan losses	**10,550**	4,200	3,401	2,555	3,200
Allowance, end of year	**$ 27,328**	$ 21,154	$ 19,865	$ 18,455	$ 16,753
Ratio of net charge offs to average loans outstanding	**0.36%**	0.14%	0.10%	0.16%	0.27%

The factors affecting the allocation of the allowance during 2007 were changes in credit quality resulting from increases in criticized real estate construction loans and increases in loan volume from the East Penn Financial acquisition. The allocation of the allowance for real estate loans at December 31, 2007 increased $2.6 million as compared to December 31, 2006 principally due to an increase in criticized real estate construction loans including a loan for one borrower totaling $7.8 million. The loan is part of a syndicated credit for a local borrower that has been negatively affected by a decline in home sales. The allocation of the allowance for commercial and industrial loans at December 31, 2007 increased $3.2 million from December 31, 2006 mostly due to an increase in commercial loan volume from the East Penn Financial acquisition. In addition, the allocation of the allowance for consumer loans at December 31, 2007 increased $444,000 primarily due to the increased level of consumer loans related to the East Penn acquisition. There was no material changes in the allocation of the allowance for lease financing at December 31, 2007 compared to December 31, 2006. There were no significant changes in the estimation methods and assumptions including environmental factors, loan concentrations or terms that impacted the allowance during 2007. The interest rate environment as well as weakening in the commercial real estate market has moderately increased our allowance allocation in concert with the historical trends. It is expected that the negative trends in the real estate industry will continue to affect credit quality for the remainder of 2007 and into 2008. The growth in the loan portfolio and the change in the mix will result in an adjustment to the amount of the allowance allocated to each category based upon historical loss trends and other factors.

The following table sets forth an allocation of the allowance for loan losses by category. The specific allocations in any particular category may be reallocated in the future to reflect then current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category.

Table 7—Allocation of the Allowance for Loan Losses by Loan Type

	December 31,									
	2007		2006		2005		2004		2003	
	Amount	Percent of Allowance	Amount	Percent of Allowance	Amount	Percent of Allowance	Amount	Percent of Allowance	Amount	Percent of Allowance
	(Dollars in thousands)									
Real estate	$10,491	38%	$ 7,918	38%	$ 6,422	32%	$ 4,923	27%	$ 3,919	23%
Commercial and industrial	12,340	45%	9,119	43%	8,534	43%	7,456	40%	6,840	41%
Consumer	4,485	17%	4,041	19%	4,596	23%	5,515	30%	4,990	30%
Lease financing	12	–%	76	–%	313	2%	561	3%	1,004	6%
Total	$27,328	100%	$21,154	100%	$19,865	100%	$18,455	100%	$16,753	100%

Investment in Bank

The Corporation acquired an investment in Berkshire Bancorp, the holding company of Berkshire Bank, through the East Penn Financial acquisition. As of December 31, 2007, the total investment in Berkshire Bancorp, Inc. was $2.6 million represented by 543,783 shares, resulting in a 17.97% ownership in consideration of the combined ownership of the Corporation, its directors and officers. The Corporation is considered to be a passive investor under a Crown X Agreement which imposes certain restrictions on the Corporation. The Corporation is entitled to purchase additional share of common stock from Berkshire Bank up to 24.9% of the outstanding shares of common stock at any time up to July 3,,2013 at an exercise price of $4.10, which is adjusted for stock splits. The investment is included in other assets at its cost basis.

Deposits and Borrowings

Deposits and borrowings are the primary funding sources of the Corporation. Core deposits increased 7.1%, or $118.1 million, to $1.8 billion at December 31, 2007, up from $1.7 billion at December 31, 2006. This growth is due to $185.2 million acquired from East Penn Financial at November 16, 2007 and an organic decrease of approximately $67.2 million. Total deposits increased $468.2 million, or 18.6% for the same period, which was primarily attributable to deposits associated with the acquisition of East Penn Financial of $382.7 million at acquisition date and growth in time deposits. The Corporation continued its emphasis on government banking to provide additional funding sources through relationships with municipalities and school districts resulting in both interest-bearing checking accounts and large time deposits.

Deposit Structure

The following table is a distribution of average balances and average rates paid on the deposit categories for the last three years:

Table 8—Average Deposits

	December 31,					
	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)					
Demand—noninterest-bearing	**$ 312,011**	**—%**	$ 333,406	—%	$ 335,962	—%
Demand—interest-bearing	**517,520**	**3.52%**	450,256	3.24%	351,071	1.64%
Money market and savings	**864,062**	**3.45%**	836,940	2.91%	889,332	1.86%
Time deposits	**863,953**	**4.78%**	848,912	4.29%	683,466	3.56%
Total interest-bearing deposits	**$2,245,535**	**3.98%**	$2,136,108	3.53%	$1,923,869	2.42%
Total deposits	**$2,557,546**		$2,469,514		$2,259,831	

The maturity distribution of certificates of deposit of $100,000 and over as of December 31, 2007 is as follows:

Table 9—Maturity Distribution of Certificates of Deposit $100,000 and Over

	(Dollars in thousands)
Three months or less	$185,640
Over three months to six months	88,555
Over six months to twelve months	95,583
Over twelve months	113,902
Total	$483,680

Borrowings

Borrowings increased $118.8 million to $508.3 at December 31, 2007 from $389.5 million at December 31, 2006. The Corporation decreased long term debt with the Federal Home Loan Bank by $23.0 million while increasing long-term securities sold under agreement to repurchase by $105.0 million. Subordinated debt increased to $83.0 million at December 31, 2007. The Corporation completed a private placement of $22.5 million in aggregate principal amount of fixed/floating rate preferred securities (subordinated debt) through a newly formed Delaware Trust affiliate HNC Statutory Trust IV on August 22, 2007. The Corporation acquired $8.2 million of subordinated debt from East Penn Financial on November 16, 2007.

Borrowings decreased $49.7 million to $389.5 million at December 31, 2006 from $439.2 million at December 31, 2005. The decrease was the result of reductions of $58.0 million in long-term Federal Home Loan Bank (FHLB) borrowings offset in part by increases of $8.3 million in short-term borrowings.

The Bank, pursuant to a designated cash management agreement, utilizes securities sold under agreements to repurchase as vehicles for customers' sweep and term investment products. Securitization under these cash management agreements are in U.S. Treasury Securities and obligations of states and political subdivisions securities. Securities sold under agreements to repurchase are generally overnight transactions. These securities are held in a third-party custodian's account, designated by the Bank under a written custodial agreement that explicitly recognizes the Bank's interest in the securities.

Table 10—Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase(1):	At or for the year ended December 31, 2007	2006	2005
	(Dollars in thousands)		
Balance at year-end	**$ 101,493**	$ 96,840	$ 88,118
Weighted average rate at year-end	**3.60%**	4.61%	3.45%
Maximum month-end balance	**$105,205**	$100,944	$155,239
Average balance during the year	**$121,392**	$128,185	$102,722
Weighted average rate during the year	**4.46%**	4.37%	2.64%

(1) Excludes long-term securities sold under agreements to repurchase with private entities of $105 million at December 31, 2007.

Results of Operations

Net income is affected by five major elements: (1) net interest income, or the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowed funds; (2) the provision for loan losses, or the amount added to the allowance for loan losses to provide reserves for inherent losses on loans; (3) noninterest income, which is made up primarily of certain fees, wealth management income, and gains and losses from sales of securities or other transactions; (4) noninterest expense, which consists primarily of salaries, employee benefits and other operating expenses; and (5) income taxes. Each of these major elements is reviewed in more detail in the following discussion.

Net Interest Income

Net interest income on a tax equivalent basis in 2007 decreased $698,000, or .8% to $88.5 million, compared to 2006. During 2007, the Corporation experienced higher deposit costs offset in part by yield increases in loans and investments. Net interest income on a tax equivalent basis in 2006 decreased $4.3 million, or 4.6% to $89.2 million, in comparison to 2005. The decrease in 2006 was mostly due to higher deposit rates, partially offset by higher loan rates and loan volume.

The rate volume analysis in the following table, which is computed on a tax-equivalent basis (tax rate of 35%), analyzes changes in net interest income for the last three years by their volume and rate components. The change attributable to both volume and rate has been allocated proportionately.

Table 11—Analysis of Changes in Net Interest Income—Fully Taxable-Equivalent Basis

	2007 compared to 2006			2006 compared to 2005		
	Net Change	Due to Change in Volume	Due to Change in Rate	Net Change	Due to Change in Volume	Due to Change in Rate
	(Dollars in thousands)					
Increase (decrease) in interest income:						
Investment securities(1)	$ 4,935	$ 953	$ 3,982	$ 5,611	$1,019	$ 4,592
Federal funds sold and deposits in banks	(477)	(376)	(101)	2,416	1,134	1,282
Loans(1)(2)	11,203	7,349	3,854	18,843	7,244	11,599
Total	15,661	7,926	7,735	26,870	9,397	17,473
Increase (decrease) in interest expense:						
Savings and money market deposits	9,074	2,992	6,082	16,587	874	15,713
Time deposits	4,849	651	4,198	12,130	6,567	5,563
Borrowed funds	2,436	1,730	706	2,433	(881)	3,314
Total	16,359	5,373	10,986	31,150	6,560	24,590
Net (decrease) increase in interest income	$ (698)	$2,553	$(3,251)	$(4,280)	$2,837	$(7,117)

(1) The interest earned on nontaxable investment securities and loans is shown on a tax-equivalent basis using a tax rate of 35%, net.

(2) Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.

Interest income on a tax-equivalent basis in 2007 increased $15.7 million, or 8.5% to $200.6 million, in comparison to 2006. The increase was primarily due to higher average loans of $108.8 million, or 5.4%, and a 19 basis point rise in the average rates earned on loans. The growth in average loans during 2007 was mainly attributable to higher levels of new commercial and industrial originations and real estate loan originations, including both construction and consumer and loans acquired from East Penn Financial, partially offset by a lower level of real estate refinancing loans due to the higher interest rate environment. The average yield on investments also increased 42 basis points. Interest expense increased $16.4 million, to $112.1 million during 2007 mostly attributed to higher deposit rates and an increase in average deposits of $109.4 million. The average rate paid on deposits during 2007 of 3.98% was 45 basis points higher compared to 2006 primarily due to higher rates on money market accounts, interest checking accounts and time deposits accounts. The increase in average deposits was mostly from growth in interest-bearing checking and money market accounts as well as deposits acquired from East Penn Financial partially offset by reductions in savings accounts. The Corporation has placed more emphasis on lower rate deposit products in an effort to improve the net interest margin.

Interest income on a tax-equivalent basis in 2006 increased $26.9 million, or 17.0% to $185.0 million, as compared to 2005. The increase was primarily due to higher average loans of $114.4 million, or 6.0%, and a 59 basis point rise in the average rates earned on loans. The average yield on investments also increased 50 basis points. Interest expense increased $31.2 million, to $95.8 million during 2006 mostly attributed to higher deposit and borrowing rates. The average rate paid on deposits during 2006 of 3.53% was 111 basis points higher compared to 2005 primarily due to higher rates on most deposit products. These higher rates resulted from the continued increase in short-term rates during 2006. The average rate paid on borrowings for 2006 of 4.69% was 75 basis points higher than 2005 mainly due to an increase in short-term borrowing rates.

Net Interest Margin

The 2007 net interest margin of 2.82% was lower than the net interest margins for 2006 and 2005 of 2.95% and 3.27%, respectively. The decline in the net interest margin during 2007 and 2006 was mainly attributable to the increased customer deposit costs which outpaced yield increases in loans and investments.

During 2007, the Corporation continued to manage its balance sheet in an effort to position it for the inverted yield curve and subsequent falling rates scenario. The Corporation sold securities with lower fixed rates and longer average lives and purchased securities with higher yields to take advantage of specific market sectors and more stable cash flows. As a result, the balance sheet is better positioned to mitigate market risk.

The table below presents the major asset and liability categories on an average basis for the periods presented, along with interest income and expense, and key rates and yields:

Table 12—Average Balance Sheets and Interest Rates—Fully Taxable-Equivalent Basis

	Year Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
Assets									
Earning Assets:									
Investment securities:									
Taxable investments	$ 681,788	$ 34,803	5.10%	$ 672,648	$ 30,296	4.50%	$ 648,630	$ 23,923	3.69%
Nontaxable investments(1)	262,676	15,849	6.03	252,987	15,421	6.10	254,433	16,183	6.36
Total investment securities	944,464	50,652	5.36	925,635	45,717	4.94	903,063	40,106	4.44
Federal funds sold and deposits in banks	72,087	3,576	4.96	79,670	4,053	5.09	51,740	1,637	3.16
Loans(1)(2)	2,123,170	146,400	6.90	2,014,420	135,197	6.71	1,900,023	116,354	6.12
Total earning assets	3,139,721	200,628	6.39	3,019,725	184,967	6.13	2,854,826	158,097	5.54
Noninterest-earning assets	231,583			209,499			184,360		
Total assets	$3,371,304			$3,229,224			$3,039,186		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing deposits:									
Savings and money market	$1,381,582	47,980	3.47%	$1,287,196	38,906	3.02%	$1,240,403	22,319	1.80%
Time	863,953	41,309	4.78	848,912	36,460	4.29	683,466	24,330	3.56
Total interest-bearing deposits	2,245,535	89,289	3.98	2,136,108	75,366	3.53	1,923,869	46,649	2.42
Borrowed funds	471,296	22,838	4.85	434,938	20,402	4.69	456,599	17,969	3.94
Total interest-bearing liabilities	2,716,831	112,127	4.13	2,571,046	95,768	3.72	2,380,468	64,618	2.71
Noninterest-bearing liabilities:									
Demand deposits	312,011			333,406			335,962		
Other liabilities	44,069			42,925			49,782		
Total noninterest-bearing liabilities	356,080			376,331			385,744		
Total liabilities	3,072,911			2,947,377			2,766,212		
Shareholders' equity	298,393			281,847			272,974		
Total liabilities and shareholders' equity	$3,371,304			$3,229,224			$3,039,186		
Net interest spread			2.26			2.41			2.83
Effect of noninterest-bearing sources			0.56			0.54			0.44
Net interest income/margin on earning assets		$ 88,501	2.82%		$ 89,199	2.95%		$ 93,479	3.27%
Less tax equivalent adjustment		6,067			6,026			6,358	
Net interest income		$ 82,434			$ 83,173			$ 87,121	

(1) The interest earned on nontaxable investment securities and loans is shown on a tax-equivalent basis, net of deductions (tax rate of 35%).

(2) Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.

Interest Rate Sensitivity Analysis

In the normal course of conducting business activities, the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary. Interest rate risk arises from market driven fluctuations in interest rates that affect cash flows, income, expense and value of financial instruments.

The Corporation actively manages its interest rate sensitivity positions. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve consistent growth in net interest income. The Asset/Liability Committee, using policies and procedures approved by the Corporation's Board of Directors, is responsible for managing the rate sensitivity position. The Corporation manages interest rate sensitivity by changing the mix and repricing characteristics of its assets and liabilities through the management of its investment securities portfolio, its offering of loan and deposit terms and through wholesale borrowings from several providers, but primarily from the Federal Home Loan Bank. The nature of the Corporation's current operations is such that it is not subject to foreign currency exchange or commodity price risk.

The Corporation only utilizes derivative instruments for asset/liability management. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. The notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Interest rate swaps are contracts in which a series of interest-rate flows (fixed and floating) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged. Interest rate caps are purchased contracts that limit the exposure from the repricing of liabilities in a rising rate environment.

At December 31, 2007, the Corporation had cash flow hedges in the form of interest rate swaps with a notional amount of $45.0 million that have the effect of converting the rates on money market deposit accounts to a fixed-rate cost of funds. This strategy will cause the Bank to recognize, in a rising rate environment, a larger interest rate spread than it otherwise would have without the swaps in effect. In addition, the Corporation had cash flow hedges with a notional amount of $10.0 million that have the effect of converting variable debt to a fixed rate. For these swaps, the Corporation recognized net interest income of $287,000, $442,000 and $69,000 for the years ended December 31, 2007, 2006 and 2005, respectively and estimates that for 2008, $153,000 will be recognized as a decrease in net interest income. These swaps mature in 2008. During the first quarter of 2005, the Corporation terminated a cash flow hedge with a notional value of $25.0 million. The gross loss related to the termination of this swap was $310,000 which was amortized through October 2006 in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." For the years ended December 31, 2006 and 2005, the Corporation amortized into net interest income $151,000 and $159,000, respectively related to this swap. Periodically, the Corporation may enter into fair value hedges to limit the exposure to changes in the fair value of loan assets. At December 31, 2007, the Corporation had fair value hedges in the form of interest rate swaps with a notional amount of $3.9 million. These swaps mature in 2017. The Corporation recognized net interest income of $59,000 and $7,000 for the years ended December 31, 2007 and 2006, respectively, which includes $55,000 for 2007 related to two terminated swaps with notional amounts totaling $3.9 million that were terminated during 2007. At December 31, 2007, the Corporation had swap agreements with a positive fair value of $10,000 and with a negative fair value of $366,000. At December 31, 2006, the Corporation had swap agreements with a positive fair value of $545,000 and with a negative fair value of $21,000. There was no hedge ineffectiveness recognized during 2007, 2006 and 2005.

During March 2007, the Corporation purchased one and three month Treasury bill interest rate cap agreements with notional amounts totaling $200 million to limit its exposure on variable rate now deposit accounts. The initial premium related to these caps was $73,000 which is being amortized to interest expense over the life of the cap based on the cap market value. The Corporation recognized amortization of $8,000 for the year ended December 31, 2007 and estimates that for 2008, $46,000 will be recognized as interest expense. At December 31, 2007, these caps, designated as cash flow hedges, had a positive fair value of $222. The caps mature in March 2009. During 2007, the Corporation accelerated the reclassification of an immaterial amount in other comprehensive income to earnings as a result of variable-rate interest payments becoming probable not to occur. The accelerated amount was a loss of $7,000 recognized in interest expense.

The Corporation uses three principal reports to measure interest rate risk: (1) asset/liability simulation reports; (2) gap analysis reports; and (3) net interest margin reports. The Corporation's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities at December 31, 2007, is presented in the following table. The data in the table was based in part on assumptions that are regularly reviewed for accuracy. The table presents data at a single point in time and includes management assumptions estimating the prepayment rate and the interest rate environment prevailing at December 31, 2007. The table indicates a liability sensitive one-year cumulative gap position of 6.76% of total earning assets.

Table 13—Contractual Repricing Data of Interest Sensitive Assets and Liabilities

	December 31, 2007				
	0 to 90 days	91 to 365 days	After 1 year through 5 years	Over 5 years	Total
	(Dollars in thousands)				
Earning assets					
Investment securities	$123,476	$ 177,901	$ 385,265	$296,273	$ 982,915
Federal funds sold and deposits in banks	135,473	—	—	—	135,473
Loans	734,454	225,436	887,746	613,187	2,460,823
Total earning assets	$993,403	$ 403,337	$1,273,011	$909,460	$3,579,211
Interest-bearing liabilities					
Interest-bearing checking accounts	$111,130	$ 140,033	$ 230,941	$ —	$ 482,104
Money market funds	92,579	224,442	479,304	—	796,325
Savings accounts	7,284	21,852	116,545	—	145,681
Time deposits	318,651	517,317	366,538	184	1,202,690
Borrowed funds	157,162	52,248	243,720	55,155	508,285
Total interest-bearing liabilities	$686,806	$ 955,892	$1,437,048	$ 55,339	$3,135,085
Interest rate swaps	$ 8,928	$ (5,000)	$ —	$ (3,928)	$ —
Incremental gap	$315,525	$(557,555)	$ (164,037)	$850,193	
Cumulative gap(1)	$315,525	$(242,030)	$ (406,067)	$444,126	
Cumulative gap as a percentage of earning assets	8.82%	−6.76%	−11.35%	12.41%	

(1) The information is based upon significant assumptions, including the following: loans and leases are repaid by contractual maturity and repricing; securities, except mortgage-backed securities, are repaid according to contractual maturity adjusted for call features; mortgage-backed security repricing is adjusted for estimated early paydowns; interest-bearing demand, regular savings, and money market savings deposits are estimated to exhibit some rate sensitivity based on management's analysis of deposit withdrawals; and time deposits are shown in the table based on contractual maturity.

Management also simulates possible economic conditions and interest rate scenarios in order to quantify the impact on net interest income. The effect that changing interest rates have on the Corporation's net interest income is simulated by increasing and decreasing interest rates. This simulation is known as rate shocking. The results of the December 31, 2007 net interest income rate shock simulations show that the Corporation is within guidelines set by the Corporation's Asset/Liability Policy when rates increase or decrease 100 or 200 basis points.

The following table forecasts changes in the Corporation's market value of equity under alternative interest rate environments as of December 31, 2007. The market value of equity is defined as the net present value of the Corporation's existing assets and liabilities. The Corporation is within guidelines set by the Corporation's Asset/Liability Policy for the percentage change in the market value of equity.

Table 14—Market Value of Equity

	December 31, 2007			
	Market Value of Equity	Change in Market Value of Equity	Percentage Change	Asset/Liability Approved Percent Change
	(Dollars in thousands)			
+300 Basis Points	$416,917	$(116,265)	−21.81%	+/−35%
+200 Basis Points	457,103	(76,079)	−14.27	+/−25
+100 Basis Points	497,873	(35,309)	−6.62	+/−15
Flat Rate	533,182	—	0.00	—
−100 Basis Points	538,758	5,576	1.05	+/−15
−200 Basis Points	528,116	(5,066)	−0.95	+/−25
−300 Basis Points	517,653	(15,529)	−2.91	+/−35

In the event the Corporation should experience a mismatch in its desired gap ranges or an excessive decline in its market value of equity resulting from changes in interest rates, it has a number of options that it could use to remedy the mismatch. The Corporation could restructure its investment portfolio through the sale or purchase of securities with more favorable repricing attributes. It could also emphasize growth in loan products with appropriate maturities or repricing attributes, or attract deposits or obtain borrowings with desired maturities.

Provision for Loan Losses

The provision for loan losses increased $6.4 million during 2007 compared to 2006 mostly as a result of decreased quality of the loan portfolio. The provision for loan losses for 2006 reflected an increase of $799,000 compared to the 2005 primarily due to inherent risk related to loan growth and the increase in non-performing loans of $9.3 million. Total net loans charged off in 2007, 2006 and 2005 were $7.6 million, $2.9 million and $2.0 million, respectively.

Noninterest Income

For the year ended December 31, 2007, noninterest income was $43.3 million, a decrease of $2.0 million or 4.4% from 2006. Wealth management fee income rose $3.9 million or 26.1% during 2007 primarily driven by a higher level of life insurance business at Cornerstone as well as growth in trust assets. Major revenue component sources of wealth management income include investment management and advisory fees, trust fees, estate and tax planning fees, brokerage fees, and insurance related fees. The Bank experienced an increase in deposit service charges of $1.7 million or 21.1% over the prior year mainly from return check and overdraft fees and fees from East Penn deposit accounts. During the fourth quarter of 2007, the Bank recognized a pre-tax gain of $2.3 million on the sale-leaseback of fifteen bank properties representing a portion of the total gain of $18.9 million. The remaining gain will be deferred and amortized through a reduction of occupancy expense over the 15-year term of the leases an annual amount of approximately $1.1 million. The Corporation also completed a separate sale-leaseback of office space in October with a recognized pre-tax gain of $473,000. The deferred gain of $552,000 will be amortized over the 10-year term of the lease. In addition, gains on sale of investment securities were $1.1 million during 2007 as compared to losses of $674,000 for 2006. The net security gains during 2007 were primarily the result of the sale of bullet and callable agency, tax-exempt municipal and mortgage-backed securities. In addition, noninterest income for 2006 included the pre-tax gains on the sales of the Bank's Honesdale branch and credit card portfolio of $10.7 million and $1.4 million, respectively.

Noninterest income of $45.3 million during 2006 increased $15.4 million compared to 2005. During 2006, the Bank recognized a pre-tax gain of $10.7 million on the sale of its Honesdale branch. The sale of this single Wayne County location included $74.2 million in deposits, as well as approximately $22.5 million in loans and other assets, and resulted in a net cash payment of $42.5 million. The acquisition of the Cornerstone Companies was the primary driver of increases in wealth management income of $8.1 million for the year of 2006 over 2005, partially offset by the sale of Cumberland Advisors, which was divested in 2005. In addition, noninterest income for 2006 included the pre-tax gain of $1.4 million on the sale of the Bank's $15.3 million credit card portfolio as well as increases in fee revenue resulting from credit card operations. Losses on sales of investment securities for 2006 were $674,000 as compared to gains of $4.8 million for 2005. Noninterest income for 2005 included the gains of $690,000 and $287,000 on the sales of Harleysville National Bank's McAdoo branch and Cumberland Advisors, Inc, respectively.

Noninterest Expense

Noninterest expense of $81.4 million for the year ended December 31, 2007 increased $10.5 million or 14.9% in comparison to 2006. Salaries and benefits expense rose $4.2 million during 2007 from the previous year, primarily due to higher staffing levels resulting from new branch openings and the East Penn Financial acquisition and higher costs of medical benefits. Occupancy expense increased $1.3 million for the year ended December 31, 2007, over 2006 mostly due to several new office locations including the new operations center building in Harleysville and four new branch openings as well as the addition of the East Penn branches. Other expense increased $5.0 million during 2007 mainly as a result of the one-time pre-tax charge of $1.9 million related to the pension plan curtailment, increased professional and consulting expense as well as East Penn merger costs of approximately $339,000 and lower deferred loan origination costs resulting from lower loan volume.

Noninterest expense of $70.9 million during 2006 increased $8.4 million compared to 2005. Salaries and benefits expense rose $7.2 million for the year of 2006 over 2005, primarily related to the acquisition of the Cornerstone Companies, partially offset by the sale of Cumberland Advisors in the second quarter of 2005, higher staffing levels resulting from growth, increased incentives, non-recurring compensation and severance charges primarily related to the former Chief Executive Officer's contract, and compensation expense of $440,000 resulting from recording the Corporation's stock option expense in conformance with FAS 123(R), "Stock Based Compensation." Occupancy expense increased $494,000 in 2006 over 2005 mostly due to the Cornerstone Companies acquisition and a new branch opening. Other expense increased $2.0 million during 2006 mainly as a result of the Cornerstone Companies acquisition including amortization of intangible assets of $448,000 partially offset by decreased marketing expenses during 2006.

Income Taxes

The effective income tax rates for 2007, 2006 and 2005 were 21.5%, 26.3% and 24.2% were less than the applicable federal statutory rate of 35%. The Corporation's effective rates were lower than the statutory tax rate primarily as a result of tax-exempt income earned from state and municipal securities and loans and bank-owned life insurance, as well as for 2005, the non-taxable gain on the sale of Cumberland Advisors, Inc. The effective tax rate for 2007 was lower than 2006 and 2005 primarily due to the lower level of net income during 2007.

Capital

Capital formation is important to the Corporation's well being and future growth. Capital, at the end of 2007, was $339.3 million, an increase of $44.6 million over the end of 2006. The increase was mainly due to the issuance of $39.1 million in common stock in connection with the acquisition of East Penn Financial. At December 31, 2006, capital was $294.8 million, an increase of $21.5 million over December 31, 2005. The increase was primarily the result of the retention of the Corporation's earnings and issuances of stock for stock options including tax benefits partially offset by dividends paid to the shareholders. Management believes that the Corporation's current capital position and liquidity position are strong and that its capital position is adequate to support its operations. Management is not aware of any recommendation by any regulatory authority, which, if it were to be implemented, would have a material effect on the Corporation's capital.

Pursuant to the federal regulators' risk-based capital adequacy guidelines, the components of capital are called Tier 1 and Tier 2 capital. For the Corporation, Tier 1 capital is generally common stockholder's equity and retained earnings adjusted to exclude disallowed goodwill and identifiable intangibles as well as the inclusion of qualifying trust preferred securities. Tier 2 capital for the Corporation is the allowance for loan losses. The risk-based capital ratios are computed by dividing the components of capital by risk-adjusted assets. Risk-adjusted assets are determined by assigning credit risk-weighting factors from 0% to 100% to various categories of assets and off-balance sheet financial instruments. The minimum for the Tier 1 capital ratio is 4.0%, and the total capital ratio (Tier 1 plus Tier 2 capital divided by risk-adjusted assets) minimum is 8.0%. At December 31, 2007, the Corporation's Tier 1 risk-adjusted capital ratio was 9.79%, and the total risk-adjusted capital ratio was 10.67%, both well above regulatory requirements. The risk-based capital ratios of the Bank also exceeded regulatory requirements at the end of 2007. At December 31, 2006, the Corporation's Tier 1 risk-adjusted capital ratio was 11.75%, and the total risk-adjusted capital ratio was 12.58%. The lower risk-based capital ratios of the Corporation at December 31, 2007 compared to December 31, 2006 were primarily attributable to the increase in risk-weighted assets from the acquisition of East Penn Financial in November 2007 and due to an increase in loans and federal funds sold.

To supplement the risk-based capital adequacy guidelines, the Federal Reserve Board (FRB) established a leverage ratio guideline. The leverage ratio consists of Tier 1 capital divided by quarterly average total assets, excluding goodwill and identifiable intangibles. The minimum leverage ratio guideline is 3% for banking organizations that do not anticipate significant growth and that have well-diversified risk, excellent asset quality, high liquidity, good earnings and, in general, are considered top-rated, strong banking organizations. Other banking organizations are expected to have ratios of at least 4% or 5%, depending upon their particular condition and growth plans. Higher leverage ratios could be required by the particular circumstances or risk profile of a given banking organization. The Corporation's leverage ratios were 8.72% and 9.36% at December 31, 2007 and 2006, respectively. The lower leverage ratio of the Corporation at December 31, 2007 was mainly due to an increase in average assets from the acquisition of East Penn Financial and increases in average loans and average federal funds sold..

Under FDIC regulations, a "well capitalized" institution must have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% and not be subject to a capital directive order. To be considered "adequately capitalized" an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4% and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically under capitalized" if it has a tangible equity ratio of 2% or less. As of December 31, 2007, the Bank is above the regulatory minimum guidelines and meets the criteria to be categorized as a "well capitalized" institution.

The cash dividends paid during 2007 of $.80 per share was 6.7% higher than the cash dividends in 2006 of $.75. The proportion of net income paid out in dividends for 2007 was 88.82%, compared to 55.26% for 2006, the increase mainly resulting from lower net income during 2007. The dividend payout ratios are in compliance with regulatory guidelines. Management is focusing on improving and increasing earnings so that the dividend payout ratio remains within acceptable limits. Activity in both the Corporation's dividend reinvestment and stock purchase plan did not have a material impact on capital during 2007.

Liquidity

Liquidity is a measure of the ability of the Corporation to meet its current cash needs and obligations on a timely basis. For a bank, liquidity provides the means to meet the day-to-day demands of deposit customers and the needs of borrowing customers. Generally, the Bank arranges its mix of cash, money market investments, investment securities and loans in order to match the volatility, seasonality, interest sensitivity and growth trends of its deposit funds. The Corporation's decisions with regard to liquidity are based on the projections of potential sources and uses of funds for the next 120 days under the Corporation's asset/liability model.

The resulting projections as of December 31, 2007, show the potential sources of funds exceeding the potential uses of funds. The accuracy of this prediction can be affected by limitations inherent in the model and by the occurrence of future events not anticipated when the projections were made. The Corporation has external sources of funds which can be drawn upon when funds are required. One source of external liquidity is the available line of credit with the FHLB. As of December 31, 2007, the Bank had borrowings outstanding with the FHLB of $216.8 million, all of which were long-term. At December 31, 2007, the Bank had unused lines of credit at the FHLB of $363.1 million and unused federal funds lines of credit of $195.0 million. In addition, the Corporation's funding sources include investment and loan portfolio cash flows, fed funds sold and short-term investments, as well as access to the brokered certificate of deposit market and repurchase agreement borrowings. The Corporation has pledged available for sale investment securities with a carrying value of $699.0 million and held to maturity securities of $57.3 million. The Corporation could also increase its liquidity through its pricing on certificates of deposit products. The Corporation believes it has adequate funding sources to maintain sufficient liquidity under varying business conditions.

There are no known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in liquidity increasing or decreasing in any material way although a significant portion of the Corporation's time deposits mature in 2008. Given the anticipated low rate environment for much of 2008, we expect to be able to retain most of these deposits. In the event that additional funds are required, the Corporation believes its short-term liquidity is adequate as outlined above.

The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2007:

Table 15—Contractual Obligations and Other Commitments

	December 31, 2007				
	Total	One year or less	After one year through three years	After three years through five years	After five years
	(Dollars in thousands)				
Minimum annual operating leases	$ 87,937	$ 6,119	$ 11,607	$ 11,133	$ 59,078
Remaining contractual maturities of time deposits	1,202,690	835,496	335,959	31,049	186
Long-term borrowings	321,785	57,035	54,750	160,000	50,000
Subordinated debt	82,992	—	—	—	82,992
Unfunded home equity lines of credit(1)	326,972	12,978	14,758	20,793	278,443
Unfunded other loan lines of credit	492,892	384,922	57,138	31,885	18,947
Unfunded residential mortgages	3,131	3,131	—	—	—
Standby letters of credit	23,473	20,195	1,728	—	1,550
Total	$2,541,872	$1,319,876	$475,940	$254,860	$491,196

(1) Home equity lines of credit in the after five years category have no stated expiration.

The Bank also had commitments with customers to extend mortgage loans at a specified rate at December 31, 2007 and December 31, 2006 of $3.4 million and $2.3 million, respectively and commitments to sell mortgage loans at a specified rate at December 31, 2007 and December 31, 2006 of $2.4 million and $792,000, respectively. The commitments are accounted for as a derivative and recorded at fair value. The Bank estimates the fair value of these commitments by comparing the secondary market price at the reporting date to the price specified in the contract to extend or sell the loan initiated at the time of the loan commitment. At December 31, 2007, the Corporation had commitments with a positive fair value of $19,000 and negative fair value of $19,000 which was recorded as other income. At December 31, 2006, the Corporation had commitments with a positive fair value of $15,000 and a negative fair value of $3,000.

During April 2006, the Bank sold its existing credit card portfolio of $15.3 million. The sale agreement stipulated that any credit card accounts delinquent over 30 days, overlimit accounts and petitioned bankruptcies would be guaranteed by the Bank for a period of one year. Of the $15.3 million in credit card receivables sold, $529,000 was sold with full recourse which was the total potential recourse exposure at the time of the sale. During the second quarter of 2006, the Bank recorded a recourse liability of $371,000 which was the entire recourse liability recorded. This estimate was based on our historic losses as experienced on similar credit card receivables. The Bank was subject to the full recourse obligations for a period of one year. At June 30, 2007, the total potential recourse exposure was reduced to $0 with the expiration of the one-year recourse period. The Corporation's actual loss experience approximated the initial reserve.

During January 2006, the Bank completed its acquisition of the Cornerstone Companies. The purchase price consisted of $15.0 million in cash paid at closing and a contingent payment of up to $7.0 million to be paid post-closing. The contingent payment is based upon the Cornerstone Companies meeting certain minimum operating results during a five-year earn-out period with a maximum payout of $7.0 million over this period. For 2006 and 2007, the minimum operating results were met resulting in earn-out payments totaling $2.2 million which was recorded as additional goodwill. At December 31, 2007, the remaining maximum payout is $4.8 million through 2010.

During December 2004 and January 2005, the Bank sold lease financing receivables of $10.5 million. Of these leases, $1.2 million were sold with full recourse and the remaining leases were sold subject to recourse with a maximum exposure of ten percent of the outstanding receivable. The total recourse exposure at the time of the sale of the leases was $2.0 million. During the first quarter of 2005, the Bank recorded a recourse liability of $216,000 which was the entire recourse liability recorded. This estimate was based on our historic losses as experienced on similar lease financing receivables. After the first anniversary of the sale agreement, and on a quarterly basis thereafter, upon written request by the Bank, the purchaser will review the portfolio performance and may reduce the total exposure to an amount equal to ten percent of the outstanding net book value. The Bank will be subject to the full and partial recourse obligations until all the lease financing receivables have been paid or otherwise been terminated and all equipment has been sold or disposed of. The final lease payment is due in 2010. The outstanding balance of these sold leases at December 31, 2007 was $1.0 million with a total recourse exposure of $198,000 and a current recourse liability of $17,000.

For information on known uncertainties, see Item 1, "Business."

Fourth Quarter 2007 Results (Unaudited)

Net income for the fourth quarter of 2007 was $6.2 million or $0.20 per diluted share, as compared to $13.3 million or $0.45 per diluted share for the fourth quarter of 2006.

Net interest income on a tax equivalent basis in the fourth quarter of 2007 increased $1.8 million, or 8.7%, from the same period in 2006. This increase was mainly attributable to higher net earning assets from the East Penn Financial acquisition effective November 16, 2007 and lower interest bearing checking and money market deposit costs. The net interest margin for the fourth quarter of 2007 of 2.76% remained flat as compared to 2.75% for the fourth quarter of 2006.

Noninterest income of $14.2 million for the fourth quarter of 2007 decreased $4.0 million from the comparable period in 2006. Fourth quarter 2007 growth, however, was achieved over 2006 in wealth management fee income and service charges on deposits. Wealth management fee income rose $1.5 million or 44.5% primarily driven by a higher level of life insurance business at Cornerstone as well as growth in trust assets. Service charges on deposits increased $876,000 or 43.9% mainly from return check and overdraft fees and fees from East Penn deposit accounts. During the fourth quarter of 2007, the Corporation recognized gains from sale-leaseback transactions of $2.8 million and from sales of investment securities of $657,000, while during 2006 the Corporation recognized a gain on the sale of the Honesdale branch of $10.7 million and a loss on sale of investment securities of $674,000.

Noninterest expense of $23.6 million for the fourth quarter of 2007 increased $5.1 million from the same period in 2006. Salaries and benefits expense rose $1.3 million during the fourth quarter of 2007 from the comparable period in 2006, primarily related to higher staffing levels resulting from new branch openings and the East Penn acquisition. In addition, occupancy expense increased due to several new office locations including the new operations center building in Harleysville and four new branch openings as well as the addition of the East Penn branches. Other expenses increased mostly due to a one-time pre-tax charge of $1.9 million related to the pension plan curtailment, merger expenses of $339,000 and increased professional and consulting fees.

The following is the summarized (unaudited) consolidated quarterly financial data of the Corporation which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the Corporation's results of operations:

Table 16—Selected Quarterly Financial Data (Unaudited)

	Three Months Ended 2007 (1)				Three Months Ended 2006 (2)			
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	(Dollars in thousands, except per share information)							
Interest income	$51,133	$49,022	$47,711	$46,695	$46,661	$45,961	$44,223	$42,096
Interest expense	29,555	28,158	27,556	26,858	26,849	25,347	22,947	20,625
Net interest income	21,578	20,864	20,155	19,837	19,812	20,614	21,276	21,471
Provision for loan losses	4,475	2,525	1,125	2,425	1,200	900	900	1,200
Net interest income after provision for loan losses	17,103	18,339	19,030	17,412	18,612	19,714	20,376	20,271
Noninterest income	14,171	9,765	10,255	9,147	18,206	8,286	9,923	8,933
Noninterest expense	23,579	18,856	20,141	18,779	18,467	17,560	17,678	17,125
Income before income tax expense	7,695	9,248	9,144	7,780	18,351	10,440	12,621	12,079
Income tax expense	1,514	2,047	2,065	1,646	5,079	2,533	3,336	3,128
Net income	$ 6,181	$ 7,201	$ 7,079	$ 6,134	$13,272	$ 7,907	$ 9,285	$ 8,951
Net income per share								
Basic	$ 0.20	$ 0.25	$ 0.25	$ 0.21	$ 0.46	$ 0.27	$ 0.32	$ 0.31
Diluted	$ 0.20	$ 0.25	$ 0.24	$ 0.21	$ 0.45	$ 0.27	$ 0.32	$ 0.30

(1) The results of operations include the acquisition of East Penn Financial effective November 16, 2007 and the sale-lease-back of bank properties during the fourth quarter of 2007.

(2) The results of operations include the sale of the Bank's Honesdale branch effective November 10, 2006.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

In the normal course of conducting business activities, the Corporation is exposed to market risk, principally interest risk, through the operations of its banking subsidiary. Interest rate risk arises from market driven fluctuations in interest rates that affect cash flows, income, expense and values of financial instruments. The Asset/Liability Committee of the Corporation, using policies and procedures approved by the Bank's Board of Directors, is responsible for managing the rate sensitivity position.

During the fourth quarter of 2007, the economy has experienced a continued decline in the housing market, reductions in credit facilities, rising food and energy prices, all resulting in short-term rate reductions by the Federal Open Market Committee. This has created a challenging interest rate environment for the Corporation which has impacted our interest rate sensitivity exposure. Information on quantitative and qualitative disclosures about market risk is incorporated by reference to the discussion contained in Item 7, under the caption "Interest Rate Sensitivity," and Table 13, "Contractual Repricing Data of Interest Sensitive Assets and Liabilities," and Table 14, "Market Value of Equity."

Item 8. Financial Statements and Supplementary Data

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Assets		
Cash and due from banks	$ 73,930	$ 61,895
Federal funds sold and securities purchased under agreements to resell	131,600	59,000
Interest-bearing deposits in banks	3,873	3,975
Total cash and cash equivalents	209,403	124,870
Residential mortgage loans held for sale	1,140	1,857
Investment securities available for sale	925,568	853,010
Investment securities held to maturity (market value $57,518 and $59,297, respectively)	57,347	58,879
Loans and leases	2,459,683	2,045,498
Less: Allowance for loan losses	(27,328)	(21,154)
Net loans	2,432,355	2,024,344
Premises and equipment, net	32,518	33,785
Accrued interest receivable	16,456	14,950
Goodwill	111,155	43,956
Intangible assets, net	13,340	7,282
Bank-owned life insurance	72,269	61,720
Other assets	31,450	25,175
Total assets	$3,903,001	$3,249,828
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	$ 358,258	$ 327,973
Interest-bearing:		
Checking	482,104	539,974
Money market	796,325	662,966
Savings	145,681	133,370
Time deposits	1,202,690	852,572
Total deposits	2,985,058	2,516,855
Federal funds purchased and securities sold under agreements to repurchase	101,493	96,840
Other short-term borrowings	2,015	1,357
Long-term borrowings	321,785	239,750
Accrued interest payable	28,810	31,358
Subordinated debt	82,992	51,548
Other liabilities	41,538	17,369
Total liabilities	3,563,691	2,955,077
Shareholders' equity:		
Series preferred stock, par value $1 per share; authorized 8,000,000 shares, none issued	—	—
Common stock, par value $1 per share; authorized 75,000,000 shares; issued 31,507,021 shares in 2007 and 29,074,250 shares in 2006	31,507	29,074
Additional paid-in capital	231,130	194,713
Retained earnings	82,311	79,339
Accumulated other comprehensive loss	(2,566)	(6,103)
Treasury stock, at cost: 174,605 shares in 2007 and 109,767 shares in 2006	(3,072)	(2,272)
Total shareholders' equity	339,310	294,751
Total liabilities and shareholders' equity	$3,903,001	$3,249,828

See accompanying notes to consolidated financial statements.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per share data)		
Interest income			
Loans and leases, including fees	**$145,319**	$134,115	$115,333
Investment securities:			
Taxable	**34,803**	30,296	23,923
Exempt from federal taxes	**10,863**	10,477	10,846
Federal funds sold and securities purchased under agreements to resell	**3,084**	3,838	1,451
Deposits in banks	**492**	215	186
Total interest income	**194,561**	178,941	151,739
Interest expense			
Savings and money market deposits	**47,980**	38,906	22,319
Time deposits	**41,309**	36,460	24,330
Short-term borrowings	**5,431**	5,202	3,972
Long-term borrowings	**17,407**	15,200	13,997
Total interest expense	**112,127**	95,768	64,618
Net interest income	**82,434**	83,173	87,121
Provision for loan losses	**10,550**	4,200	3,401
Net interest income after provision for loan losses	**71,884**	78,973	83,720
Noninterest income			
Service charges	**9,690**	8,002	8,202
Gain (loss) on sales of investment securities, net	**1,132**	(674)	4,794
Gain on sale-leaseback of bank properties	**2,788**	—	—
Gain on sale of branch	—	10,650	690
Gain on sale of credit card portfolio	—	1,444	—
Wealth management	**18,642**	14,788	6,651
Bank-owned life insurance	**2,489**	2,386	2,234
Other income	**8,597**	8,752	7,419
Total noninterest income	**43,338**	45,348	29,990
Net interest income after provision for loan losses and noninterest income	**115,222**	124,321	113,710
Noninterest expense			
Salaries, wages and employee benefits	**48,832**	44,647	37,441
Occupancy	**7,008**	5,670	5,176
Furniture and equipment	**3,941**	3,664	4,231
Marketing	**1,617**	1,854	2,506
Other expense	**19,957**	14,995	13,125
Total noninterest expense	**81,355**	70,830	62,479
Income before income tax expense	**33,867**	53,491	51,231
Income tax expense	**7,272**	14,076	12,403
Net income	**$ 26,595**	$ 39,415	$ 38,828
Net income per share information:			
Basic	**$ 0.91**	$ 1.36	$ 1.34
Diluted	**$ 0.90**	$ 1.34	$ 1.32
Cash dividends per share	**$ 0.80**	$ 0.75	$ 0.72
Weighted average number of common shares:			
Basic	**29,218,671**	28,946,847	28,891,412
Diluted	**29,459,898**	29,353,128	29,490,216

See accompanying notes to consolidated financial statements.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Number of Shares	Treasury Stock Number of Shares	Common Stock Par Value	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total	Comprehensive Income (Loss)
	(Dollars and share information in thousands)								
Balance January 1, 2005	27,320	(1,043)	$27,320	$160,039	$99,730	$ 1,243	$(17,800)	$270,532	
Issuance of stock for stock options, net of tax benefits	142	153	142	1,284	—	—	3,027	4,453	
Issuance of stock awards	—	—	—	5	—	—	—	5	
Stock dividend	38	1,272	38	6,090	(29,535)	—	23,392	(15)	
Net income	—	—	—	—	38,828	—	—	38,828	$38,828
Other comprehensive loss, net of reclassifications and tax	—	—	—	—	—	(9,861)	—	(9,861)	(9,861)
Purchases of treasury stock	—	(446)	—	—	—	—	(9,972)	(9,972)	
Cash dividends	—	—	—	—	(20,738)	—	—	(20,738)	
Comprehensive income									$28,967
Balance December 31, 2005	27,500	(64)	27,500	167,418	88,285	(8,618)	(1,353)	273,232	
Issuance of stock for stock options, net of excess tax benefits	192	220	192	1,662	—	—	4,583	6,437	
Issuance of stock awards	—	—	—	5	—	—	—	5	
Stock-based compensation expense	—	—	—	440	—	—	—	440	
Stock dividend	1,382	—	1,382	25,188	(26,582)	—	—	(12)	
Net income	—	—	—	—	39,415	—	—	39,415	$39,415
Other comprehensive income, net of reclassifications and tax (1)	—	—	—	—	—	4,050	—	4,050	4,050
Purchases of treasury stock	—	(265)	—	—	—	—	(5,502)	(5,502)	
Cash dividends	—	—	—	—	(21,779)	—	—	(21,779)	
Comprehensive income									$43,465
Adjustment for adoption of FAS No. 158, net of tax	—	—	—	—	—	(1,535)	—	(1,535)	
Balance December 31, 2006	29,074	(109)	29,074	194,713	79,339	(6,103)	(2,272)	294,751	
Issuance of stock for stock options, net of tax and excess tax benefits	—	76	—	(386)	—	—	1,391	1,005	
Issuance of stock awards	—	—	—	(1)	—	—	5	4	
Stock-based compensation expense	—	—	—	118	—	—	—	118	
Net income	—	—	—	—	26,595	—	—	26,595	$26,595
Other comprehensive income, net of reclassifications and tax	—	—	—	—	—	3,537	—	3,537	3,537
Issuance of common stock for acquisition of East Penn Financial	2,433	—	2,433	36,686	—	—	—	39,119	
Purchases of treasury stock	—	(141)	—	—	—	—	(2,196)	(2,196)	
Cash dividends	—	—	—	—	(23,623)	—	—	(23,623)	
Comprehensive income									$30,132
Balance December 31, 2007	31,507	(174)	$31,507	$231,130	$82,311	$(2,566)	$ (3,072)	$339,310	

See accompanying notes to consolidated financial statements.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Operating activities			
Net income	**$ 26,595**	$ 39,415	$ 38,828
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**10,550**	4,200	3,401
Depreciation and amortization	**5,232**	4,483	3,909
Net amortization of investment securities discounts/premiums	**1,758**	3,327	5,890
Deferred income (benefit) expense	**(7,859)**	659	(5,530)
(Gain) loss on sales of investment securities, net	**(1,132)**	674	(4,794)
Gain on sale-leaseback of bank properties	**(2,788)**	—	—
Gain on sale of branch	—	(10,650)	(690)
Gain on sale of credit card portfolio	—	(1,444)	—
Gain on sale of bank subsidiary	—	—	(287)
Bank-owned life insurance income	**(2,489)**	(2,386)	(2,234)
Stock-based compensation expense	**118**	440	—
Pension termination expense	**1,917**	—	—
Net decrease (increase) in accrued interest receivable	**307**	(1,725)	(1,205)
Net (decrease) increase in accrued interest payable	**(4,410)**	4,412	2,039
Net decrease (increase) in other assets	**5**	(8,085)	3,214
Net increase (decrease) in other liabilities	**5,773**	1,711	(8,850)
Other, net	**31**	(89)	86
Net cash provided by operating activities	**33,608**	34,942	33,777
Investing activities			
Proceeds from sales of investment securities available for sale	**186,218**	110,842	273,919
Proceeds from maturity or calls of investment securities held to maturity	**1,500**	617	9,243
Proceeds from maturity or calls of investment securities available for sale	**157,921**	158,146	196,161
Purchases of investment securities available for sale	**(347,416)**	(278,063)	(454,254)
Net increase in loans	**(83,162)**	(101,554)	(147,029)
Net cash paid due to acquisitions, net of cash acquired	**(34,010)**	(14,525)	—
Net cash paid in sale of branch	—	(42,472)	(7,431)
Net proceeds from sale of credit card portfolio	—	16,705	—
Net cash received from sale of bank subsidiary	—	—	1,931
Purchases of premises and equipment	**(10,912)**	(10,783)	(4,783)
Proceeds from sales of premises and equipment	**39,712**	857	35
Purchase of bank-owned life insurance	—	—	(5,000)
Proceeds from sales of other real estate	**13**	109	466
Net cash used in investing activities	**(90,136)**	(160,121)	(136,742)
Financing activities			
Net increase in deposits	**85,491**	225,554	166,472
(Decrease) increase in federal funds purchased and securities sold under agreements to repurchase	**(6,429)**	8,722	(54,327)
Increase (decrease) in short-term borrowings	**658**	(395)	(45,461)
Advances of long-term borrowings	**125,000**	10,000	25,000
Repayments of long-term borrowings	**(62,003)**	(68,000)	—
Proceeds from subordinated debt issuance	**23,196**	—	25,774
Cash dividends	**(23,623)**	(21,779)	(20,738)
Repurchase of common stock	**(2,196)**	(5,502)	(9,972)
Proceeds from the exercise of stock options	**925**	5,302	4,453
Excess tax benefits from stock-based compensation	**42**	948	—
Other, net	—	(12)	(15)
Net cash provided by financing activities	**141,061**	154,838	91,186
Net increase (decrease) in cash and cash equivalents	**84,533**	29,659	(11,779)
Cash and cash equivalents at beginning of year	**124,870**	95,211	106,990
Cash and cash equivalents at end of year	**$209,403**	$124,870	$ 95,211
Cash paid during the year for:			
Interest	**$116,649**	$ 91,435	$ 62,860
Income taxes	**$ 6,145**	$ 17,088	$ 18,940
Supplemental disclosure of noncash investing and financing activities:			
Transfer of assets from loans to other real estate owned	**$ 51**	$ 128	$ 288
Acquisition of East Penn Financial, common stock issued	**$ 39,119**	—	—

See accompanying notes to consolidated financial statements.

Note 1—Summary of Significant Accounting Policies

Harleysville National Corporation (the Corporation) through its subsidiary bank, Harleysville National Bank (the Bank), provides a full range of banking services including loans, deposits, investment management, trust and investment advisory services to individual and corporate customers primarily located in eastern Pennsylvania. HNC Financial Company and HNC Reinsurance Company are wholly owned subsidiaries of the Corporation. HNC Financial Company's principal business function is to expand the investment opportunities of the Corporation. HNC Reinsurance Company functions as a reinsurer of consumer loan credit life and accident and health insurance.

The Corporation and the Bank are subject to regulations of certain state and federal agencies including the Federal Deposit Insurance Corporation, as insurer of the Bank's deposits, the Board of Governors of the Federal Reserve System, as regulator of the holding company and the Office of the Comptroller of Currency. Accordingly, these regulatory authorities periodically examine the Corporation and the Bank. As a consequence of the extensive regulation of commercial banking activities, the Corporation's and the Bank's businesses are susceptible to being affected by state and federal legislation and regulations.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the Corporation and its wholly owned subsidiaries, the Bank, HNC Financial Company, and HNC Reinsurance Company. East Penn Financial Corporation (East Penn Financial) and its banking subsidiary are included in the Corporation's results effective November 16, 2007. The Cornerstone Companies' (subsidiaries of the Bank) results of operations are included in the Corporation's results effective January 1, 2006. All significant intercompany accounts and transactions have been eliminated in consolidation and certain prior period amounts have been reclassified to conform to current year presentation. The accounting and reporting policies of the Corporation and its subsidiaries conform with accounting principles generally accepted in the United States and general practices within the financial services industry.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the dates of the balance sheets and revenues and expenditures for the periods presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold, securities purchased under agreements to resell and interest-bearing deposits in banks with an original maturity of generally three months or less.

Investment Securities

The Corporation accounts for securities under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Debt securities, which management has the intent and ability to hold until maturity, are classified as held to maturity and reported at amortized cost, adjusted for amortization of premiums and accretion of discounts using the interest method over the life of the securities. Debt and equity securities expected to be held for an indefinite period of time are classified as available for sale and are stated at fair value with unrealized gains and losses excluded from earnings

Note 1—Summary of Significant Accounting Policies (Continued)

and reported in other comprehensive income, net of income taxes. The Corporation receives estimated fair values of debt securities from independent valuation services and brokers. In developing these fair values, the valuation services and brokers use estimates of cash flows based on historical performance of similar instruments in similar rate environments.

Amortization of premiums and accretion of discounts for investment securities available for sale and held to maturity are included in interest income. Realized gains and losses on the sale of investment securities are recognized using the specific identification method and are included in the consolidated statements of income.

The Corporation follows Financial Accounting Standards Board (FASB) FSP FAS Nos. 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other than temporary, and on measuring such impairment loss. The Corporation uses various indicators in determining whether a security is other-than-temporarily impaired, including for equity securities, if the market value is below its cost for an extended period of time with low expectation of recovery or for debt securities, when it is probable that the contractual interest and principal will not be collected. The debt securities are monitored for changes in credit ratings. Adverse changes in credit ratings would affect the estimated cash flows of the underlying collateral or issuer.

Loans

Loans that management intends to hold to maturity are stated at the principal amount outstanding. Net loans represent the principal loan amount outstanding net of deferred fees and costs, unearned income and the allowance for loan losses. Interest on loans is credited to income based on the principal amount outstanding.

Lease financing represents automobile and equipment leasing. The lease financing receivable included in loans is stated at the gross amount of lease payments receivable, plus the residual value, less income to be earned over the life of the leases. Income is recognized over the term of the leases using the level yield method.

Loan origination fees and direct loan origination costs of completed loans are deferred and recognized over the life of the loan as an adjustment to the yield. The net loan origination fees recognized as yield adjustments are reflected in loan interest income in the consolidated statements of income and the unamortized balance of the net loan origination fees is reported in loans outstanding in the consolidated balance sheets.

Income recognition of interest on loans is discontinued when, in the opinion of management, the collectibility of principal or interest becomes doubtful. A loan is generally classified as nonaccrual when principal or interest has consistently been in default for a period of 90 days or more or because of deterioration in the financial condition of the borrower, and payment in full of principal or interest is not expected. When a loan is placed on nonaccrual status, all accrued but uncollected interest is reversed from income. The Corporation recognizes income on nonaccrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Corporation. The Corporation will not recognize income if these factors do not exist. Loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. The Corporation accounts for impaired loans under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." Individually impaired loans are measured

Note 1—Summary of Significant Accounting Policies (Continued)

based on the present value of expected future cash flows discounted at the loan's effective interest rate, a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, impairment is based on the fair value of the collateral when foreclosure is probable. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses. The Corporation's policy for interest income recognition on impaired loans is to recognize income on restructured loans under the accrual method.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that management believes is sufficient to absorb estimated probable credit losses. The allowance for loan losses is based on estimated net realizable value unless it is probable that loans will be foreclosed, in which case the allowance for loan losses is based on the fair value of the collateral less selling costs. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires significant estimates by management. Consideration is given to a variety of factors in establishing these estimates including historical losses, current and anticipated economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan review, borrowers' perceived financial and management strengths, the adequacy of underlying collateral, the dependence on collateral, and the strength of the present value of future cash flows and other relevant factors. These factors may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required which may adversely affect the Corporation's results of operations in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

The Corporation performs periodic evaluations of the allowance for loan losses that include both historical, internal and external factors. The actual allocation of reserve is a function of the application of these factors to arrive at a reserve for each portfolio type. Management assigns credit ratings and individual factors to individual groups of loans. Changes in concentrations and quality are captured in the analytical metrics used in the calculation of the reserve. The components of the allowance for credit losses consist of both historical losses and estimates. Management bases its recognition and estimation of each allowance component on certain observable data that it believes is the most reflective of the underlying loan losses being estimated. The observable data and accompanying analysis is directionally consistent, based upon trends, with the resulting component amount for the allowance for loan losses. The Corporation's allowance for loan losses components includes the following: historical loss estimation by loan product type and by risk rating within each product type, payment (past due) status, industry concentrations, internal and external variables such as economic conditions, credit policy and underwriting changes and results of the loan review process. The Corporation's historical loss component is the most significant component of the allowance for loan losses, and all other allowance components are based on the inherent loss attributes that management believes exist within the total portfolio that are not captured in the historical loss component.

Note 1—Summary of Significant Accounting Policies (Continued)

The historical loss components of the allowance represent the results of analyses of historical charge-offs and recoveries within pools of homogeneous loans, within each risk rating and broken down further by segment, within the portfolio. Criticized assets are further assessed based on trends, expressed as percentages, relative to delinquency, risk rating and nonaccrual, by credit product.

The historical loss components of the allowance for commercial and industrial loans and commercial real estate loans (collectively "commercial loans") are based principally on current risk ratings, historical loss rates adjusted, by adjusting the risk window, to reflect current events and conditions, as well as analyses of other factors that may have affected the collectability of loans. All commercial loans with an outstanding balance over $500,000 are subject to review on an annual basis. Samples of commercial loans with a "pass" rating are individually reviewed annually. Commercial loans that management determines to be potential problem loans are individually reviewed at a minimum annually. The review is accomplished via Watchlist Memorandum, and is designed to determine whether such loans are individually impaired, with impairment measured by reference to the collateral coverage and/or debt service coverage. Consumer credit and residential real estate reviews are limited to those loans reflecting delinquent payment status. Homogeneous loan pools, including consumer and 1-4 family residential mortgages are not subject to individual review but are evaluated utilizing risk factors such as concentration of one borrower group. The historical loss component of the allowance for these loans is based principally on loan payment status, retail classification and historical loss rates, adjusted by altering the risk window, to reflect current events and conditions.

The industry concentration component is recognized as a possible factor in the estimation of loan losses. Two industries represent possible concentrations: commercial real estate and consumer loans relying on residential home equity. No specific loss-related observable data is recognized by management currently, therefore no specific factor is calculated in the reserve solely for the impact of these concentrations, although management continues to carefully consider relevant data for possible future sources of observable data.

The historic loss model includes a judgmental component (environmental factors) that reflects management's belief that there are additional inherent credit losses based on loss attributes not adequately captured in the lagging indicators. The environmental factors are based upon management's review of trends in the Corporation's primary market area as well as regional and national economic trends. Management utilizes various economic factors that could impact borrowers' future ability to make loan payments such as changes in the interest rate environment, product supply shortages and negative industry specific events. Management utilizes relevant articles from newspapers and other publications that describe the economic events affecting specific geographic areas and other published economic reports and data. Furthermore, given that past-performance indicators may not adequately capture current risk levels, allowing for a real-time adjustment enhances the validity of the loss recognition process. There are many credit risk management reports that are synthesized by credit risk management staff to assess the direction of credit risk and its instant effect on losses. It is important to continue to use experiential data to confirm risk as measurable losses will continue to manifest themselves at higher than normal levels even after the economic cycle has begun an upward swing and lagging indicators begin to show improvement. The judgmental component is allocated to the specific segments of the portfolio based on the historic loss component.

Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer" requires impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. The Company evaluates the assets acquired in its acquisitions for applicability to this statement.

Note 1—Summary of Significant Accounting Policies (Continued)

Mortgage Servicing

The Corporation performs various servicing functions on mortgage loans owned by others. A fee, usually based on a percentage of the outstanding principal balance of the loan, is received for these services.

The Corporation accounts for its transfers and servicing financial assets in accordance with SFAS No. 156, "Amending Accounting for Separately Recognized Servicing Assets and Liabilities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Corporation originates mortgages under a definitive plan to sell or securitize those loans and service the loans owned by the investor. The Corporation initially recognizes and measures at fair value its servicing assets and allocates the carrying amount between the assets sold based on the relative fair values at the date of transfer. The Corporation recognizes and initially measures at fair value, a servicing asset each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The Corporation uses the amortization method for subsequent measurement of its servicing assets. Servicing assets are amortized in proportion to and over the period of net servicing income and assessed for impairment based on fair value at each reporting period.

The Corporation estimates the fair value of servicing rights based upon the present value of expected future cash flows associated with the servicing rights discounted at a current market rate using the same assumptions used by bidders of servicing portfolios. The loans are grouped into homogenous pools for analysis based upon the predominant risk characteristics including origination date, loan type, interest rate and term. Assumptions are developed that include estimates of servicing costs, loan defaults, prepayment speeds, discount rates, market conditions and other factors that impact the value of retained interests. If the carrying value of mortgage servicing rights for a pool exceeds the estimated fair value, an impairment loss is recognized through a charge to the valuation allowance with a corresponding adjustment to earnings.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on sales of loans are also accounted for in accordance with SFAS No. 134, "Accounting for Mortgage Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement requires that an entity engaged in mortgage banking activities classify the retained mortgage-backed security or other interest, which resulted from the securitizations of a mortgage loan held for sale, based upon its ability and intent to sell or hold these investments.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line and accelerated depreciation methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the remaining useful lives of the leases (including renewal options) or estimated useful lives, whichever is shorter.

Net Assets in Foreclosure

Net assets in foreclosure include foreclosed real estate which is carried at the lower of cost (lesser of carrying value of loan or fair value at date of acquisition) or estimated fair value of the collateral less selling costs. Any write-down, at or prior to the dates the real estate is considered foreclosed, is charged to the allowance for loan losses. Subsequent write-downs and expenses incurred in connection with holding such assets are recorded in other expenses. Any gain or loss upon the sale of real estate owned is charged to operations as incurred. Net assets in foreclosure also includes foreclosed leases which are carried at lower of cost (lesser of carrying value of loan or fair value at date of acquisition) or estimated fair value less selling costs.

Note 1—Summary of Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the identifiable net assets acquired in accordance with the purchase method of accounting. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill is tested for impairment at the reporting unit level and an impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Core deposit intangibles are a measure of the value of checking and savings deposits acquired in business combinations accounted for under the purchase method. Core deposit intangibles and other identified intangible assets with finite useful lives are amortized on a straight-line basis or sum of the years digits basis over their estimated lives (ranging from five to ten years) and identifiable intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Corporation employs general industry practices in evaluating the fair value of its goodwill and other intangible assets. The Corporation calculates the fair value using a combination of the following valuation methods: dividend discount analysis under the income approach, which calculates the present value of all excess cash flows plus the present value of a terminal value and price/earnings multiple under the market approach. Any impairment loss related to goodwill and other intangible assets is reflected as other noninterest expense in the statement of operations in the period in which the impairment was determined. No assurance can be given that future impairment tests will not result in a charge to earnings. See Note 2 – Acquisitions / Dispositions and Note 8 – Goodwill and Other Intangibles for additional information.

Derivatives

The Corporation accounts for derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. The Statement requires the Corporation to recognize all derivative instruments at fair value as either assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on whether, at inception, it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings. When the Corporation designates a derivative as hedging, it is required to establish at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the Corporation's approach to managing risk.

The Corporation enters into interest rate swap contracts to modify the interest rate characteristics from variable to fixed in order to reduce the impact of interest rate changes on future net interest income. Net amounts payable or receivable from these contracts are accrued as an adjustment to interest income or interest expense of the related asset or liability. Interest rate swap agreements are designated as either cash flow hedges or fair value hedges. For cashflow hedges, the fair value of these derivatives is reported in other assets or other liabilities and offset in accumulated other comprehensive income for the effective portion of the derivatives. Amounts reclassed into earnings, when the hedged transaction culminates, are included in net interest. Ineffectiveness of the strategy, as defined under SFAS 133, if any, is reported in net interest. In a fair value hedge, the fair values of the interest rate swap agreements and changes in the fair values of the hedged items are recorded in the Corporation's consolidated balance sheet with the corresponding gain or loss being recognized in current earnings. The difference between changes in the fair values of interest rate swap agreements and the hedged items represents

Note 1—Summary of Significant Accounting Policies (Continued)

hedge ineffectiveness and is recorded in net interest in the Corporation's income statement. The Corporation performs an assessment, both at the inception of the hedge and quarterly thereafter, to determine whether these derivatives are highly effective in offsetting changes in the value of the hedged items.

Stock-Based Compensation

The Corporation recognizes compensation expense for stock options in accordance with SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123R) adopted at January 1, 2006 under the modified prospective application method of transition. The expense of the option is generally measured at fair value at the grant date with compensation expense recognized over the service period, which is usually the vesting period. For grants subject to a service condition, the Corporation utilizes the Black-Scholes option-pricing model (as used under SFAS 123) to estimate the fair value of each option on the date of grant. The Black-Scholes model takes into consideration the exercise price and expected life of the options, the current price of the underlying stock and its expected volatility, the expected dividends on the stock and the current risk-free interest rate for the expected life of the option. For grants subject to a market condition, the Corporation utilizes a Monte Carlo simulation to estimate the fair value and determine the derived service period. Compensation is recognized over the derived service period with any unrecognized compensation cost immediately recognized when the market condition is met. The Corporation's estimate of the fair value of a stock option is based on expectations derived from historical experience and may not necessarily equate to its market value when fully vested. In accordance with SFAS 123(R), the Corporation estimates the number of options for which the requisite service is expected to be rendered. Prior to January 1, 2006, the Corporation followed SFAS 123 and Accounting Principles Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees,"* with *pro forma* disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS 123 had been applied. See Note 14 – Stock-Based Compensation for additional information.

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110, "Certain Assumptions Used in Valuation Methods." SAB 110 expresses the views of the staff regarding the use of a "simplified" method as discussed in SAB No. 107, "Share-Based Payment," in developing an estimate of expected term of "plain vanilla" share options in accordance with FAS 123(R). The staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. Under SAB 110, the SEC staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 to help public companies, mostly small firms, that lack historical data on the exercising of options by employees. SAB 110 is not expected to have any material impact on the Corporation's financial statements.

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. Deferred tax assets and liabilities are recognized due to differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Deferred tax assets are subject to management's judgment based upon available evidence that future realizations are likely. If management determines that the Corporation may not be able to realize some or all of the net deferred tax asset in the future, a charge to income tax expense may be required to reduce the value of the net deferred tax asset to the expected realizable value. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense or benefit is recognized for the change in deferred tax liabilities or assets between periods.

Note 1—Summary of Significant Accounting Policies (Continued)

Pension Plans

The Corporation has certain employee benefit plans covering substantially all employees. The Corporation accrues service cost as incurred. The Corporation's current measurement date for plan assets and obligations is fiscal year-end. The Corporation's defined benefit pension plan was frozen at the current benefit levels as of December 31, 2007 at which time the accrual of future benefits for eligible employees ceased. The Corporation accounts for its Pension Plan in accordance with SFAS No. 87 "Employers' Accounting for Pensions," and SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," as amended by SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158, effective at the end of fiscal year 2006, requires companies to recognize the funded status of defined benefit pension plans on the balance sheet and recognize changes in the funded status of the plan in the year in which the changes occur. See Note 12 – Pension Plans for additional information.

Bank-Owned Life Insurance

The Corporation invests in bank-owned life insurance (BOLI). BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees. The Corporation is the owner and beneficiary of the policies. This pool of insurance, due to tax advantages to the Bank, is profitable to the Corporation. This profitability is used to offset a portion of future benefit cost increases. The Bank's deposits fund BOLI and the earnings from BOLI are recognized as noninterest income.

Earnings Per Share

The Corporation follows the provisions of SFAS No. 128, "Earnings per Share." Basic earnings per share exclude dilution and are computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Proceeds assumed to have been received on such exercise or conversion are assumed to be used to purchase shares of the Corporation's common stock at the average market price during the period, as required by the "treasury stock method" of accounting. The effects of securities or other contracts to issue common stock are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive. All weighted average shares, actual shares and per share information in the financial statements have been adjusted retroactively for the effect of stock dividends.

Marketing Costs

It is the Corporation's policy to expense marketing costs in the period in which they are incurred.

Comprehensive Income

The Corporation records unrealized gains and losses on available for sale investment securities, net of tax and gains and losses on cash flow hedges, net of tax in other comprehensive income in shareholders' equity. Gains and losses on available for sale investment securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge. Gains or losses on derivatives are reclassified to net income as the hedged item affects earnings. The Corporation follows the disclosure provisions of SFAS No. 130, "Reporting Comprehensive Income."

Note 1—Summary of Significant Accounting Policies (Continued)

Variable Interest Entities

Harleysville Statutory Trust I (Trust I), HNC Statutory Trust II (Trust II), HNC Statutory Trust III (Trust III), HNC Statutory Trust IV (Trust IV), and East Penn Statutory Trust, (collectively, the Trusts) are considered variable interest entities under FASB Interpretation 46, "Consolidation of Variable Interest Entities," as revised (FIN 46R). Accordingly, the Corporation is not considered the primary beneficiary and therefore the Trusts are not consolidated in the Corporation's financial statements.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations (revised 2007)." FAS 141(R) will significantly change how entities apply the acquisition method to business combinations. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. This Statement is broader than SFAS 141, which only applied to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses including combinations achieved without the transfer of consideration. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. This replaces SFAS 141's cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS 141 required the acquirer to include the costs incurred to effect the acquisition (acquisition-related costs) in the cost of the acquisition that was allocated to the assets acquired and the liabilities assumed. SFAS 141 (R) requires those costs to be recognized separately from the acquisition. In accordance with SFAS 141, restructuring costs that the acquirer expected but was not obligated to incur were recognized as if they were a liability assumed at the acquisition date. SFAS 141(R) requires the acquirer to recognize those restructuring costs that do not meet the criteria in SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" as an expense as incurred. Acquisition related transaction costs will be expensed as incurred. SFAS 141(R) requires an acquirer to recognize assets or liabilities arising from all other contingencies (contractual contingencies) as of the acquisition date, measured at their acquisition-date fair values only if it is more likely than not that they meet the definition of an asset or a liability on the acquisition date. Under SFAS 141(R), changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. Additionally, under SFAS 141(R), the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer.. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Corporation is currently assessing the impact of the adoption of this FAS 141(R) on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements–an amendment of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Corporation is currently assessing the impact of the adoption of SFAS 160 on its financial statements.

Note 1—Summary of Significant Accounting Policies (Continued)

In November 2007, the SEC issued SAB 109, "Written Loan Commitments Recorded at Fair Value through Earnings." SAB 109 revises and rescinds portions of SAB 105, "Application of Accounting Principles to Loan Commitments." The SEC staff's current view is that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of derivative and other written loan commitments that are accounted for at fair value through earnings. That view is consistent with the guidance in Financial Accounting Standards Board (FASB) No. 156, "Accounting for Servicing of Financial Assets" and FASB No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SAB 109 retains the view expressed in SAB 105 that internally developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. The guidance in SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of SAB 109 is not expected to have a material impact on the Corporation's financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. The Company does not expect EITF 06-11 will have a material impact on its financial statements.

In April 2007, the FASB issued FASB Staff Position (FSP) No. FIN 39-1, Amendment of FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." FIN 39-1 permits a reporting entity that is party to a master netting arrangement to offset the receivable or payable recognized upon payment or receipt of cash collateral against the fair value amounts recognized against derivative instruments that had been offset under the same master netting arrangement. This FSP also replaces the terms "conditional contracts" and "exchange contracts" with the broader term "derivative instruments." FIN 39-1 applies to fiscal years beginning after November 15, 2007. A reporting entity also must recognize the effects of initial adoption as a change in accounting principle through retrospective application for all periods presented, unless it is impracticable to do so. The Corporation has chosen not to adopt FIN 39-1 due to the immaterial impact on the Corporation's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement also establishes presentation and disclosure requirements. The entity shall report the effect of the first re-measurement to fair value as a cumulative-effective adjustment to the opening balance of retained earnings. At each subsequent reporting date, unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied instrument by instrument, with a few exceptions, is irrevocable and is applied only to entire instruments. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option. However, the amendment to SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities with available-for-sale and trading securities. If the fair value option is elected for any available-for-sale or held-to-maturity securities at the effective date, the cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption was permitted as of the beginning of a fiscal year that began on or before November 15, 2007, provided that the entity also elected to apply the provisions of SFAS 157, "Fair Value Measurements." The Corporation is not

Note 1—Summary of Significant Accounting Policies (Continued)

currently electing to measure any additional financial instruments at fair value under this Statement and the adoption of FAS 159 is not expected to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The Statement will require the Corporation to apply valuation techniques that (1) place greater reliance on observable inputs and less reliance on unobservable inputs and (2) are consistent with the market approach, the income approach, and/or the cost approach. The definition and framework apply to both items recognized and reported at fair value in the financial statements and items disclosed at fair value in the notes to the financial statements. The Statement also requires expanded disclosure in interim and annual financial statements about how the Corporation uses fair value. The disclosures focus on items measured at fair value based on significant unobservable inputs and the effect of fair value measurements on earnings. The disclosures are only required for items recognized and reported at fair value in the financial statements. The Statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in the Corporation's financial statements, or disclosed at fair value in the Corporation's notes to the financial statements. Additionally, SFAS 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this Statement when measuring fair value. As a result, the Corporation will not be required to recognize any new instruments at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although earlier application was encouraged. Prospective application of the provisions of SFAS 157 is required as of the beginning of the fiscal year in which it is initially applied, except for certain circumstances specified in the Statement that require retrospective application. In March 2008, the FASB issued FSP FAS 157-2 to partially delay the effective implementation of SFAS 157 until fiscal years beginning after November, 15, 2008 for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in financial statements on a recurring basis (at least annually). Assets and liabilities currently reported or disclosed at fair value on a recurring basis in the Corporation's financial statements include investment securities, impaired loans, residential mortgage loans held for sale, mortgage servicing rights and derivatives. The Corporation does not anticipate any material impact on its financial statements upon partial adoption of FAS 157 for its fiscal year beginning January 1, 2008. The Corporation is in the process of assessing the impact of the adoption of SFAS 157 for its fiscal year beginning January 1, 2009 relating to nonfinancial assets and liabilities on the Corporation's financial statements including goodwill and other intangible assets.

At its September 2006 meeting, the EITF reached a final consensus on Issue 06–05, "Accounting for Purchases of Life Insurance–Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85–4." Issue 06-05 concludes that in determining the amount that could be realized under an insurance contract accounted for under FASB Technical Bulletin No. 85–4, "Accounting for Purchases of Life Insurance," the policyholder should (1) consider any additional amounts included in the contractual terms of the policy; (2) assume the surrender value on a individual–life by individual–life policy basis; and (3) not discount the cash surrender value component of the amount that could be realized when contractual restrictions on the ability to surrender a policy exist. Issue 06–05 should be adopted through either (1) a change in accounting principle through a cumulative–effect adjustment to retained earnings as of the beginning of the year of adoption or (2) a change in accounting principle through retrospective application to all prior periods. Issue 06–05 is effective for fiscal years beginning after December 15, 2006. The application of Issue 06–05 did not have a material effect on the Company's financial position or results of operations.

Note 1—Summary of Significant Accounting Policies (Continued)

At its September 2006 meeting, the EITF reached a final consensus on Issue 06–04, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split–Dollar Life Insurance Arrangements." In accordance with the EITF consensus, an agreement by an employer to share a portion of the proceeds of a life insurance policy with an employee during the postretirement period is a postretirement benefit arrangement required to be accounted for under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" or APB Opinion No. 12, "Omnibus Opinion– 1967." Furthermore, the purchase of a split–dollar life insurance policy does not constitute a settlement under SFAS No. 106 and, therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan or under APB No. 12 if it is not part of a plan. The provisions of Issue 06–04 are to be applied through either a cumulative–effect adjustment to retained earnings as of the beginning of the year of adoption or retrospective application. Issue 06–04 is effective for annual or interim reporting periods beginning after December 15, 2007. The application of Issue 06-04 is not expected to have a material effect on the Corporation's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet a "more-likely-than-not" recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 are to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The new interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Corporation's implementation of this interpretation did not have a material impact on the Corporation's financial position or results of operations and did not result in an adjustment to opening retained earnings.

In May 2007, the FASB issued FIN 48-1, "Definition of Settlement in FIN 48" to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have any impact on the Corporation's consolidated financial position or results of operations.

Note 2—Acquisitions / Dispositions

On December 27, 2007, the Bank settled and closed an agreement to sell fifteen properties to affiliates of American Realty Capital, LLC ("ARC") in a sale-leaseback transaction. The properties are located throughout Berks, Bucks, Lehigh, Montgomery, Northampton, and Carbon counties. Under the leases, the Bank will continue to utilize the properties in the normal course of business. Lease payments on each property are institution-quality, triple net leases with an initial annual aggregate base rent of $3.0 million with annual rent escalations equal to the lower of CPI-U (Consumer Price Index for all Urban Consumers) or 2.0 percent commencing in the second year of the lease term. As tenant, the Bank will be fully responsible for all costs associated with the operation, repair and maintenance of the properties during the lease terms and will be recorded as occupancy expense. The agreement provides that each lease will have a term of 15 years, commencing on the closing date for the Agreement. The agreement also contains options to renew for periods aggregating up to 45 years. Under certain circumstances these renewal options are subject to revocation by the lessor. The Bank received net proceeds of $38.2 million and recorded a gain on sale from the transaction of $2.3 million (pre-tax) representing a portion of the total gain of $18.9 million. The remaining gain will be deferred and amortized through a reduction of occupancy expense over the 15-year term of the leases an annual amount of approximately $1.1 million. The properties sold had a carrying value of $19.5 million. The Corporation also completed a separate sale-leaseback of office space in October 2007 receiving net proceeds of $1.5 million with a recognized pre-tax gain of $473,000. The deferred gain of $552,000 will be amortized over.10-year term of the lease.

Effective November 16, 2007, the Corporation completed its acquisition of East Penn Financial Corporation (East Penn Financial). Under the terms of the Agreement and Plan of Merger dated as of May 15, 2007, as amended August 29, 2007, East Penn Financial was acquired by Harleysville National Corporation and East Penn Financial's wholly owned subsidiary, East Penn Bank, a $451 million state chartered, FDIC insured bank, offering deposit and lending services throughout the Lehigh Valley, PA merged with and into Harleysville National Bank. These transactions were effective on November 16, 2007. Headquartered and founded in Emmaus, PA in 1990, East Penn Financial had nine banking offices located in Lehigh, Northampton and Berks Counties. The acquisition expands the branch network that the Corporation has in the Lehigh Valley and its opportunity to provide East Penn customers with a broader mix of products and services. East Penn Financial's results of operations are included in the Corporation's results from the date of acquisition, November 16, 2007.

The Corporation acquired 100% of the outstanding shares of East Penn Financial. Based on the terms of the merger agreement and stock prices at the effective time of the merger, the transaction was valued at approximately $85.0 million or $13.41 per share of East Penn Financial stock. Each shareholder of East Penn Financial had the right to elect to receive either cash only or the Corporation's shares only for each share of East Penn Financial stock, but could receive a combination of both in the aggregate, subject to the allocation provisions set forth in the Merger Agreement. The amount of final per share consideration was based on a formula that was determined by the average of the closing prices for the Corporation's common stock for the twenty business day period ending eleven business days before the effective time of the merger. East Penn

Note 2—Acquisitions / Dispositions (Continued)

Financial shares of 2,890,125 were exchanged at a conversion ratio of .8416 for 2,432,771 shares of the Corporation's common stock and East Penn Financial shares of 3,444,229 were exchanged for cash consideration of $14.50 per share totaling $49.9 million. East Penn Financial stock options of 136,906 were exchanged for cash consideration of $792,000 and options of 29,092 were exchanged at a conversion ratio of .8416 to acquire 25,480 shares of the Corporation's common stock options, with exercise prices ranging from $5.94 to $13.07 per share with a total fair value of $111,000. The allocation of the Corporation's common stock and cash was such that the East Penn Financial shareholders did not recognize gain or loss for federal income tax purposes on those East Penn Financial shares that were exchanged for the Corporation's common stock in the merger.

The following table summarizes the fair values of East Penn Financial's assets acquired and liabilities assumed at the date of acquisition. This transaction was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations."

	At November 16, 2007 (Dollars in thousands)
Assets:	
Cash and cash equivalents	$ 18,431
Investment securities available for sale	66,151
Loans	337,666
Less: Allowance for loan losses	(3,250)
Net loans	334,416
Other assets	32,139
Total assets	$451,137
Liabilities:	
Noninterest-bearing deposits	$ 46,401
Interest-bearing deposits	336,311
Short-term borrowings	11,082
Long-term borrowings	19,038
Other liabilities	11,873
Total liabilities	$424,705
Net assets acquired	$ 26,432

Note 2—Acquisitions / Dispositions (Continued)

Goodwill of $64.9 million was recorded in connection with the acquisition of East Penn Financial and allocated to the Community Banking segment. The following table provides the calculation of the goodwill. Management is in the process of evaluating and finalizing the identifiable intangible assets and purchase accounting adjustments, thus the allocation of the purchase price is subject to refinement. The following table provides the calculation of the goodwill:

	(Dollars in thousands)
Purchase Price:	
Purchase price assigned to shares exchanged for stock	$39,119
Purchase price assigned to shares exchanged for cash	49,941
Transaction costs	2,246
Total purchase price	91,306
Net Assets Acquired:	
Seller shareholders' equity	25,846
Estimated adjustments to reflect assets acquired at fair value:	
Investments	(1,102)
Loans (8 year weighted average life)	(4,123)
Premises and equipment (39 year weighted average life)	1,204
Core deposit intangible (4 year weighted average life)	6,422
Estimated amount allocated to liabilities assumed at fair value:	
Time deposits (1 year weighted average life)	(703)
FHLB borrowings (1 year weighted average life)	(38)
Deferred tax liability	(1,074)
Net assets acquired	26,432
Goodwill(1)	$64,874

(1) Goodwill is not expected to be deductible for tax purposes.

The fair value of certain assets and certain liabilities were based on quoted market prices from reliable market sources. When quoted market prices were not available, the estimated fair values were based upon the best information available, including obtained prices for similar assets and liabilities, and the results of using other valuation techniques. The prominent other valuation techniques used were the present value technique and appraisal/third party valuations. When the present value technique was employed, the associated cash flow estimates incorporated assumptions that marketplace participants would use in estimating fair values. In instances where reliable market information was not available, the Corporation used its own assumptions in an effort to determine a reasonable fair value. In other instances, the Corporation assumed the historical book value of certain assets and liabilities represented a reasonable proxy of fair value. The Coporation determined that there were no other categories of identifiable intangible assets arising from the East Penn Financial acquisition other than the core deposit intangible. The Corporation also determined that there were no material purchase accounting adjustments needed with respect to SOP 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer."

Note 2—Acquisitions / Dispositions (Continued)

On March 1, 2007, the Cornerstone Companies, a subsidiary of the Bank, completed a selected asset purchase of McPherson Enterprises and related entities (McPherson), registered investment advisors specializing in estate and succession planning and life insurance for high-net-worth construction and aggregate business owners and families throughout the United States. Located in Towson, Maryland, McPherson became a part of the Cornerstone Companies, a component of the Bank's Millennium Wealth Management division. The Bank paid $1.5 million in cash. Goodwill of $1.1 million and customer relationship intangibles of $375,000 (with a weighted average amortization period of ten years) were recorded in connection with the asset purchase.

On November 10, 2006, the Bank completed the sale of its Honesdale branch located in Wayne County, Pennsylvania with deposits of $74.2 million, as well as loans and other assets of $22.5 million to First National Community Bank. In connection with the sale, the Bank paid net cash of $42.5 million and recorded a gain in the fourth quarter of 2006, net of federal income taxes, of $6.9 million or $.24 per diluted share. The sale of this single Wayne County location allowed the Bank to focus on expanding within its core markets and also helped to provide the resources required to support strategic initiatives.

On April 14, 2006, the Bank sold its existing credit card portfolio to Elan Financial Services, a national credit card issuer and established an agent issuing relationship with Elan Financial Services. Under the agreement, credit cards for the Bank are issued under the Harleysville National Bank name. The Bank sold $15.3 million in credit card receivables resulting in a gain in the second quarter of 2006 from the sale of these credit cards, net of federal income taxes, of approximately $939,000 or $.03 per diluted share. The Bank continues to earn certain fees from ongoing portfolio activity. The sale agreement stipulated that any credit card accounts delinquent over 30 days, overlimit accounts and petitioned bankruptcies would be guaranteed by the Bank for a period of one year. Of the $15.3 million in credit card receivables sold, $529,000 was sold with full recourse which was the total potential recourse exposure at the time of the sale. During the second quarter of 2006, the Bank recorded a recourse liability of $371,000 which was the entire recourse liability recorded. This estimate was based on our historic losses as experienced on similar credit card receivables. The Bank was subject to the full recourse obligations for a period of one year. At June 30, 2007, the total potential recourse exposure was reduced to $0 with the expiration of the one-year recourse period. The Corporation's actual loss experience approximated the initial reserve.

Effective January 1, 2006, the Bank completed its acquisition of the Cornerstone Companies, registered investment advisors for high net worth, privately held business owners, wealthy families and institutional clients. Located in the Lehigh Valley, Pennsylvania, the firm serves clients throughout Pennsylvania and other mid-Atlantic states. The purchase price consisted of $15.0 million in cash paid at closing and a contingent payment of up to $7.0 million to be paid post-closing. The contingent payment is based upon the Cornerstone Companies meeting certain minimum operating results during a five-year earn-out period with a maximum payout of $7.0 million over this period. For 2007 and 2006, the minimum operating results were met resulting in earn-out payments of $1.2 million and $1.0 million for each year, respectively, which were recorded as additional goodwill. At December 31, 2007, the remaining maximum payout is $4.8 million through 2010. The Cornerstone Companies acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The Cornerstone Companies results of operations are included in the Corporation's results from the effective date of the acquisition, January 1, 2006. Goodwill of $12.4 million (including the earn-out payments) and customer relationship intangibles of $3.9 million (with a weighted average amortization period of nine years) were recorded in connection with the acquisition and allocated to the Wealth Management segment.

Note 3—Restrictions on Cash and Due from Banks

As of December 31, 2007 and 2006, the Bank did not need to maintain reserves (in the form of deposits with the Federal Reserve Bank) to satisfy federal regulatory requirements.

Note 4—Investment Securities

The amortized cost, unrealized gains and losses, and the estimated fair value of the Corporation's investment securities available for sale and held to maturity are as follows:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
Available for sale				
Obligations of other U.S. government agencies and corporations	$ 98,926	$ 122	$ (314)	$ 98,734
Obligations of states and political subdivisions	228,125	1,261	(950)	228,436
Mortgage-backed securities	516,560	2,347	(2,918)	515,989
Other securities	85,729	139	(3,459)	82,409
Total investment securities available for sale	$929,340	$3,869	$(7,641)	$925,568
Held to maturity				
Obligations of other U.S. government agencies and corporations	$ 3,868	$ 29	$ —	$ 3,897
Obligations of states and political subdivisions	53,479	354	(212)	53,621
Total investment securities held to maturity	$ 57,347	$ 383	$ (212)	$ 57,518

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
Available for sale				
Obligations of other U.S. government agencies and corporations	$122,139	$ —	$(2,183)	$119,956
Obligations of states and political subdivisions	201,241	1,023	(621)	201,643
Mortgage-backed securities	481,126	388	(5,407)	476,107
Other securities	55,999	163	(858)	55,304
Total investment securities available for sale	$860,505	$1,574	$(9,069)	$853,010
Held to maturity				
Obligations of other U.S. government agencies and corporations	$ 3,856	$ —	$ (62)	$ 3,794
Obligations of states and political subdivisions	55,023	584	(104)	55,503
Total investment securities held to maturity	$ 58,879	$ 584	$ (166)	$ 59,297

Note 4—Investment Securities (Continued)

The tables below indicate the length of time individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

	December 31, 2007								
	Less than 12 months			12 months or longer			Total		
Description of Securities	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses
	(Dollars in thousands)								
Obligations of other U.S. government agencies and corporations	3	$ 6,964	$ (7)	24	$ 64,392	$ (307)	27	$ 71,356	$ (314)
Obligations of states and political subdivisions	46	37,484	(415)	82	41,769	(747)	128	79,253	(1,162)
Mortgage-backed securities	26	58,067	(730)	77	132,269	(2,188)	103	190,336	(2,918)
Other securities	20	51,552	(1,896)	8	13,062	(1,563)	28	64,614	(3,459)
Totals	95	$154,067	$(3,048)	191	$251,492	$(4,805)	286	$405,559	$(7,853)

	December 31, 2006								
	Less than 12 months			12 months or longer			Total		
Description of Securities	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses
	(Dollars in thousands)								
Obligations of other U.S. government agencies and corporations	1	$ 4,025	$ (34)	44	$114,725	$(2,211)	45	$118,750	$(2,245)
Obligations of states and political subdivisions	66	33,542	(137)	102	49,930	(588)	168	83,472	(725)
Mortgage-backed securities	38	143,354	(688)	94	210,434	(4,719)	132	353,788	(5,407)
Other securities	8	11,452	(122)	6	19,421	(736)	14	30,873	(858)
Totals	113	$192,373	$(981)	246	$394,510	$(8,254)	359	$586,883	$(9,235)

The unrealized losses associated with the securities portfolio, that management has the ability and intent to hold, are not considered to be other-than temporary as of December 31, 2007 because the unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer. There were 191 individual securities in a continuous unrealized loss position for twelve months or longer as of December 31, 2007. The Corporation recognized a other-than temporary charge of $55,000 during the third quarter of 2007 as a result of an equity holding in a financial institution which was purchased by another institution at a lower than cost share price. In conjunction with the closing of the merger during the fourth quarter of 2007, the Corporation exchanged its equity holding in the financial institution for cash.

Securities with a carrying value of $756.3 million and $617.4 million at December 31, 2007 and 2006, respectively, were pledged to secure public funds, customer trust funds, government deposits and repurchase agreements.

Note 4—Investment Securities (Continued)

The amortized cost and estimated fair value of investment securities, at December 31, 2007, by contractual maturities are shown in the following table. Actual maturities will differ from contractual maturities because issuers and borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2007			
	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)			
Due in one year or less	$ —	$ —	$ 20,316	$ 20,225
Due after one year through five years	—	—	43,301	43,278
Due after five years through ten years	3,598	3,610	102,135	101,581
Due after ten years	53,749	53,908	216,981	215,466
	57,347	57,518	382,733	380,550
Mortgage-backed securities	—	—	516,560	515,989
Equity securities	—	—	30,047	29,029
Totals	$57,347	$57,518	$929,340	$925,568

The components of net realized gains on sales of investment securities were as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Gross realized gains	**$1,329**	$ 445	$5,812
Gross realized losses	**(197)**	(1,119)	(1,018)
Net realized gain (loss) on sales of investment securities	**$1,132**	$ (674)	$4,794

Note 5—Loans

Major classifications of loans are as follows:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Real estate (including loans held for sale, at cost of $1,140 and $1,857)	**$ 959,716**	$ 846,510
Commercial and industrial	**728,293**	506,149
Consumer loans	**764,860**	682,307
Lease financing	**2,564**	7,588
Total loans	**2,455,433**	2,042,554
Deferred costs, net	**5,390**	4,801
Allowance for loan losses	**(27,328)**	(21,154)
Net loans (including loans held for sale)	**$2,433,495**	$2,026,201

Note 5—Loans (Continued)

On December 31, 2007, nonaccrual loans were $21.1 million and loans 90 days or more past due and still accruing interest were $857,000. On December 31, 2006, nonaccrual loans were $15.2 million and loans 90 days or more past due and still accruing interest were $2.4 million. The Bank's policy for interest income recognition on nonaccrual loans is to recognize income under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Bank. The Bank will not recognize income if these factors do not exist. During 2007, interest accrued on nonaccruing loans and not recognized as interest income was $982,000 and interest paid on nonaccruing loans of $331,000 was recognized as interest income. During 2006, interest accrued on nonaccruing loans and not recognized as interest income was $788,000 and interest paid on nonaccruing loans of $191,000 was recognized as interest income. During 2005, interest accrued on nonaccruing loans and not recognized as interest income was $310,000, and interest paid on nonaccruing loans of $250,000 was recognized as interest income.

The balance of impaired loans was $9.8 million at December 31, 2007 compared to $3.9 million at December 31, 2006. At December 31, 2007 and 2006, impaired loans with specific loss allowances were $9.8 million and $3.9 million and the related allowance for loan losses were $2.2 million and $678,000, respectively. The average impaired loan balance was $7.5 million in 2007, compared to $3.2 million and $1.5 million in 2006 and 2005, respectively. The income recognized on impaired loans during 2007, 2006 and 2005 was $31,000, $60,000 and $33,000, respectively. Impaired loans are included in the nonaccrual loan total.

The Bank has no concentration of loans to individual borrowers which exceeded 10% of total loans at December 31, 2007 and 2006. The Bank actively monitors the risk of loan concentration.

The Bank continued to pursue new lending opportunities while seeking to maintain a portfolio that is diverse as to industry concentration, type and geographic distribution. The Bank's geographic lending area is primarily concentrated in Montgomery, Bucks, Carbon, Chester Berks, Lehigh, Monroe and Northampton counties.

At December 31, 2007 and 2006, residential mortgage loans serviced for others totaled $335.8 million (of which $5.8 million is with recourse assumed from the East Penn Financial acquisition in 2007) and $330.6 million, respectively.

Loans to directors, executive officers and their associates are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Activity of these loans is as follows:

	Year Ended December 31,		
	2007 (1)	2006	2005
	(Dollars in thousands)		
Balance, January 1	**$17,393**	$22,099	$22,863
New loans	**4,451**	66,666	75,230
Repayments and other reductions	**(9,801)**	(71,372)	(75,994)
Balance, December 31	**$12,043**	$17,393	$22,099

(1) A director's affiliation with a borrower ended during the fourth quarter of 2006 accounting for the majority of the decrease in activity during 2007.

Note 6—Allowance for Loan Losses

The table below summarizes the changes in the allowance for loan losses:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Balance, beginning of year	**$21,154**	$19,865	$18,455
Provision for loan losses	**10,550**	4,200	3,401
Reserve from East Penn Financial acquisition	**3,250**	—	—
Loans charged off	**(8,142)**	(3,711)	(3,047)
Recoveries	**516**	800	1,056
Balance, end of year	**$27,328**	$21,154	$19,865

Note 7—Premises and Equipment

Premises and equipment consist of the following:

	Estimated Useful Lives	December 31,	
		2007	2006
		(Dollars in thousands)	
Land	Indefinite	**$ 3,397**	$ 4,446
Buildings	15-39 years	**22,146**	31,963
Furniture, fixtures and equipment	3-7 years	**41,357**	35,958
Total cost		**66,900**	72,367
Less accumulated depreciation and amortization		**(34,382)**	(38,582)
Premises and equipment, net		**$ 32,518**	$ 33,785

Depreciation expense for the years ended December 31, 2007, 2006, and 2005 was $4.0 million, $3.3 million and $3.4 million, respectively.

Note 8—Goodwill and Other Intangibles

Goodwill and identifiable intangibles were $111.2 million and $10.6 million, respectively at December 31, 2007, and $44.0 million and $4.7 million, respectively at December 31, 2006.

The changes in the carrying amount of goodwill by business segment were as follows:

	Community Banking	Wealth Management	Total
	(Dollars in thousands)		
Balance, January 1, 2006	$31,552	$ —	$ 31,552
Additions to goodwill from acquisitions	—	12,404	12,404
Balance, December 31, 2006	31,552	12,404	43,956
Additions to goodwill from acquisitions	**64,874**	**2,325**	**67,199**
Balance, December 31, 2007	**$96,426**	**$14,729**	**$111,155**

Note 8—Goodwill and Other Intangibles (Continued)

The gross carrying value and accumulated amortization related to core deposit intangibles and other identifiable intangibles at December 31, 2007 and 2006 are presented below:

	December 31,			
	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Dollars in thousands)			
Core deposit intangibles	$8,351	$ 1,061	$1,929	$ 733
Other identifiable intangibles	4,288	927	3,913	448
Total	$12,639	$1,988	$5,842	$1,181

Management performed its annual review of goodwill at June 30, 2007 in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and determined that there was no impairment of goodwill and other identifiable intangible assets. For further information related to goodwill and intangible assets, see Note 2 – Acquisitions / Dispositions.

The remaining weighted average amortization period of core deposit intangibles is four years, other identifiable intangibles is eight years and the combined intangibles is five years. The amortization of core deposit intangibles allocated to the Community Banking segment was $328,000, $246,000 and $246,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization of identifiable intangibles related to the Wealth Management segment totaled $479,000 and $448,000 for the years ended December 31, 2007 and 2006, respectively. The Corporation estimates that aggregate amortization expense for core deposit and other identifiable intangibles will be $1.9 million, $1.8 million, $1.6 million, $1.4 million and $1.1 million for 2008, 2009, 2010, 2011 and 2012, respectively.

Mortgage servicing rights of 2.7 million and $2.6 million at December 31, 2007 and 2006, respectively are included on the Corporation's balance sheet in other intangible assets and subsequently measured using the amortization method. The mortgage servicing rights had a fair value of $3.3 million and $3.8 million at December 31, 2007 and 2006, respectively. The Corporation's mortgage servicing rights are not considered material to its financial statements and therefore additional disclosures are not provided.

Note 9—Deposits

Time deposits with balances of $100,000 or more were $483.7 million and $302.0 million at December 31, 2007 and 2006, respectively. Deposits from directors and executive officers of the Corporation were approximately $2.9 million and $3.1 million as of December 31, 2007 and 2006, respectively.

At December 31, 2007, scheduled maturities of certificates of deposit are as follows:

	Amount
	(Dollars in thousands)
2008	$ 835,496
2009	243,925
2010	92,034
2011	26,195
2012	4,854
Thereafter	186
Total	$1,202,690

Note 10—Borrowings

Federal Funds Lines of Credit with Correspondent Banks

Total federal funds lines of credit with correspondent banks at December 31, 2007 were $195.0 million all of which is unused. These lines of credit are available for overnight funds and the rate is based on the correspondent bank's quoted rate at the time of the transaction.

Securities Sold under Agreements to Repurchase

As of December 31, 2007, long- term securities sold under agreements to repurchase with private entities were $105.0 million. The maturity dates range from 2011 through 2012, with call dates ranging from 2008 to 2009. The weighted average interest rate as of December 31, 2007 was 4.71%. Additionally, the Corporation had $101.5 million of short-term securities sold under agreements to repurchase. As of December 31, 2006, the Corporation's securities sold under agreements to repurchase were $96.8 million, all of which were short-term.

Federal Home Loan Bank Advances

Federal Home Loan Bank (FHLB) advances at December 31, 2007 totaled $216.8 million, all of which were long-term with a weighted average interest rate of 4.37%. FHLB advances at December 31, 2006 totaled $239.8 million, all of which were long-term with a weighted average interest rate of 4.32%. The advances are collateralized by FHLB stock and certain first mortgage loans and mortgage-backed securities. Advances are made pursuant to several different credit programs offered from time to time by the FHLB. Unused lines of credit with the FHLB were $363.1 million at December 31, 2007 and $181.7 million at December 31, 2006.

At December 31, 2007, scheduled maturities of long-term borrowings with the FHLB are as follows:

	Balance	Weighted Average Rate
	(Dollars in thousands)	
2008	$ 57,000	4.73%
2009	40,750	4.13%
2010	14,000	4.34%
2011	30,000	4.84%
2012	25,000	4.56%
Thereafter	50,000	3.78%
Total	$216,750	4.37%

Trust Preferred Subordinated Debentures

As of December 31, 2007, the Corporation has five statutory trust affiliates (collectively, the Trusts). These trusts were formed to issue mandatorily redeemable trust preferred securities to investors and loan the proceeds to the Corporation for general corporate purposes. The Trusts hold, as their sole assets, subordinated debentures of the Corporation. The trust preferred securities represent undivided beneficial interests in the assets of the Trusts. The Corporation owns all of the trust preferred securities of the Trusts. The Trusts qualify as variable interest entities under FIN 46R and are not consolidated in the Corporation's financial statements.

The trust preferred securities require quarterly distributions to the holders of the trust preferred securities at a rate per annum equal to the interest rate on the debentures held by that trust. The Corporation has the right to defer payment of interest on the debentures, at any time or from time to time for a period not exceeding five years, provided that no extension period may extend beyond the stated maturity of the debentures. During any such extension period, distributions on the trust securities will also be deferred, and the Corporation shall not pay dividends or distributions on, or redeem, purchase or acquire any shares of its capital stock.

Note 10—Borrowings (Continued)

The trust preferred securities must be redeemed upon the stated maturity dates of the subordinated debentures. The Corporation may redeem the debentures, in whole but not in part, (except for Harleysville Statutory Trust II which may be redeemed in whole or in part) at any time within 90 days at the specified special event redemption price following the occurrence of a capital disqualification event, an investment company event or a tax event as set forth in the indentures relating to the trust preferred securities and in each case subject to regulatory approval. For HNC Statutory Trust II, III and IV and East Penn Statutory Trust I, the Corporation also may redeem the debentures, in whole or in part, at the stated optional redemption dates (after five years from the issuance date) and quarterly thereafter, subject to regulatory approval if required. The optional redemption price is equal to 100% of the principal amount of the debentures being redeemed plus accrued and unpaid interest on the debentures to the redemption date. For Harleysville Statutory Trust I, the Corporation may redeem the debt securities, in whole or in part, at the stated optional redemption date of February 22, 2011 and semi-annually thereafter, subject to regulatory approval if required. The redemption price on February 22, 2011 is equal to 105.10% of the principal amount, and declines annually to 100.00% on February 22, 2021 and thereafter, plus accrued and unpaid interest on the debentures to the redemption date.

The Corporation's obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Corporation of the Trust's obligations under the trust preferred securities.

In March 2005, the Federal Reserve Board adopted a final rule that allows the continued limited inclusion of outstanding and prospective issuances of trust preferred securities in Tier 1 capital of bank holding companies. Under the final rule, trust preferred securities and other restricted core capital elements will be subject to stricter quantitative limits. The Board's final rule limits restricted core capital elements to 25% of all core capital elements, net of goodwill, less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The final rule provides a five-year transition period ending March 31, 2009, for application of the quantitative limits. In addition, the requirement for trust preferred securities to include a call option has been eliminated, and standards for the junior subordinated debt underlying trust preferred securities eligible for Tier 1 capital treatment have been clarified. Management has evaluated the effects of the rule and does not anticipate a material impact on its capital ratios upon implementation.

The following table is a summary of the subordinated debentures as of December 31, 2007 as originated by the Corporation and assumed from the acquisition of East Penn Financial during 2007:

Trust Preferred Subordinated Debentures	Principal Amount of Subordinated Debentures	Principal Amount of Trust Preferred Securities
	(Dollars in thousands)	
Issued to Harleysville Statutory Trust I in February 2001, matures in February 2031, interest rate of 10.20% per annum	$ 5,155	$ 5,000
Issued to HNC Statutory Trust II in March 2004, matures in April 2034, interest rate of three-month London Interbank Offered Rate (LIBOR) plus 2.70% per annum	20,619	20,000
Issued to HNC Statutory Trust III in September 2005, matures in November 2035, bearing interest at 5.67% per annum through November 2010 and thereafter three-month LIBOR plus 1.40% per annum	25,774	25,000
Issued to HNC Statutory Trust IV in August 2007, matures in October 2037, bearing interest at 6.35% per annum through October 2012 and thereafter three-month LIBOR plus 1.28% per annum	23,196	22,500
Issued to East Penn Statutory Trust I in July 2003, matures in September 2033, interest rate of 6.80% per annum through September 2008 and thereafter at three-month LIBOR plus 3.10% per annum	8,248	8,000
Total	$82,992	$80,500

Note 11—Income Taxes

Uncertain Tax Positions

The Corporation adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes" on January 1, 2007. Previously, the Corporation had accounted for tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." As required by Interpretation on 48, which clarifies SFAS No. 109, "Accounting for Income Taxes," the Corporation recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Corporation applied Interpretation 48 to all tax positions for which the statute of limitations remained open. The amount of unrecognized tax benefits as of January 1, 2007, was $175,000.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 175,000
Additions based on tax positions related to prior years	26,000
Additions based on tax positions related to the current year	48,000
Balance at December 31, 2007	$ 249,000

The amount of unrecognized tax benefits at December 31, 2007, includes $249,000 of unrecognized tax benefits which, if ultimately recognized, will reduce the Corporation's annual effective tax rate.

The Corporation is subject to income taxes in the U.S. federal jurisdiction, and various states, the majority of activity residing in Pennsylvania. The statue of limitations for Pennsylvania has expired on years prior to 2003. The expiration of the statute of limitations related to the various state income tax returns the Corporation and subsidiaries file, varies by state, and are expected to expire over the term of 2008 through 2012.

The Corporation's policy for recording interest and penalties associated with audits is to record such items as a component of income before income taxes. Penalties are recorded in other expenses, net, and interest paid or received is recorded in interest expense or interest income, respectively, in the statement of income. Interest accrued was $17,000 and $43,000 as of January 1st and December 31st, 2007, respectively. No penalties have been accrued to date.

The components of income tax expense were as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Current income tax expense:			
Federal	**$15,943**	$13,221	$17,814
State	**245**	162	119
Total current income tax expense	**16,188**	13,383	17,933
Deferred income tax	**(8,916)**	693	(5,530)
Total income tax expense	**$ 7,272**	$14,076	$12,403

Note 11—Income Taxes (Continued)

The effective income tax rates of 21.5% for 2007, 26.3% for 2006 and 24.2% for 2005 were less than the applicable federal income tax rate of 35% for each year. The reasons for these differences follows:

	Year Ended December 31, 2007	2006	2005
	(Dollars in thousands)		
Expected income tax expense	**$12,102**	$18,779	$18,008
Tax-exempt income net of interest disallowance	**(4,707)**	(4,740)	(5,078)
Other	**(123)**	37	(201)
Tax benefit from sale of Cumberland Advisors, Inc.	—	—	(326)
Actual income tax expense	**$ 7,272**	$14,076	$12,403

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	2007 Asset	2007 Liability	2006 Asset	2006 Liability
	(Dollars in thousands)			
Allowance for loan losses	**$ 8,494**	**$ —**	$ 7,404	$ —
Lease assets	—	**1,666**	—	3,692
Deferred loan fees	—	**2,895**	—	2,637
Deferred compensation	**2,936**	—	2,796	—
Pension	**595**	—	—	102
Stock-based compensation expense	**40**	—	34	—
Mortgage servicing rights	—	**941**	—	917
Depreciation	—	**513**	—	288
Net operating loss carryforward	—	—	208	—
Unrealized loss on investment securities	**1,320**	—	2,623	—
Net unrealized gain on derivative used for cash flow hedge	**62**	—	—	164
Unrealized loss on pension liability	—	—	826	—
Purchase accounting adjustments	—	**1,284**	—	561
Deferred gain on sale-leaseback of bank properties	**5,979**	—	—	—
Other	—	**1,857**	—	989
Total deferred taxes	**$19,426**	**$9,156**	$13,891	$9,350

As a result of the acquisition of East Penn Financial during 2007, the Corporation recorded a net deferred tax liability of approximately $1.3 million. For additional information related to the deferred gain on sale-leaseback of bank properties during 2007 of $6.0 million, see Item 8, Note 2, "Notes to Consolidated Financial Statements—Acquisitions / Dispositions."

Note 12—Pension Plans

Defined Benefit Pension Plan

The Corporation has a non-contributory defined benefit pension plan covering substantially all employees. The plan's benefits are based on years of service and the employee's average compensation during any five consecutive years within the ten-year period preceding retirement. On October 31, 2007, the Corporation announced that it has formally amended its pension plan to provide for its termination. Employees cease to accrue additional pension benefits as of December 31, 2007, and pension benefits are not to be provided under a successor pension plan. All retirement benefits earned in the pension plan as of December 31, 2007, are preserved and all participants became fully vested in their benefit. During 2008, upon receipt of the appropriate regulatory approvals for termination of the pension plan, assets will be distributed to those participants who elect lump sums and nonparticipating annuity contracts will be purchased to settle the accumulated benefit obligation as of that date.

Note 12—Pension Plans (Continued)

The Corporation recorded a one-time pre-tax charge related to the pension plan curtailment of approximately $1.9 million in the fourth quarter of 2007 as detailed in the following table. The curtailment charge was recorded in other expenses in the statement of income and impacted the Community Banking and Wealth Management segments.

	Year Ended December 31, 2007		
Assets and obligations:	**Before Curtailment**	**Effect of Curtailment**	**After Curtailment**
	(Dollars in thousands)		
Vested benefit obligation	$ 8,786	$2,557	$11,343
Non-vested benefits	383	148	531
Accumulated benefit obligation	9,169	2,705	11,874
Effect of future compensation levels	3,015	(3,015)	-
Projected benefit obligation	$12,184	$ (310)	$11,874
Plan assets at fair value	$10,200	$ -	$10,200
Unrecognized net asset at transition	(51)	-	(51)
Unrecognized net loss (gain) subsequent to transition	2,252	(310)	1,942
Adjustment required to recognize minimum liability	-	1,891	1,891
(Prepaid)/accrued pension cost	(217)	1,891	1,674

The plan's funded status for the years ended December 31, 2007 and 2006 follow:

	2007	2006
	(Dollars in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$11,586	$11,052
Service cost	1,166	1,041
Interest cost	683	654
Actual gain (loss)	182	(199)
Benefits paid	(1,433)	(962)
Change in assumptions (plan curtailment)	(310)	-
Benefits obligation at end of year	$11,874	$11,586
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 9,575	$ 8,584
Actual return on plan assets	808	703
Employer contribution	1,250	1,250
Benefits paid	(1,433)	(962)
Fair value of plan assets at end of year	$10,200	$ 9,575
Funded status at end of year	$(1,674)	$(2,011)

	2007	2006
	(Dollars in thousands)	
Amounts recognized in accumulated other comprehensive loss (net of tax) consist of:		
Net actuarial loss	$ -	$1,579
Transition asset	-	(44)
Total amount recognized, net of tax	$ -	$1,535

Note 12—Pension Plans (Continued)

The accumulated benefit obligation for the defined benefit pension plan was $11.9 million and $8.9 million at December 31, 2007 and December 31, 2006, respectively.

Information for the Corporation's defined benefit pension plan with an accumulated benefit obligation in excess of plan assets follows:

	Year Ended December 31,	
	2007	2006
	(Dollars in thousands)	
Projected benefit obligation	**$11,874**	$11,586
Accumulated benefit obligation	**11,874**	8,865
Fair value of plan assets	**10,200**	9,575

Weighted-average assumptions used to determine pension plan obligations as of December 31,	Year Ended December 31,		
	2007	2006	2005
Discount rate	**4.75%**	6.00%	6.00%
Rate of compensation increase	**0.00%**	4.00%	4.00%

Weighted-average assumptions used to determine Pension plan net periodic benefit cost as of December 31,	Year Ended December 31,		
	2007	2006	2005
Discount rate	**6.00%**	6.00%	6.00%
Expected return on plan assets	**6.00%**	6.00%	6.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%

Components of net periodic defined benefit expense	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Service cost	**$1,166**	$1,041	$1,052
Interest cost	**683**	654	642
Expected return on plan assets	**(600)**	(551)	(524)
Amortization of unrecognized net actuarial losses	**76**	118	92
Net periodic benefit expense	**$1,325**	$1,262	$1,262

The pension plan assets were invested with a growth and income strategy with a target asset allocation of 60% equity and 40% fixed income securities. This allocation was changed to a preservation of capital objective pursuant to the decision to terminate the plan. The pension plan equity reduction strategy has been implemented along with a re-allocation of fixed income securities and cash equivalents in preparation for an expected third quarter 2008 final distribution to participants. The reduction in equities began in late August 2007 and accelerated with sales in September 2007 to finish out the third quarter with a 25% allocation to stocks.

During November 2007, the final sales were initiated to close out the remaining equity positions, which represented less than 5% of the portfolio. The Fixed Income portfolio has been re-allocated with maturity considerations for final benefits to be paid on or after September 30, 2008. Cash has been reinvested into high quality fixed income instruments and cash equivalents such as, secondary certificate of deposits, government agencies and insured taxable municipals.

Note 12—Pension Plans (Continued)

The Corporation's pension plan weighted-average asset allocations by asset category are as follows:

	Percentage of Plan Assets at December 31,	
	2007	2006
Asset Category		
Equity securities	—%	59.7%
Debt securities	33.4%	33.1%
Cash and cash equivalents	66.6%	7.2%
Total	100.0%	100.0%

Supplemental Benefit Plans

The Corporation maintains a Supplemental Executive Retirement Plan for certain officers and key employees. The plan provides for payment to the covered employee of an annual supplemental retirement benefit up to 50% of their average annual compensation upon retirement, thereafter offset by the employer's share of social security, defined benefit pension and available employer's 401(k) matching contribution. There is a lifetime payout in retirement benefits with a minimum payout of 10 years. There is a pre-retirement death benefit, payable for10 years, of 100% of the average annual compensation for the first year, and up to 50% of the average annual compensation for the next 9 years. The Corporation's liability under these agreements is being accrued over the participants' remaining service period. The accrued benefit obligation as of December 31, 2007 and 2006 was $5.4 million for both years.

In connection with the acquisition of East Penn Financial in 2007, the Corporation assumed an obligation under the East Penn Supplemental Executive Retirement Plan which provides for a fixed payment to the covered employee beginning at age 62 with a 15 year benefit period. The pre-retirement death benefit is the accrued benefit. The liability for this agreement has been fully accrued. The accrued benefit obligation as of December 31, 2007 is $593,000.

Defined Contribution Plan

The Corporation maintains a 401(k) defined contribution retirement savings plan which allows employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Corporation matched 50% of pre-tax employee contributions up to a maximum of 3% for 2007, 2006 and 2005. Contributions charged to earnings were $742,000, $628,000 and $569,000 for 2007, 2006 and 2005, respectively. Effective January 1, 2008, in addition to the company match up to a maximum of 3%, all eligible employees will begin receiving a company funded contribution in the 401(k) plan equal to 2% of eligible earnings.

Note 13—Stock Repurchase Program and Stock Dividend

The Corporation has a stock repurchase program that permits the repurchase of up to five percent of its outstanding common stock. The repurchased shares will be used for general corporate purposes. On May 12, 2005, the Board of Directors authorized a plan to purchase up to 1,416,712 shares (adjusted for five percent stock dividend paid on September 15, 2006 and September 15, 2005) or 4.9%, of its outstanding common stock. As of December 31, 2007, the maximum number of shares that may yet be purchased under the plan is 731,761.

On September 15, 2006, the Corporation paid a five percent stock dividend on its common stock to shareholders of record as of September 1, 2006.

On September 15, 2005, the Corporation paid a five percent stock dividend on its common stock to shareholders of record as of September 1, 2005.

All prior period amounts in the consolidated financial statements and footnotes have been restated to reflect these stock dividends.

Note 14—Stock-Based Compensation

The Corporation has four shareholder approved fixed stock option plans that allow the Corporation to grant options up to an aggregate of 3,797,861 shares of common stock to key employees and directors. At December 31, 2007, 2,522,046 stock options had been granted under the stock option plans. The options have a term of ten years when issued and typically vest over a five-year period. The exercise price of each option is the market price of the Corporation's stock on the date of grant. Additionally, at December 31, 2007, the Corporation has 328,327 granted stock options as a result of the Millennium Bank acquisition completed in 2004. The options have a term of ten years and the remaining exercisable prices range from $9.32 to $13.12. Also, at December 31, 2007, the Corporation has 25,480 granted stock options as a result of the East Penn Bank acquisition completed in 2007. The options have a term of ten years and are exercisable at prices ranging from $5.94 to $13.07.

The Corporation recognizes compensation expense for stock options in accordance with SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) adopted at January 1, 2006 under the modified prospective application method of transition. Prior to January 1, 2006, the Corporation followed SFAS 123 and APB 25 with *pro forma* disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS 123 had been applied. The Corporation recognizes compensation expense for the portion of outstanding awards at January 1, 2006 for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for pro forma disclosures. For grants subject to a service condition that were awarded on or after January 1, 2006, the Corporation utilizes the Black-Scholes option-pricing model (as used under SFAS 123) to estimate the fair value of each option on the date of grant. For grants subject to a market condition that were awarded in 2007, the Corporation utilizes a Monte Carlo simulation to estimate the fair value and determine the derived service period. Compensation is recognized over the derived service period with any unrecognized compensation cost immediately recognized when the market condition is met.

During 2007, the Corporation granted stock options which were subject to a market condition. These awards vest when the Corporation's common stock reaches targeted average trading prices for 30 days within five years from the grant date. Vesting cannot commence before six months from the grant date. The term and exercise price of the options are the same as previously mentioned. The fair value and derived service period (the median period in which the market condition is met) were determined using a Monte Carlo simulation with the following assumptions: weighted average dividend yield of 4.59% based on historical data, weighted-average expected volatility of 32.65% based on historical data, risk-free rate of 4.54% to 5.17%, weighted average expected life of 6.04 years and a uniform post-vesting exercise rate (mid-point of vesting and contractual term).

During 2006 and 2005, all options awarded were subject to a service condition. The fair value of these options were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions based on historical data for grants in 2006 and 2005, respectively: weighted-average dividend yield of 3.52% and 3.27%; weighted-average expected volatility of 32.19% and 31.15%, weighted average risk-free interest rate of 4.64% (4.42% to 5.08%) and 4.41% (3.79% to 4.57%) and a weighted-average expected life of 7.28 years and 7.15 years.

Expected volatility is based on the historical volatility of the Corporation's stock over the expected life of the grant. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury strip rate in effect at the time of the grant. The life of the option is based on historical factors which include the contractual term, vesting period, exercise behavior and employee terminations.

In accordance with SFAS 123(R), stock based compensation expense for the year ended December 31, 2007 and 2006 is based on awards that are ultimately expected to vest and therefore has been reduced for estimated forfeitures. The Corporation estimates forfeitures using historical data based upon the groups identified by management. Prior to January 1, 2006, under SFAS 123, forfeitures were accounted for as they occurred. Stock-based compensation expense for 2007 was $118,000 and $100,000 net of tax and for 2006 was $440,000 and $407,000, net of tax.

Note 14—Stock-Based Compensation (Continued)

The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS 123(R) to stock-based employee compensation for the year ended December 31, 2005 (all per share information has been adjusted retroactively for the effect of stock dividends). See Note 15, "Earnings Per Share," for calculation of earnings per share.

	Year ended December 31, 2005
	(Dollars in thousands, except per share information)
Net income	
As reported	$38,828
Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(602)
Pro forma	$38,226
Earnings per share (Basic)	
As reported	$ 1.34
Pro forma	$ 1.32
Earnings per share (Diluted)	
As reported	$ 1.32
Pro forma	$ 1.30

The Corporation has the following shareholder approved fixed stock option plans that are maintained to advance the development, growth and financial condition of the Corporation as described below. In connection with the acquisition of Millennium Bank in 2004, the Corporation assumed all obligations under the Millennium Bank Stock Compensation Program. In connection with the acquisition of East Penn Financial in 2007, the Corporation assumed all obligations under the East Penn Financial 1999 Independent Director Stock Option Plan and the 1999 Stock Incentive Plan. All share information has been adjusted to reflect stock dividends. For additional information on the accounting for share-based compensation plans, see Note 1, "Significant Accounting Policies—Stock-Based Compensation."

1998 Independent Directors Stock Option Plan: This plan provides that shares of the Corporation's stock be issued to non-employee directors. During 2007, no options were granted under the plan. As of December 31, 2007, a total of 47,098 stock options remained available for grant under the plan. At December 31, 2007, there were 261,064 options outstanding under the plan.

East Penn Financial 1999 Independent Director Stock Option Plan Converted to Harleysville Stock Options: In connection with the acquisition of East Penn Financial in 2007, the Corporation assumed all obligations under the East Penn Financial 1999 Independent Director Stock Option Plan. The change in control accelerated the vesting of all outstanding stock options to 100%. Upon consummation of the merger, outstanding stock options were converted according to pro-ration parameters outlined in the merger agreement. Stock options totaling 1,932 were assumed on the effective date of the merger. A total of 1,932 stock options remain outstanding under the plan at December 31, 2007. No further stock options may be granted under the plan.

1993 Stock Incentive Plan: This plan provides that shares of the Corporation's common stock be issued to certain employees of the Corporation and the Bank. Awards can be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock. No stock options remain available for grant under the 1993 Stock Incentive Plan. At December 31, 2007, there were 21,081 options outstanding under the plan.

Note 14—Stock-Based Compensation (Continued)

1998 Stock Incentive Plan: This plan provides that shares of the Corporation's common stock be issued to certain employees of the Corporation and the Bank. Awards can be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock. As of December 31, 2007, a total of 99,297 stock options remained available for grant under the plan. During 2007, no stock options were granted. At December 31, 2007, there were 767,260 options outstanding under the plan.

2004 Omnibus Stock Incentive: This plan provides that shares of the Corporation's common stock be issued to certain employees and/or directors of the Corporation and the Bank. Awards can be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock. During 2007, there were 25,000 stock options granted under the plan. As of December, 31, 2007, stock options of 1,119,725 remain available for grant. At December 31, 2007, there were 37,900 options outstanding under the plan.

Millennium Bank Stock Compensation Program Converted to Harleysville Stock Options: In connection with the acquisition of Millennium Bank in 2004, the Corporation assumed all obligations under the Millennium Bank Stock Compensation Program. The change in control accelerated the vesting of all outstanding stock options to 100%. Upon consummation of the merger, outstanding stock options were converted according to pro-ration parameters outlined in the merger agreement. Stock options totaling 328,327 were assumed on the effective date of the merger. In conjunction with the sale of Cumberland Advisors, Inc. which took place in the second quarter of 2005, 36,209 non-qualified performance based stock options were cancelled. A total of 714 stock options remain outstanding under the program at December 31, 2007. No further stock options may be granted under the program.

East Penn Financial 1999 Stock Incentive Plan Converted to Harleysville Stock Options: In connection with the acquisition of East Penn Financial in 2007, the Corporation assumed all obligations under the East Penn Financial 1999 Stock Incentive Plan. The change in control accelerated the vesting of all outstanding stock options to 100%. Upon consummation of the merger, outstanding stock options were converted according to pro-ration parameters outlined in the merger agreement. Stock options totaling 23,548 were assumed on the effective date of the merger. A total of 23,548 stock options remain outstanding under the plan at December 31, 2007. No further stock options may be granted under the plan.

A summary of option activity under the Corporation's stock option plans as of December 31, 2007 and changes during the year then ended is presented in the following table. The number of shares and weighted-average share information have been adjusted to reflect stock dividends.

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	1,157,485	$15.60		
Granted	25,000	14.49		
Options assumed from East Penn Financial acquisition (see note 2)	25,480	10.14		
Exercised	(75,943)	9.29		
Forfeited (unvested)	(9,052)	22.77		
Cancelled (vested)	(9,471)	25.20		
Outstanding at December 31, 2007	1,113,499	$15.74	4.60	$2,951
Exercisable at December 31, 2007	1,004,763	$15.26	4.24	$2,949

Note 14—Stock-Based Compensation (Continued)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 were $3.73, $5.23 and $5.83, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 were $514,000, $4.6 million and $3.6 million, respectively. Intrinsic value is measured using the fair market value price of the Corporation's common stock less the applicable exercise price.

A summary of the status of the Corporation's nonvested shares as of December 31, 2007 is as follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	131,610	$6.15
Granted	25,000	3.08
Share obligations assumed from East Penn Financial acquisition	25,480	4.37
Vested	(64,302)	5.54
Forfeited	(9,052)	6.30
Nonvested at December 31, 2007	108,736	$5.37

As of December 31, 2007, there was a total of $376,000 of unrecognized compensation cost related to nonvested awards under stock option plans. This cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 were $356,000, $360,000 and $1.1 million, respectively. The tax benefit realized for the tax deductions from option exercises totaled $119,000, $1.3 million, and $1.1 million for 2007, 2006, and 2005, respectively.

Prior to the adoption of SFAS 123(R), the Corporation presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. Statement 123(R) requires the cash flows resulting from tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The excess tax benefit of $42,000 for 2007 and $948,000 for 2006 classified as a financing cash inflow would have been classified as an operating cash inflow if the company had not adopted SFAS 123(R).

In addition, the Corporation maintains the Harleysville National Corporation Stock Bonus Plan to award employees in recognition of exemplary service during each calendar year. The Corporation's Board of Directors authorized the registration of 70,354 shares of common stock for issuance under this plan in December 1996. The Stock Bonus Plan is administered by the Compensation Committee of the Corporation. The committee annually determines, in its sole discretion, the amount of shares the Corporation awards. The Corporation awarded 219 shares during 2007. As of December 31, 2007, a total of 22,824 shares remained available for awards under the plan..

Note 15—Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are presented below. All weighted average shares, actual shares and per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits. See Note 1 of the consolidated financial statements for a discussion on the calculation of earnings per share.

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per share information)		
Basic earnings per share			
Net income available to common shareholders	**$ 26,595**	$ 39,415	$ 38,828
Weighted average common shares outstanding	**29,218,671**	28,946,847	28,891,412
Basic earnings per share	**$ 0.91**	$ 1.36	$ 1.34
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	**$ 26,595**	$ 39,415	$ 38,828
Weighted average common shares outstanding	**29,218,671**	28,946,847	28,891,412
Dilutive potential common shares(1),(2)	**241,227**	406,281	598,804
Total diluted weighted average common shares outstanding	**29,459,898**	29,353,128	29,490,216
Diluted earnings per share	**$ 0.90**	$ 1.34	$ 1.32

(1) Includes incremental shares from assumed conversions of stock options.

(2) Antidilutive options have been excluded in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common stock. For 2007, 2006, and 2005, there were 475,952, 416,353 and 372,471 antidilutive options at an average price of $23.44, $24.50 and $25.65 per share, respectively.

Note 16—Comprehensive Income and Accumulated Other Comprehensive Income

The components of other comprehensive income (loss) are as follows:

For the year ended December 31, 2007	Before tax amount	Tax Benefit (Expense)	Net of tax amount
	(Dollars in thousands)		
Net unrealized gains on available for sale securities:			
Net unrealized holding gains arising during period	**$4,856**	**$(1,700)**	**$3,156**
Less reclassification adjustment for net gains realized in net income	**1,132**	**(396)**	**736**
Net unrealized gains	**3,724**	**(1,304)**	**2,420**
Change in fair value of derivatives used for cash flow hedges	**(643)**	**225**	**(418)**
Reversal of FAS 158 adjustment due to defined benefit pension plan curtailment	**2,361**	**(826)**	**1,535**
Other comprehensive income, net	**$5,442**	**$(1,905)**	**$3,537**

Note 16—Comprehensive Income and Accumulated Other Comprehensive Income (Continued)

For the year ended December 31, 2006(1)	Before tax amount	Tax Benefit (Expense)	Net of tax amount
	(Dollars in thousands)		
Net unrealized gains on available for sale securities:			
Net unrealized holding gains arising during period	$5,548	$(1,942)	$3,606
Less reclassification adjustment for net losses realized in net income	(674)	236	(438)
Net unrealized gains	6,222	(2,178)	4,044
Change in fair value of derivatives used for cash flow hedges	(141)	49	(92)
Amortization of unrealized loss on termination of cash flow hedge	151	(53)	98
Other comprehensive income, net	$6,232	$(2,182)	$4,050

For the year ended December 31, 2005	Before tax amount	Tax Benefit (Expense)	Net of tax amount
	(Dollars in thousands)		
Net unrealized losses on available for sale securities:			
Net unrealized holding losses arising during period	$(10,783)	$ 3,774	$(7,009)
Less reclassification adjustment for net gains realized in net income	4,794	(1,678)	3,116
Net unrealized losses	(15,577)	5,452	(10,125)
Change in fair value of derivatives used for cash flow hedges	557	(195)	362
Unrealized loss on termination of cash flow hedge	(151)	53	(98)
Other comprehensive loss, net	$(15,171)	$ 5,310	$(9,861)

(1) At December 31, 2006, the Corporation adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and recognized as a component of accumulated other comprehensive income (OCI), net of tax, the net loss and transition asset that had not been included in the net periodic benefit cost of its pension plan for $1.5 million. However, the $1.5 million transition amount was included in OCI for 2006 rather than as an adjustment of the December 31, 2006 balance of accumulated OCI. The Corporation previously determined the error was not material and comprehensive income reflects corrected disclosures for 2006.

The components of other accumulated other comprehensive income (loss), net of tax, which is a component of shareholders' equity were as follows:

	Net Unrealized Gains (Losses) on Available For Sale Securities	Net Change in Fair Value of Derivatives Used for Cash Flow Hedges	Net Change in Termination of Cash Flow Hedge	Net Change Related to Defined Benefit Pension Plan	Transition Asset Related to Defined Benefit Pension Plan	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2004	$ 1,209	$ 34	$ -	$ -	$ -	$ 1,243
Net Change	(10,125)	362	(98)	-	-	(9,861)
Balance, December 31, 2005	(8,916)	396	(98)	-	-	(8,618)
Net Change	4,044	(92)	98	(1,579)	44	2,515
Balance, December 31, 2006	(4,872)	304	-	(1,579)	44	(6,103)
Net Change	2,420	(418)	-	1,579	(44)	3,537
Balance, December 31, 2007	$(2,452)	$(114)	$ -	$ -	$ -	$(2,566)

Note 17—Segment Information

The Corporation operates two main lines of business along with several other operating segments. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way public business enterprises report information about operating segments. Operating segments are components of an enterprise, which are evaluated regularly by the chief operating decision-maker in deciding how to allocate and assess resources and performance. The Corporation's chief operating decision-maker is the President and Chief Executive Officer. The Corporation has applied the aggregation criteria set forth in SFAS 131 for operating segments establishing two reportable segments: Community Banking and Wealth Management.

The Community Banking segment provides financial services to consumers, businesses and governmental units primarily in southeastern Pennsylvania. These services include full-service banking, comprised of accepting time and demand deposits, making secured and unsecured commercial loans, mortgages, consumer loans, and other banking services. The treasury function income is included in the Community Banking segment, as the majority of effort of this function is related to this segment. Primary sources of income include net interest income and service fees on deposit accounts. Expenses include costs to manage credit and interest rate risk, personnel, and branch operational and technical support.

The Wealth Management segment includes: trust and investment management services, providing investment management, trust and fiduciary services, estate settlement and executor services, financial planning, and retirement plan and institutional investment services; and the Cornerstone Companies, registered investment advisors for high net worth, privately held business owners, wealthy families and institutional clients. Major revenue component sources include investment management and advisory fees, trust fees, estate and tax planning fees, brokerage fees, and insurance related fees. Expenses primarily consist of personnel and support charges. Additionally, the Wealth Management segment includes an inter-segment credit related to trust deposits which are maintained within the Community Banking segment using a transfer pricing methodology.

The Corporation has also identified several other operating segments. These operating segments within the Corporation's operations do not have similar characteristics to the Community Banking or Wealth Management segments and do not meet the quantitative thresholds requiring separate disclosure. These non-reportable segments include HNC Reinsurance Company, HNC Financial Company, and the parent holding company and are included in the "Other" category.

Information about reportable segments and reconciliation of the information to the consolidated financial statements follows:

	Community Banking	Wealth Management	All Other	Consolidated Totals
		(Dollars in thousands)		
Year Ended December 31, 2007				
Net interest income (expense)	$ 84,563	$ 451	$ (2,580)	$ 82,434
Provision for loan losses	10,550	-	-	10,550
Noninterest income	23,947	18,658	733	43,338
Noninterest expense	64,751	15,744	860	81,355
Income (loss) before income taxes (benefit)	33,209	3,365	(2,707)	33,867
Income taxes (benefit)	6,917	1,502	(1,147)	7,272
Net income (loss)	$ 26,292	$ 1,863	$ (1,560)	$ 26,595
Assets	$3,862,378	$ 25,572	$ 15,051	$3,903,001

Note 17—Segment Information (Continued)

Year Ended December 31, 2006	Community Banking	Wealth Management	All Other	Consolidated Totals
		(Dollars in thousands)		
Net interest income (expense)	$ 84,775	$ 470	$ (2,072)	$ 83,173
Provision for loan losses	4,200	-	-	4,200
Noninterest income	29,735	14,878	735	45,348
Noninterest expense	56,049	13,553	1,228	70,830
Income (loss) before income taxes (benefit)	54,261	1,795	(2,565)	53,491
Income taxes (benefit)	14,475	717	(1,116)	14,076
Net income (loss)	$ 39,786	$ 1,078	$ (1,449)	$ 39,415
Assets	$3,195,051	$ 19,475	$ 35,302	$3,249,828
Year Ended December 31, 2005				
Net interest income (expense)	$ 87,105	$ 620	$ (604)	$ 87,121
Provision for loan losses	3,401	-	-	3,401
Noninterest income	20,512	6,690	2,788	29,990
Noninterest expense	55,129	7,078	272	62,479
Income before income taxes	49,087	232	1,912	51,231
Income taxes	11,927	81	395	12,403
Net income	$ 37,160	$ 151	$ 1,517	$ 38,828
Assets	$3,084,303	$ 51	$33,005	$ 3,117,359

The accounting policies of the segments are the same as those described in the summary of significant accounting policies disclosed in Note 1 of the consolidated financial statements. Consolidating adjustments reflecting certain eliminations of inter-segment revenues, cash and investment in subsidiaries are included in the "All Other" segment.

Note 18—Lease Commitments and Contingent Liabilities

Lease Commitments

Lease commitments for equipment and banking locations expire intermittently over the years through 2036. Most banking location leases require the lessor to pay insurance, maintenance costs, and property taxes. In December 2007, the Corporation sold its headquarter's property along with fourteen branch properties and entered into a sale-leaseback agreement with the purchaser. At December 31, 2007, the remaining term of these leases was fifteen years with options to renew for up to forty additional years. See Note 2 - Acquisitions / Dispositions for additional information. Approximate minimum rental commitments for non-cancelable operating leases at December 31, 2007, are as follows:

	Minimum Lease Payments (Dollars in thousands)
For the year ending:	
2008	$ 6,119
2009	5,886
2010	5,721
2011	5,607
2012	5,526
Thereafter	59,078
Total	$87,937

Note 18—Lease Commitments and Contingent Liabilities (Continued)

Total rent expense amounted to $2.9 million for 2007 and $2.4 million for each of the years ended December 31, 2006 and 2005, respectively.

Other

Based on consultation with the Corporation's legal counsel, management is not aware of any litigation that would have a material adverse effect on the consolidated financial position of the Corporation. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Corporation. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation by government authorities.

Note 19—Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amounts of those instruments. The Bank uses the same stringent credit policies in extending these commitments as they do for recorded financial instruments and controls exposure to loss through credit approval and monitoring procedures. These commitments often expire without being drawn upon and often are secured with appropriate collateral; therefore, the total commitment amount does not necessarily represent the actual risk of loss or future cash requirements.

The Bank offers commercial, mortgage and consumer credit products to its customers in the normal course of business. These products represent a diversified credit portfolio and are generally issued to borrowers within the Bank's branch office systems in eastern Pennsylvania. The ability of the customers to repay their credits is, to some extent, dependent upon the economy in the Bank's market areas.

The approximate contract amounts are as follows:

Commitments	Total Amount Committed at December 31, 2007	2006
	(Dollars in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	**$822,995**	$753,825
Standby letters of credit and financial guarantees written	**23,473**	25,960
Financial instruments whose notional or contract amounts exceed the amount of credit risk:		
Interest rate swap agreements	**58,928**	59,750
Interest rate cap agreements	**200,000**	—

Note 19—Financial Instruments with Off-Balance Sheet Risk (Continued)

Standby letters of credit expire as follows: $20.2 million in one year or less, $1.7 million after one year through three years, $0 after three years through five years and $1.5 million after five years.

At December 31, 2007, the Corporation had cash flow hedges in the form of interest rate swaps with a notional amount of $45.0 million that have the effect of converting the rates on money market deposit accounts to a fixed-rate cost of funds. This strategy will cause the Bank to recognize, in a rising rate environment, a larger interest rate spread than it otherwise would have without the swaps in effect. In addition, the Corporation had cash flow hedges with a notional amount of $10.0 million that have the effect of converting variable debt to a fixed rate. For these swaps, the Corporation recognized net interest income of $287,000, $442,000 and $69,000 for the years ended December 31, 2007, 2006 and 2005, respectively and estimates that for 2008, $153,000 will be recognized as a decrease in net interest income. These swaps mature in 2008. During the first quarter of 2005, the Corporation terminated a cash flow hedge with a notional value of $25.0 million. The gross loss related to the termination of this swap was $310,000 which was amortized through October 2006 in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." For the years ended December 31, 2006 and 2005, the Corporation amortized into net interest income $151,000 and $159,000, respectively related to this swap. Periodically, the Corporation may enter into fair value hedges to limit the exposure to changes in the fair value of loan assets. At December 31, 2007, the Corporation had fair value hedges in the form of interest rate swaps with a notional amount of $3.9 million. These swaps mature in 2017. The Corporation recognized net interest income of $59,000 and $7,000 for the years ended December 31, 2007 and 2006, respectively, which includes $55,000 for 2007 related to two terminated swaps with notional amounts totaling $3.9 million that were terminated during 2007. At December 31, 2007, the Corporation had swap agreements with a positive fair value of $10,000 and with a negative fair value of $366,000. At December 31, 2006, the Corporation had swap agreements with a positive fair value of $545,000 and with a negative fair value of $21,000. There was no hedge ineffectiveness recognized during 2007, 2006 and 2005.

During March 2007, the Corporation purchased one and three month Treasury bill interest rate cap agreements with notional amounts totaling $200 million to limit its exposure on variable rate now deposit accounts. The initial premium related to these caps was $73,000 which is being amortized to interest expense over the life of the cap based on the cap market value. The Corporation recognized amortization of $8,000 for the year ended December 31, 2007 and estimates that for 2008, $46,000 will be recognized as interest expense. At December 31, 2007, these caps, designated as cash flow hedges, had a positive fair value of $222. The caps mature in March 2009. During 2007, the Corporation accelerated the reclassification of an immaterial amount in other comprehensive income to earnings as a result of variable-rate interest payments becoming probable not to occur. The accelerated amount was a loss of $7,000 recognized in interest expense.

The Bank also had commitments with customers to extend mortgage loans at a specified rate at December 31, 2007 and December 31, 2006 of $3.4 million and $2.3 million, respectively and commitments to sell mortgage loans at a specified rate at December 31, 2007 and December 31, 2006 of $2.4 million and $792,000, respectively. The commitments are accounted for as a derivative and recorded at fair value. The Bank estimates the fair value of these commitments by comparing the secondary market price at the reporting date to the price specified in the contract to extend or sell the loan initiated at the time of the loan commitment. At December 31, 2007, the Corporation had commitments with a positive fair value of $19,000 and negative fair value of $19,000 which was recorded as other income. At December 31, 2006, the Corporation had commitments with a positive fair value of $15,000 and a negative fair value of $3,000.

Note 19—Financial Instruments with Off-Balance Sheet Risk (Continued)

During April 2006, the Bank sold its existing credit card portfolio of $15.3 million. The sale agreement stipulated that any credit card accounts delinquent over 30 days, overlimit accounts and petitioned bankruptcies would be guaranteed by the Bank for a period of one year. Of the $15.3 million in credit card receivables sold, $529,000 was sold with full recourse which was the total potential recourse exposure at the time of the sale. During the second quarter of 2006, the Bank recorded a recourse liability of $371,000 which was the entire recourse liability recorded. This estimate was based on our historic losses as experienced on similar credit card receivables. The Bank was subject to the full recourse obligations for a period of one year. At June 30, 2007, the total potential recourse exposure was reduced to $0 with the expiration of the one-year recourse period. The Corporation's actual loss experience approximated the initial reserve.

During December 2004 and January 2005, the Bank sold lease financing receivables of $10.5 million. Of these leases, $1.2 million were sold with full recourse and the remaining leases were sold subject to recourse with a maximum exposure of ten percent of the outstanding receivable. The total recourse exposure at the time of the sale of the leases was $2.0 million. During the first quarter of 2005, the Bank recorded a recourse liability of $216,000 which was the entire recourse liability recorded. This estimate was based on our historic losses as experienced on similar lease financing receivables. After the first anniversary of the sale agreement, and on a quarterly basis thereafter, upon written request by the Bank; the purchaser will review the portfolio performance and may reduce the total exposure to an amount equal to ten percent of the outstanding net book value. The Bank will be subject to the full and partial recourse obligations until all the lease financing receivables have been paid or otherwise been terminated and all equipment has been sold or disposed of. The final lease payment is due in 2010. The outstanding balance of these sold leases at December 31, 2007 was $1.0 million with a total recourse exposure of $198,000 and a current recourse liability of $17,000.

Note 20—Regulatory Capital

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
As of December 31, 2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to risk weighted assets):						
Corporation	$329,887	10.67%	$247,273	8.00%	$309,091	10%
Harleysville National Bank	312,880	10.16%	246,286	8.00%	307,858	10%
Tier 1 Capital (to risk weighted assets):						
Corporation	302,459	9.79%	123,637	4.00%	185,455	6%
Harleysville National Bank	285,452	9.27%	123,143	4.00%	184,715	6%
Tier 1 Capital (to average assets):						
Corporation	302,459	8.72%	138,795	4.00%	173,494	5%
Harleysville National Bank	285,452	8.29%	137,722	4.00%	172,153	5%

Note 20—Regulatory Capital (Continued)

As of December 31, 2006	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to risk weighted assets):						
Corporation	$323,622	12.58%	$205,814	8.00%	$257,268	—
Harleysville National Bank	279,513	10.93%	204,529	8.00%	255,661	10%
Tier 1 Capital (to risk weighted assets):						
Corporation	302,368	11.75%	102,907	4.00%	154,361	—
Harleysville National Bank	258,259	10.10%	102,264	4.00%	153,397	6%
Tier 1 Capital (to average assets):						
Corporation	302,368	9.36%	129,242	4.00%	161,553	—
Harleysville National Bank	258,259	8.08%	127,877	4.00%	159,846	5%

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table) of total and Tier 1 capital to risk-weighted assets. Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that have occurred that management believes have changed the Bank's category.

The National Banking Laws require the approval of the Office of the Comptroller of the Currency if the total of all dividends declared by a national bank in any calendar year exceed the net profits of the bank (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the Bank may declare dividends in 2008 of approximately $23.6 million plus an amount equal to the net profits of the Bank in 2008 up to the date of any such dividend declaration.

Banking regulations limit the amount of investments, loans, extensions of credit and advances that a subsidiary bank can make to an affiliate at any time to 10% and in the aggregate or to a single financial subsidiary, to 20% of the Bank's capital stock and surplus. These regulations also require that certain covered transactions including a loan, extension of credit or advance to an affiliate be secured by securities having a market value in excess of the amount thereof. At December 31, 2007, the Bank's investment in the Cornerstone Companies (a financial subsidiary) of $19.4 million was in compliance with the limitations and not subject to collateral requirements.

Note 21—Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans and investments. Therefore, the Corporation had to use significant estimates and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by the Corporation using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used at December 31, 2007 and 2006 are outlined as follows:

Short-term financial instruments

The carrying value of short-term financial instruments including cash and due from banks, federal funds sold and securities purchased under agreements to resell, interest-bearing deposits in banks and other short-term investments and borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Corporation to limited credit risk and have no stated maturities or have short-term maturities with interest rates that approximate market rates.

Investment securities

The estimated fair values of investment securities are based on quoted market prices, provided by independent third parties that specialize in those investment sectors. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

Loans

The loan portfolio, net of unearned income, has been valued by management using a present value discounted cash flow analysis where market prices were not available, using the Sendero Risk model. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk.

Deposits

The estimated fair values of demand deposits (i.e., interest and noninterest-bearing checking accounts, savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair value for certificates of deposit was calculated by management by discounting contractual cash flows using current market rates for instruments with similar maturities, using the Sendero Risk model. The carrying amount of accrued interest receivable and payable approximates fair value.

Note 21—Fair Value of Financial Instruments (Continued)

Long-term borrowings and subordinated debt

The amounts assigned to long-term borrowings and subordinated debt were based on quoted market prices, when available, or were based on discounted cash flow calculations using prevailing market interest rates for debt of similar terms.

Off-balance sheet instruments

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

The fair value of interest rate swaps are based upon the estimated amount the Corporation would receive or pay to terminate the contracts or agreements; taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties. At December 31, 2007, the Corporation had swap agreements with a positive fair value of 10,000 and with a negative fair value of $366,000. At December 31, 2006, the Corporation had swap agreements with a positive fair value of $545,000 and with a negative fair value of $21,000.

The carrying and fair values of certain financial instruments were as follows:

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Investment securities	**$ 982,915**	**$ 983,086**	$ 911,889	$ 912,307
Loans, net	**2,433,495**	**2,448,614**	2,047,355	2,045,513
Time deposits	**1,202,690**	**1,195,811**	852,572	849,052
Long-term borrowings and subordinated debt	**404,777**	**410,038**	291,298	281,246
Bank-owned life insurance	**72,269**	**72,269**	61,720	61,720

Note 22—Parent-Company Only Financial Information

Condensed financial statements of Harleysville National Corporation follow:

CONDENSED BALANCE SHEETS

	December 31,	
	2007	2006
	(Dollars in thousands)	
Assets		
Cash	$ 5,779	$ 11,835
Investments in subsidiaries	410,381	332,461
Other investments	2,492	1,548
Other assets	4,528	1,213
Total assets	$423,180	$347,057
Liabilities and shareholders' equity		
Subordinated debt	$ 82,992	$ 51,548
Other liabilities	878	758
Total liabilities	83,870	52,306
Shareholders' equity	339,310	294,751
Total liabilities and shareholders' equity	$423,180	$347,057

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Dividends from subsidiaries	$48,623	$21,779	$26,638
Interest from subsidiaries	433	290	191
Investment income	152	130	57
Total income	49,208	22,199	26,886
Interest on subordinated debt	4,314	3,653	2,180
Noninterest expense	180	556	3
Total expense	4,494	4,209	2,183
Income before income tax benefit and equity in undistributed net income of subsidiaries	44,714	17,990	24,703
Income tax benefit	(1,302)	(1,206)	(677)
Income before equity in undistributed net income of subsidiaries	46,016	19,196	25,380
Equity in undistributed net (losses) income of subsidiaries	(19,421)	20,219	13,448
Net income	$26,595	$39,415	$38,828

Note 22—Parent-Company Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Operating activities:			
Net income	**$26,595**	$39,415	$38,828
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net losses (income) of subsidiaries	**19,421**	(20,219)	(13,448)
Stock-based compensation expense	**118**	440	—
Net (increase) decrease in other assets	**(133)**	1,846	(1,447)
Net increase in other liabilities	**69**	274	43
Other, net	**(709)**	(30)	(782)
Net cash provided by operating activities	**45,361**	21,726	23,194
Investing activities:			
Net cash paid due to acquisition	**(49,761)**	—	—
Capital contributions made to the subsidiaries	**—**	(15,000)	—
Net cash used in investing activities	**(49,761)**	(15,000)	—
Financing activities:			
Advances of long-term subordinated debt	**23,196**	—	25,774
Cash dividends	**(23,623)**	(21,779)	(20,738)
Repurchase of common stock	**(2,196)**	(5,502)	(9,972)
Proceeds from the exercise of stock options	**925**	5,302	4,453
Excess tax benefits from stock-based compensation	**42**	948	—
Other, net	**—**	(12)	(15)
Net cash used in financing activities	**(1,656)**	(21,043)	(498)
Net (decrease) increase in cash	**(6,056)**	(14,317)	22,696
Cash and cash equivalents at beginning of year	**11,835**	26,152	3,456
Cash and cash equivalents at end of year	**$ 5,779**	$11,835	$26,152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Harleysville National Corporation

We have audited the accompanying consolidated balance sheets of Harleysville National Corporation (a Pennsylvania corporation) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harleysville National Corporation and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 and 14 to the consolidated financial statements, the Corporation has adopted Financial Accounting Standards Board Statement(FASB) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106 and 132(R))* and FASB No. 123(R), *Share Based Payments* in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Harleysville National Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2008 expressed an unqualified opinion.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 14, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

There have been no changes in the Corporation's internal control over financial reporting during the fourth quarter of 2007 that have materially affected, or reasonably likely to materially affect, the Corporation's internal control over financial reporting.

(i) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15(d)-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(ii) Management's Report on Internal Control Over Financial Reporting and Compliance with Federal Laws and Regulations

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting and compliance with federal laws and regulations. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officers and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect of the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

In accordance with the SEC's published guidance, the Corporation's management determined that it would exclude the operations of East Penn Financial (acquired on November 16, 2007) from the scope of its assessment of internal control over financial reporting as of December 31, 2007. As of December 31, 2007, the Corporation's total reported consolidated assets were $3.9 billion, of which East Penn Financial's assets accounted for approximately 11.6%. For the year ended December 31, 2007, the Corporation's consolidated interest and non-interest income was $237.9 million, of which East Penn Financial accounted for approximately 10.4 %.

Management believes that, as of December 31, 2007, the Corporation's internal control over financial reporting was effective. Management also assessed the effectiveness of the Corporation's internal controls for compliance with federal laws and regulations as of December 31, 2007, in accordance with reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). Management believes that as of December 31, 2007, the Corporation's internal controls over compliance with federal laws and regulations were effective.

The Corporation's independent registered Public Accounting Firm has issued an attestation report on the Corporation's internal control over financial reporting. This report appears herein in Item 9A, section iii.

(iii) Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Harleysville National Corporation

We have audited Harleysville National Corporation's (a Pennsylvania Corporation) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Harleysville National Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on Harleysville National Corporation's internal control over financial reporting based on our audit.

As indicated in Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the operations of East Penn Financial which was acquired in November 2007 and constituted approximately 11.6% of total consolidated assets as of December 31, 2007 and approximately 10.4% of total consolidate revenues for the year then ended. Our audit on internal control over financial reporting of Harleysville National Corporation and subsidiaries did not include an evaluation of the internal control over financial reporting of the acquired company.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Harleysville National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework issued by COSO.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Harleysville National Corporation and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 14, 2008 expressed an unqualified opinion.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 14, 2008

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Corporation has a Code of Ethics for directors, officers and employees of the corporation. It is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters.

The SEC requires disclosure concerning whether or not the Corporation has at least one "audit committee financial expert" on the Audit Committee. During 2007, Walter R. Bateman, II was the committee's independent financial expert, as defined by SEC regulations, and chaired the committee.

Additional information regarding directors, executive officers and corporate governance is included under the following captions in the Corporation's proxy statement relating to its 2008 annual meeting of shareholders (the "2008 Proxy Statement") and is incorporated herein by reference:

"Directors"
"Executive Officers""
"Corporate Governance"
"Meetings and Committees of the Board of Directors"
"Section 16(a) Beneficial Ownership Reporting Compliance"

In addition, the Corporation makes available on *www.hncbank.com* (under "Investor Information—Corporate Governance") the following: 1) Audit Committee Charter, 2) Code of Ethics, 3) Whistleblower Policy, 4) Nominating and Corporate Governance Committee Charter and 5) Compensation Committee Charter.

Item 11. Executive Compensation

Information regarding executive compensation included under the following captions in the 2008 Proxy Statement is incorporated herein by reference:

"Directors"
"Meetings and Committees of the Board of Directors"
"Director Compensation"
"Compensation Discussion and Analysis"
"Compensation Committee Report"
"Compensation Committee Interlocks and Insider Participation"
"Executive Compensation"
"Potential Payments upon Termination or Change in Control"
"Executive Employment Agreements and Separations Agreements"

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security ownership information of certain beneficial owners and management is included under the captions, "Principal Owners" and "Beneficial Ownership by Directors, Officers and Nominees," in the 2008 Proxy Statement is incorporated herein by reference.

The information required by this item concerning Equity Compensation Plan information is included in Part II, Item 5, "Equity Compensation Plan Information" of this Report on Form 10-K and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information included in Part II, Item 8, Footnote 5 "Loans" of this Report on Form 10-K is incorporated herein by reference.

Information included under the captions, "Related Party Transactions," "Corporate Governance," and "Meetings and Committees of the Board of Directors" in the 2008 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information included under the caption, "Independent Registered Public Accounting Firm," in the 2008 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report (see Part II, Item 8, "Financial Statements and Supplementary Data"):

(1) Financial Statements:

(a) Consolidated Balance Sheets at December 31, 2007 and 2006

(b) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

(c) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005

(d) Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

(e) Notes to Consolidated Financial Statements

(f) Report of Independent Registered Public Accounting firm

(2) Financial Statement Schedules are not applicable

(3) The exhibits listed on the Exhibit Index at the end of this Report are filed with or incorporated as part of this Report (as indicated in connection with each Exhibit).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARLEYSVILLE NATIONAL CORPORATION

By: /s/ Paul D. Geraghty
Paul D. Geraghty
President and Chief Executive Officer

Date: March 7, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL D. GERAGHTY Paul D. Geraghty	President, Chief Executive Officer and Director (Principal Executive Officer)	March 7, 2008
/s/ WALTER R. BATEMAN, II Walter R. Bateman, II	Director	March 7, 2008
/s/ LEEANN B. BERGEY LeeAnn B. Bergey	Director	March 7, 2008
/s/ WALTER E. DALLER, JR. Walter E. Daller, Jr.	Chairman and Director	March 7, 2008
/s/ HAROLD A. HERR Harold A. Herr	Director	March 7, 2008
/s/ THOMAS C. LEAMER Thomas C. Leamer	Director	March 7, 2008
/s/ STEPHANIE S. MITCHELL Stephanie S. Mitchell	Director	March 7, 2008
/s/ A. ROSS MYERS A. Ross Myers	Director	March 7, 2008
/s/ BRENT L. PETERS Brent L. Peters	Director	March 7, 2008
/s/ GEORGE S. RAPP George S. Rapp	Chief Financial Officer (Principal Financial and Accounting Officer)	March 7, 2008
/s/ DEMETRA M. TAKES Demetra M. Takes	Director	March 7, 2008
/s/ JAMES A. WIMMER James A. Wimmer	Director	March 7, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
(2.1)	Purchase Agreement, dated as of November 15, 2005, by and among Harleysville National Bank and Trust Company, Cornerstone Financial Consultants, Ltd., Cornerstone Advisors Asset Management, Inc., Cornerstone Institutional Investors, Inc., Cornerstone Management Resources, Inc., John R. Yaissle, Malcolm L. Cowen, II, and Thomas J. Scalici. (Incorporated by reference to Exhibit 2.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Commission on March 15, 2006. The schedules and exhibits to the Purchase Agreement are listed at the end of the Purchase Agreement but have been omitted from the exhibit to Form 10-K. The Registrant agrees to supplementally furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.)
(2.2)	Branch Purchase Agreement and Deposit Assumption Agreement, dated as of July 26, 2006, by and among First National Community Bank as Buyer and Harleysville National Bank and Trust Company as Seller. (Incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report filed on Form 10-Q, filed with the Commission on November 8, 2006. The attachments, schedules and exhibits to the Branch Purchase and Deposit Assumption Agreement are listed at the end of the Branch Purchase and Deposit Assumption Agreement but have been omitted from the exhibit to Form 10-Q. The Registrant agrees to supplementally furnish a copy of any omitted attachment, schedule or exhibit to the Securities and Exchange Commission upon request.)
(2.3)	Merger Agreement, dated as of May 15, 2007, by and among Harleysville National Corporation, East Penn Financial Corporation, East Penn Bank and HNC-EPF, LLC, as amended. (Incorporated by reference to Annex A of the Corporation's Registration Statement No. 333-145820 on Form S-4/A, filed with the Commission on September 27, 2007. The schedules and exhibits to the Merger Agreement are listed at the end of the Merger Agreement but have been omitted from the Annex to Form S-4. The Registrant agrees to supplementally furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.)
(2.4)	Agreement for Purchase and Sale of Partnership Interests, dated as of December 27, 2007, by and among each of the applicable entities ("Buyer") and 2007 PA HOLDINGS, LLC ("HNB") and PA BRANCH HOLDINGS, LLC, ("Bank Branch") (HNB and Bank Branch are referred to collectively as "Seller"), filed herewith. (The schedules and exhibits to the Agreement for Purchase and Sale of Partnership Interests are listed at the end of the agreement but have been omitted from the Exhibit to Form 10-K. The Registrant agrees to supplementally furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.)
(3.1)	Harleysville National Corporation Amended and Restated Articles of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Corporation's Registration Statement No. 333-111709 on Form S-4, as filed on January 5, 2004.)
(3.2)	Harleysville National Corporation Amended and Restated By-laws. (Incorporated by reference to Exhibit 3.1 to the Corporation's Current Report on Form 8-K/A, filed with the Commission on August 16, 2007.)
(10.1)	Harleysville National Corporation 1993 Stock Incentive Plan.** (Incorporated by reference to Exhibit 4.3 of Registrant's Registration Statement No. 33-69784 on Form S-8, filed with the Commission on October 1, 1993.)
(10.2)	Harleysville National Corporation Stock Bonus Plan.*** (Incorporated by reference to Exhibit 99A of Registrant's Registration Statement No. 333-17813 on Form S-8, filed with the Commission on December 13, 1996.)
(10.3)	Supplemental Executive Retirement Plan.* (Incorporated by reference to Exhibit 10.3 of Registrant's Annual Report in Form 10-K for the year ended December 31, 1997, filed with the Commission on March 27, 1998.)

Exhibit No.	Description of Exhibits
(10.4)	Walter E. Daller, Jr., Chairman and former President and Chief Executive Officer's Employment Agreement dated October 26, 1998.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 25, 1999.)
(10.5)	Consulting Agreement and General Release dated November 12, 2004 between Walter E. Daller, Jr., Harleysville National Corporation and Harleysville National Bank and Trust Company.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on November 16, 2004.)
(10.6)	Amendment to Supplemental Executive Retirement Benefit Agreement dated March 14, 2005 by and among Harleysville Management Services, LLC and Walter E. Daller, Jr.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 14, 2005.)
(10.7)	Employment Agreement dated October 26, 1998 by and among Harleysville National Corporation, Harleysville National Bank and Trust Company and Demetra M. Takes, President and Chief Executive Officer of Harleysville National Bank and Trust Company.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 25, 1999.)
(10.8)	Amendment to Supplemental Executive Retirement Benefit Agreement dated March 14, 2005 by and among Harleysville Management Services, LLC and Demetra M. Takes, President and Chief Executive Officer of Harleysville National Bank and Trust Company.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 14, 2005.)
(10.9)	Harleysville National Corporation 1998 Stock Incentive Plan.** (Incorporated by reference to Registrant's Registration Statement No. 333-79971 on Form S-8, filed with the Commission on June 4, 1999.)
(10.10)	Harleysville National Corporation 1998 Independent Directors Stock Option Plan, as amended and restated effective February 8, 2001.** (Incorporated by reference to Appendix "A" of Registrant's Definitive Proxy Statement, filed with the Commission on March 9, 2001.)
(10.11)	Supplemental Executive Retirement Benefit Agreement dated February 23, 2004 between Michael B. High, Executive Vice President and former Chief Financial Officer, and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Quarterly Report on Form 10-Q, filed with the Commission on May 10, 2004.)
(10.12)	Employment Agreement effective April 1, 2005 between Michael B. High, Executive Vice President and Chief Operating Officer of the Corporation, and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on November 16, 2004.)
(10.13)	Amendment to Supplemental Executive Retirement Benefit Agreement dated March 14, 2005 by and among Harleysville Management Services, LLC and Michael B. High, Executive Vice President and Chief Operating Officer of the Corporation.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 14, 2005.)
(10.14)	Employment Agreement dated March 9, 2004 between Mikkalya Murray, former Executive Vice President and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Quarterly Report on Form 10-Q, filed with the Commission on May 10, 2004.)
(10.15)	Amendment to Supplemental Executive Retirement Benefit Agreement dated March 14, 2005 by and among Harleysville Management Services, LLC and Mikkalya Murray, former Executive Vice President.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 14, 2005.)

Exhibit No.	Description of Exhibits
(10.16)	Harleysville National Corporation 2004 Omnibus Stock Incentive Plan, as amended and restated effective November 9, 2006.** (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on November 15, 2006).
(10.17)	Employment Agreement dated August 23, 2004 between James F. McGowan, Jr., Executive Vice President & Chief Credit Officer and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on August 25, 2004.)
(10.18)	Supplemental Executive Retirement Benefit Agreement dated August 23, 2004 between James F. McGowan, Jr., Executive Vice President & Chief Credit Officer, and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on August 25, 2004.)
(10.19)	Amendment to Supplemental Executive Retirement Benefit Agreement dated March 14, 2005 by and among Harleysville Management Services, LLC and James F. McGowan, Jr., Executive Vice President & Chief Credit Officer.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 14, 2005.)
(10.20)	Employment Agreement dated September 27, 2004 between John Eisele, former Executive Vice President & President of Millennium Wealth Management and Private Banking, and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on September 29, 2004.)
(10.21)	Supplemental Executive Retirement Benefit Agreement dated September 27, 2004 between John Eisele, former Executive Vice President & President of Millennium Wealth Management and Private Banking, and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on September 29, 2004.)
(10.22)	Amendment to Supplemental Executive Retirement Benefit Agreement dated March 14, 2005 by and among Harleysville Management Services, LLC and John Eisele, former Executive Vice President & President of Millennium Wealth Management and Private Banking.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 14, 2005.)
(10.23)	Separation Agreement and Mutual Release dated June 15, 2007 and effective July 19, 2007 between John Eisele, former Executive Vice President & President of Millennium Wealth Management and Private Banking, Harleysville Management Services, LLC., Harleysville National Bank and Trust Company and Harleysville National Corporation.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on July 19, 2007.)
(10.24)	Employment Agreement effective January 1, 2005 between Gregg J. Wagner, the former President and Chief Executive Officer of the Corporation, and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on November 16, 2004.)
(10.25)	Amendment to Supplemental Executive Retirement Benefit Agreement dated March 14, 2005 by and among Harleysville Management Services, LLC and Gregg J. Wagner, the former President and Chief Executive Officer of the Corporation.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on March 14, 2005.)
(10.26)	Complete Settlement Agreement and General Release dated November 29, 2006 and effective December 8, 2006 between Gregg J. Wagner and Harleysville National Corporation, Harleysville National Bank and Trust Company and Harleysville Management Services, LLC .* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on December 13, 2006.)

Exhibit No.	Description of Exhibits
(10.27)	Employment Agreement dated May 18, 2005, between George S. Rapp, Senior Vice President and Chief Financial Officer, and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on May 20, 2005.)
(10.28)	Amended and Restated Declaration of Trust for HNC Statutory Trust III by and among Wilmington Trust Company, as Institutional Trustee and Delaware Trustee, Harleysville National Corporation, as Sponsor, and the Administrators named therein, dated as of September 28, 2005. (Incorporated by reference to Registrant's Quarterly Report on Form 10-Q/A, filed with the Commission on November, 9, 2005.)
(10.29)	Indenture between Harleysville National Corporation, as Issuer, and Wilmington Trust Company, as Trustee, for Fixed/Floating Rate Junior Subordinated Debt Securities, dated as of September 28, 2005. (Incorporated by reference to Registrant's Quarterly Report on Form 10-Q/A, filed with the Commission on November, 9, 2005.)
(10.30)	Guarantee Agreement between Harleysville National Corporation and Wilmington Trust Company, dated as of September 28, 2005. (Incorporated by reference to Registrant's Quarterly Report on Form 10-Q/A, filed with the Commission on November, 9, 2005.)
(10.31)	Employment Agreement effective July 12, 2006 between Lewis C. Cyr, Chief Lending Officer of the Corporation, and Harleysville Management Services, LLC.* (Incorporated by reference to Registrant's Current Report on Form 8-K, filed with the Commission on July 12, 2006.)
(10.32)	Employment Agreement dated July 12, 2007 between Paul D. Geraghty, President and Chief Executive Officer of the Corporation and Harleysville Management Services, LLC* (Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Commission on July 12, 2007.)
(10.33)	Amended and Restated Declaration of Trust for HNC Statutory Trust IV by and among Wilmington Trust Company, as Institutional Trustee and Delaware Trustee, Harleysville National Corporation, as Depositor, and the Administrators named therein, dated as of August 22, 2007. (Incorporated by reference to Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November 8, 2007.)
(10.34)	Indenture between Harleysville National Corporation, as Issuer, and Wilmington Trust Company, as Trustee, for Fixed/Floating Rate Junior Subordinated Debt Securities, dated as of August 22, 2007. (Incorporated by reference to Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November 8, 2007.)
(10.35)	Guarantee Agreement between Harleysville National Corporation and Wilmington Trust Company, dated as of August 22, 2007. (Incorporated by reference to Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November 8, 2007.)
(10.36)	Employment Agreement dated November 16, 2007 between Brent L. Peters, Executive Vice President and President of the East Penn Bank Division of Harleysville National Bank and Trust Company, and Harleysville Management Services, LLC, filed herewith.*
(11)	Computation of Earnings per Common Share, incorporated by reference to Part II, Item 8, Footnote 15, "Earnings Per Share," of this Report on Form 10-K.
(21)	Subsidiaries of Registrant
(23)	Consent of Grant Thornton LLP, Independent Registered Public Accounting firm

Exhibit No.	Description of Exhibits
(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
(32.1)	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
(32.2)	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

* Management contract or compensatory plan arrangement.

** Shareholder approved compensatory plan pursuant to which the Registrant's Common Stock may be issued to employees of the Corporation.

*** Non-shareholder approved compensatory plan pursuant to which the Registrant's Common Stock may be issued to employees of the Corporation.

Exhibit 21

HARLEYSVILLE NATIONAL CORPORATION
SUBSIDIARIES

Name	Jurisdiction of Incorporation
Harleysville National Bank and Trust Company	Pennsylvania
Cornerstone Advisors Asset Management, Inc.	Pennsylvania
Cornerstone Financial Consultants, Ltd.	Pennsylvania
Cornerstone Institutional Investors, Inc.	Pennsylvania
HNB Auto Sales, LLC	Pennsylvania
HNC Insurance Agency, Inc	Pennsylvania
Harleysville Management Services, LLC	Pennsylvania
East Penn Mortgage Company	Pennsylvania
East Penn Mortgage Company LLC	Pennsylvania
HNC Financial Company	Delaware
HNC Reinsurance Company	Arizona
Harleysville Statutory Trust I	Connecticut
HNC Statutory Trust II	Delaware
HNC Statutory Trust III	Delaware
HNC Statutory Trust IV	Delaware
East Penn Statutory Trust I	Connecticut

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 14, 2008, accompanying the consolidated financial statements (which includes an explanatory paragraph relating to the application of Statement of Financial Accounting Standards Nos. 123(R) and 158 as of December 31, 2006) and our report dated March 14, 2008 accompanying management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Harleysville National Corporation and Subsidiaries on Form 10-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Harleysville National Corporation on Forms S-8 (File No. 33-69784, effective October 1, 1993, File No. 333-17813, effective December 13, 1996, File No. 333-79971, effective June 4, 1999, and File No. 333-79973, effective June 4, 1999, File No. 333-116183, effective June 4, 2004, File No. 333-139579, effective December 21, 2006, File No. 333-148377, effective December 28, 2007).

Grant Thornton LLP

Philadelphia, Pennsylvania
March 14, 2008

Exhibit 31.1

CERTIFICATION

I, Paul D. Geraghty, President, Chief Executive Officer and Director, certify, that:

1. I have reviewed this annual report on Form 10-K of Harleysville National Corporation.
2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2008

By: [signature]

President, Chief Executive Officer and Director
Harleysville National Corporation

Exhibit 31.2

CERTIFICATION

I, George S. Rapp, Executive Vice President and Chief Financial Officer, certify, that:

1. I have reviewed this annual report on Form 10-K of Harleysville National Corporation.
2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2008

By:

Executive Vice President and Chief Financial Officer
Harleysville National Corporation

Exhibit 32.1

HARLEYSVILLE NATIONAL CORPORATION
CERTIFICATION
PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Harleysville National Corporation Annual Report on Form 10-K for the period ending December 31, 2007, as filed with the Securities and Exchange Commission (the "Report"), I, Paul D. Geraghty, President, Chief Executive Officer and Director, certify, pursuant to 18 U.S.C. Section 1350, as added Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

By: [signature]

President, Chief Executive Officer and Director
Harleysville National Corporation

Date: March 7, 2008

Exhibit 32.2

HARLEYSVILLE NATIONAL CORPORATION
CERTIFICATION
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Harleysville National Corporation Annual Report on Form 10-K for the period ending December 31, 2007, as filed with the Securities and Exchange Commission (the "Report"), I, George S. Rapp, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as added Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

By:

Executive Vice President and
Chief Financial Officer
Harleysville National Corporation

Date: March 7, 2008

Harleysville NATIONAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 22, 2008

TO THE SHAREHOLDERS OF HARLEYSVILLE NATIONAL CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Harleysville National Corporation will be held at 9:30 a.m., prevailing time, on Tuesday, April 22, 2008, at Presidential Caterers, 2910 DeKalb Pike, Norristown, Pennsylvania 19401, for the following purposes:

1. To elect two Class B Directors: Demetra M. Takes and LeeAnn B. Bergey each for a term of 4 years;
2. To ratify the selection of Grant Thornton LLP as the corporation's independent auditors for the fiscal year ended December 31, 2008; and
3. To transact any other business properly brought before the Annual Meeting and at any adjournment or postponement of the meeting.

In accordance with the by-laws of the corporation and action of the Board of Directors, only those shareholders of record at the close of business on March 5, 2008, will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

A copy of the corporation's Annual Report for the fiscal year ended December 31, 2007, accompanies this Notice. Copies of the corporation's Annual Report for the 2006 fiscal year may be obtained at no cost by contacting Liz Chemnitz, Senior Vice President and Assistant Secretary of the corporation, Harleysville National Corporation, 483 Main Street, P.O. Box 195, Harleysville, Pennsylvania 19438-0195, telephone (215) 256-8851.

Your vote is important regardless of the number of shares that you own. Please sign, date and return the enclosed proxy card, or follow the instructions provided for voting via telephone or the internet. Giving your proxy does not affect your right to vote in person if you attend the meeting and give written notice to the Secretary of the corporation.

BY ORDER OF THE BOARD OF DIRECTORS,

Walter E. Daller, Jr.
Chairman of the Board

March 20, 2008
Harleysville, Pennsylvania

PROXY STATEMENT

Dated and to be mailed March 20, 2008

HARLEYSVILLE NATIONAL CORPORATION
483 MAIN STREET
HARLEYSVILLE, PENNSYLVANIA 19438-0195
(215) 256-8851

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 22, 2008

Table of Contents

Questions and Answers

What am I voting on?

- To elect 2 Class B Directors:
  - Demetra M. Takes
  - LeeAnn B. Bergey
- To ratify the selection of Grant Thornton LLP as the corporation's independent auditors for the fiscal year ending December 31, 2008

How does discretionary authority apply?

If you sign your proxy card and do not make any selections, you give authority to Louis P. Spinelli, Executive Vice President, and Tracie A. Young, Senior Vice President and Chief Compliance Officer, to vote on the proposals and any other matters that may arise at the meeting.

Is my vote confidential?

Yes. Only the inspector, Broadridge, and certain employees have access to your card. All comments remain confidential unless you ask that your name be disclosed.

Who is entitled to vote?

Shareholders on the record date, which is the close of business on March 5, 2008.

How many votes do I have?

Each share of common stock is entitled to one vote.

How do I vote?

You may vote by completing and returning the enclosed proxy card or by voting in person at the meeting. In addition, you may be able to vote via telephone or through the Internet, as described under Voting Methods below.

You have the right to vote and, if desired, to revoke your proxy at any time before the Annual Meeting:

- by giving written notice of revocation to the Secretary of Harleysville National Corporation at 483 Main Street, P.O. Box 195, Harleysville, PA 19438-0195;
- by executing a later-dated proxy and giving written notice thereof to the Secretary of the corporation; or
- by voting in person after giving written notice to the Secretary of the corporation.

Should you have any questions, please call Harleysville National Corporation, Shareholder Services, 800-423-3955, ext. 62305.

Voting Methods

Voting by Proxy. You may vote by completing and returning the enclosed proxy. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this proxy statement, your proxy will be voted as recommended by the Board of Directors.

ON YOUR PROXY CARD:

- Mark your selections
- Date and sign your name exactly as it appears on your card
- Mail to Broadridge, in the return envelope

Questions and Answers (continued)

Voting by Telephone or Internet. You may vote via the telephone or electronically through the Internet by following the instructions included with your proxy card.

Voting in Person. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot which will be available at the meeting.

The last vote you submit chronologically (by any means) will supersede your prior vote(s). If you vote via telephone or the Internet and later decide to attend the annual meeting, you may cancel your previous vote and vote in person at the meeting.

What is the total number of HNC shares outstanding?

As of March 5, 2008, 31,353,724 shares of the corporation's common stock were issued and outstanding. No shares of preferred stock are outstanding. The corporation is currently authorized to issue 75,000,000 shares of common stock, par value $1.00 per share, and 8,000,000 shares of series preferred stock, par value $1.00 per share.

What constitutes a quorum?

A majority of the outstanding shares constitutes a quorum if present or represented by proxy at the Annual Meeting. If you vote by proxy card, you will be considered part of the quorum.

How does a shareholder communicate with the corporation's Board of Directors?

The Board of Directors does not have a formal process for shareholders to send communications to the Board. Due to the infrequency of shareholder communications to the Board of Directors, the Board does not believe that a formal process is necessary. However, only written communications received by the corporation from shareholders are shared with the full Board no later than the next regularly scheduled Board meeting.

When are the shareholder proposals due for the Year 2009 Annual Meeting?

If a shareholder wants us to include a proposal in our proxy statement for presentation at our 2009 Annual Meeting of shareholders, the proposal must be submitted in writing by Friday, November 21, 2008, to the Secretary of Harleysville National Corporation at 483 Main Street, P.O. Box 195, Harleysville, PA 19438-0195.

How does a shareholder nominate a director of Harleysville National Corporation?

Under our by-laws, nominations for director may be made only by the Board of Directors or the Nominating Committee of the Board of Directors, or by a shareholder of record entitled to vote: In order for a shareholder to make a nomination, the shareholder must provide a notice with information and materials required by the by-laws to our Corporate Secretary not less than 45 days prior to the first anniversary of the record date of the preceding year's Annual Meeting. For our Annual Meeting in the year 2009, we must receive this notice on or before January 20, 2009. You can obtain a copy of the full text of the by-law provision by writing to the Secretary of Harleysville National Corporation at 483 Main Street, P.O. Box 195, Harleysville, PA 19438-0195.

Who is responsible for the solicitation expenses?

Broadridge will assist in the distribution of proxy materials and solicitation of votes. The corporation is responsible for expenses related to distribution of proxy materials and solicitation of votes and will reimburse Broadridge, stockbrokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to the owners of the corporation's common stock.

Proxy Statement

This Proxy Statement is furnished as part of the solicitation of proxies by the Board of Directors of Harleysville National Corporation for use at the Annual Meeting of Shareholders to be held at 9:30 a.m., prevailing time, on Tuesday, April 22, 2008, at Presidential Caterers, 2910 DeKalb Pike, Norristown, Pennsylvania 19401. This Proxy Statement and the form of Proxy are first being sent to Shareholders on approximately March 20, 2008.

Corporate Governance

The corporation operates within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The corporation regularly monitors developments in the area of corporate governance. The Nominating and Corporate Governance Committee Charter is available on the Investor Information/Corporate Governance page of our website at www.hncbank.com.

During 2007, a majority of the members of the corporation's Board of Directors would be considered "independent directors" under the listing qualifications rules for companies such as Harleysville, whose shares are traded on The NASDAQ Global Select market; namely, Walter R. Bateman, II, LeeAnn B. Bergey, Harold A. Herr, Thomas C. Leamer, Stephanie S. Mitchell, A. Ross Myers and James A. Wimmer. Ms. Bergey is a nominee for director at this year's annual meeting and is independent within these standards.

In determining the directors' independence, the board of directors considered loan transactions between the Bank and the directors, their family members and businesses with whom they are associated, as well as any contributions made to non-profit organizations with which the directors are associated.

The table below includes a description of other categories or types of transactions, relationships or arrangements considered by the board (in addition to those listed above) in reaching its determination that the directors are independent.

Name	Independent	Other Transactions/Relationships/Arrangements
Mr. Bateman	Yes	
Ms. Bergey	Yes	Contributions to non-profit organizations
Mr. Herr	Yes	
Dr. Leamer	Yes	
Ms. Mitchell	Yes	
Mr. Myers	Yes	
Mr. Wimmer	Yes	

In each case, the board determined that none of the transactions above impaired the independence of the director. For more information regarding related party transactions, please refer to the corporation's disclosures on page 35.

Code of Ethics

We have also adopted a Code of Ethics for directors, officers and employees of the corporation. It is intended to promote honest and ethical conduct, full and accurate reporting and compliance with laws as well as other matters. The Code of Ethics is available on the Investor Information/Corporate Governance page of our website at www.hncbank.com.

Proposal No. 1

Election of Class B Directors

Nominees for election this year are:

- Demetra M. Takes – director since 2005
- LeeAnn B. Bergey – director since 1999

Each nominee has consented to serve a 4-year term and until their successors are qualified and elected.

Directors are elected by a plurality of votes cast at the meeting. "Plurality" means that the nominees receiving the largest number of votes cast are elected as directors up to the maximum number of directors to be elected at the meeting. At our meeting, the maximum number of directors to be elected is two.

The by-laws of Harleysville National Corporation provide that the Board of Directors will not have less than 5 members or more than 25 members. The Board of Directors is divided into 4 classes. Each class is elected for a 4-year term. The Board of Directors has authority to fix the number of directors in each class and the authority to change that number at any time. No person may be elected to serve as a director who is not of legal age. No person over 72 may serve as a director. The Board of Directors has fixed the number of Board members at 11, with 3 directors in Classes A, C and D, and 2 directors in Class B. Section 11.1 of the by-laws requires that a majority of the remaining members of the Board of Directors select and appoint directors to fill vacancies, even if the number of remaining members is less than a quorum. Each person who is appointed in this manner serves as a director until the expiration of the term of office of the class of directors to which he or she was appointed.

The Board of Directors recommends a vote **FOR** the election of these Class B Directors.

Principal Owners

Management knows of no business group or person owning more than 5% of the corporation's total outstanding shares of common stock as of March 5, 2008.

Beneficial Ownership by Directors, Officers and Nominees

The following table indicates the amount and percentage of the corporation's total outstanding shares of common stock beneficially owned by each named executive officer, director and nominee for director and by all directors and officers of the corporation and its subsidiaries as a group, as of March 5, 2008.

Name	*Common Stock Beneficially Owned (1)*	*Right to Acquire within 60 days of March 5, 2008 (2)*	*Total*	*Percent of Class*
Directors				
Walter R. Bateman, II (3)	3,711	19,729	23,440	*
LeeAnn B. Bergey (4)	15,098	40,047	55,145	*
Walter E. Daller, Jr. (5)	537,608	287,753	825,361	2.54 %
Paul D. Geraghty (6)	10,000	-0-	10,000	*
Harold A. Herr (7)	39,648	52,613	92,261	*
Thomas C. Leamer (8)	143	13,651	13,794	*
Stephanie S. Mitchell (9)	100,733	13,651	114,384	*
A. Ross Myers (10)	54	-0-	54	*
Brent L. Peters (11)	101,638	-0-	101,638	*
Demetra M. Takes (12)	61,331	14,822	76,153	*
James A. Wimmer (13)	816,412	27,481	843,893	2.60 %

Beneficial Ownership by Directors, Officers and Nominees (continued)

Name	*Common Stock Beneficially Owned (1)*	*Right to Acquire within 60 days of March 5, 2008 (2)*	*Total*	*Percent of Class*
Other Named Executive Officers				
George S. Rapp (14)	366	2,352	2,718	*
Michael B. High (15)	7,237	18,841	26,078	*
Lewis C. Cyr	-0-	1,260	1,260	*
John W. Eisele (16)	13,500	-0-	13,500	*
All Directors and Executive Officers as a Group (16 persons)	1,713,341	502,254	2,215,595	6.88 % (17)

*Less than one percent (1%) unless otherwise indicated.

(1) Includes shares for which the named person:
- has sole voting and investment power,
- has shared voting and investment power with a spouse.

(2) Shares that may be acquired upon the exercise of vested stock options through May 4, 2008.

(3) Class B Director whose term expires in 2008. Mr. Bateman will retire effective April 22, 2008. Ownership includes 546 shares held solely by Mr. Bateman's spouse and are pledged as security.

(4) Class B Director whose term expires in 2008 and nominee for Class B Director whose term will expire in 2012. 14,158 shares held solely by Ms. Bergey and 940 held jointly with her spouse.

(5) Class D Director whose term expires in 2010. Ownership includes the following:
- 41,329 shares held solely by Mr. Daller's spouse, and
- 73,583 vested stock options held by an Irrevocable Trust for the benefit of Mr. Daller's 3 children.

(6) Class C Director whose term expires in 2009. Shares held solely by Mr. Geraghty.

(7) Class A Director whose term expires in 2011. Shares held solely by Mr. Herr.

(8) Class D Director whose term expires in 2010. Shares held solely by Dr. Leamer.

(9) Class A Director whose term expires in 2011.
Ownership includes the following:
- 16,100 shares held by Ms. Mitchell's spouse,
- 43,410 shares held by her company, and
- 3,180 shares held by a trust for which Ms. Mitchell acts as Co-Trustee.

(10) Class D Director whose term expires in 2010. Shares held solely by Mr. Myers.

(11) Class C Director whose term expires in 2009.
Ownership includes the following:
- 26,374 shares held jointly by Mr. Peters and his spouse; and
- 41,814 shares held solely by Mr. Peters' spouse.

(12) Class B Director whose term expires in 2008 and nominee for Class B Director whose term will expire in 2012. Ownership includes 5,342 shares held solely by parent living in Ms. Takes' home.

(13) Class C Director whose term expires in 2009. Ownership includes the following:
- 619,696 shares held solely by Mr. Wimmer's spouse, and
- 15,887 shares held by a trust for which Mr. Wimmer acts as Co-Trustee.

(14) Executive Vice President and Chief Financial Officer. Shares held solely by Mr. Rapp.

(15) Executive Vice President and Chief Operating Officer. Shares held solely by Mr. High.

(16) Executive Vice President and President of Millennium Wealth Management and Private Banking. Shares held solely by Mr. Eisele at the time of his termination on June 15, 2007.

(17) The percent of class assumes the exercise of all outstanding options issued to independent directors, employee directors, and officers, and therefore, on a *pro forma* basis, 32,444,602 shares of common stock outstanding.

DIRECTORS

Two directors will be elected at the Annual Meeting to serve as Class B Directors each to serve for a 4-year term expiring in the year 2012. Current Class B Director, Walter R. Bateman, II, is retiring from the board effective April 22, 2008. The Board of Directors has appointed Michael L. Browne as a Class C Director effective at the corporation's Annual Reorganization Meeting on April 22, 2008.

Name	*Age*	*Principal Occupation for Past Five Years and Position Held with the Corporation*	*Director of Corporation Since*
Class A Directors to Serve Until 2011			
Harold A. Herr	60	Partner – Albert S. Herr & Sons; Real Estate Development; Director of Harleysville and Harleysville National Bank	1987
Stephanie S. Mitchell	59	Secretary, Director – R. C. Smith Industries, Inc; Secretary/Treasurer, Director – Cole Candy & Tobacco Co., Inc.; Director of Harleysville and Harleysville National Bank; Member of HNB's Western Regional Advisory Board	2002
Brent L. Peters	61	President, East Penn Bank Division of Harleysville National Bank; Executive Vice President, Harleysville and Harleysville National Bank; Former President & Chief Executive Officer of East Penn Financial Corporation; Chairman, HNB's Regional Advisory Boards: Northern, and East Penn Bank Division	2007
Class B Directors to Serve Until 2008 (Nominees for Class B Director To Serve Until 2012)			
Demetra M. Takes	57	President & Chief Executive Officer and Director of Harleysville National Bank; Director of Harleysville. Served as Interim President & Chief Executive Officer of Harleysville from 9/2006 to 7/2007. Member of HNB's Regional Advisory Boards: Western, Northern, and East Penn Bank Division	2005
LeeAnn B. Bergey	54	Chief Executive Officer – BTG Holdings, LLC; Director of Harleysville and Harleysville National Bank	1999

Class C Directors to Serve Until 2009

Michael L. Browne	61	President, Chief Executive Officer and Director, Harleysville Mutual and Harleysville Group, Inc.; Former Chair, International Insurance Practice Group, Reed Smith, LLP. Current directorships: board of governors – Property Casualty Insurers Association of America; board of trustees – the American Institute for CPCU and the Insurance Information Institute of America; board of directors – the Insurance Information Institute, the Property Loss Research Bureau, the Insurance Federation of Pennsylvania, and the World Affairs Council of Philadelphia. Director of Harleysville and Harleysville National Bank effective April 22, 2008	2008
Paul D. Geraghty	54	President, Chief Executive Officer and Director of Harleysville; Director of Harleysville National Bank. Executive Vice President, National City Bank	2007
James A. Wimmer	67	Attorney-at-Law – Philip & Wimmer; Director of Harleysville and Harleysville National Bank; Member of HNB's Northern Regional Advisory Board	2000

Class D Directors to Serve Until 2010

Walter E. Daller, Jr.	68	Chairman of Harleysville and Harleysville National Bank; Member of HNB's Western Regional & Northern Regional Advisory Boards; Retired Chief Executive Officer of Harleysville and Harleysville National Bank; Chairman, President and Chief Executive Officer of Harleysville and Chairman of Harleysville National Bank from 1981 to 2004	1977
Thomas C. Leamer	66	Retired President – Delaware Valley College; Director of Harleysville and Harleysville National Bank	2003
A. Ross Myers	58	Chief Executive Officer, American Infrastructure; Director of Harleysville and Harleysville National Bank	2006

Meetings and Committees of the Board of Directors

Board Member	*Attended 2007 Annual Meeting*	*Corporate Board*	*Audit*	*Compensation*	*Executive*	*Nominating/ Corporate Governance*
W. R. Bateman, II (1)	✔	✔	✔			
L. B. Bergey	✔	✔	✔		✔	✔
W. E. Daller, Jr.	✔	✔			✔	
P. D. Geraghty (2)		✔				
H. A. Herr	✔	✔		✔	✔	✔
T. C. Leamer		✔	✔			✔
S. S. Mitchell	✔	✔		✔	✔	
A. R. Myers	✔	✔		✔		
B. L. Peters (3)						
D. M. Takes	✔	✔				
J. A. Wimmer	✔	✔	✔		✔	✔
Meetings Held in 2007		8	12	5	3	7

(1) Retirement effective April 22, 2008.
(2) Appointment effective August 9, 2007.
(3) Appointment effective November 19, 2007. Board attendance commenced in January, 2008.

- **Audit Committee:**

The Audit Committee held 12 meetings during 2007. All members of the committee are non-executive, independent (as independence is currently defined in Rule 4200(a)(15) of the NASD listing standards and Section 10A of the Securities Exchange Act of 1934, as amended) and possess the required level of financial literacy. Each is free from any relationship that would interfere with the exercise of his or her independent judgment.

During 2007, Walter R. Bateman, II was the committee's financial expert, as defined by SEC regulations, and chaired the committee. Other members of the committee include independent directors LeeAnn B. Bergey, Thomas C. Leamer and James A. Wimmer.

The Audit Committee operates under a formal charter that governs its duties and conduct. The Audit Committee Charter is available on the Investor Information/Corporate Governance page of our website at www.hncbank.com. Grant Thornton LLP, the corporation's registered public accounting firm, reports directly to the Audit Committee.

The Audit Committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the auditors prior to the filing of officers' certifications with the SEC to receive information concerning, among other things, significant deficiencies in the design or operation of internal controls.

The Audit Committee has also adopted a Whistleblower Policy to enable confidential and anonymous reporting to the Audit Committee. The policy is also available on the Investor Information/Corporate Governance page of our website at www.hncbank.com.

- **Compensation Committee:**

The Compensation Committee administers executive compensation programs, policies and practices, and acts in an advisory role on employee compensation. All members of the committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASD listing standards.) The members are Harold A. Herr, Chairman, Stephanie S. Mitchell and A. Ross Myers. The committee met 5 times during 2007. The Compensation Committee operates under a formal charter that governs its duties and conduct. The Compensation Committee Charter is available on the Investor Information/Corporate Governance page of our website at www.hncbank.com.

At least annually, the Compensation Committee conducts a comprehensive review of the corporation's executive compensation program structure and the specific provisions for each of our highly compensated employees, including the Named Executive Officers. It also conducts a similar review of compensation provisions for positions on the Board of Directors.

The Compensation Committee relies upon an external consultant, Strategic Compensation Planning, Inc., for information about current industry practices and programming trends, and solicits performance information on executives from the Chief Executive Officer. (The committee seeks input from other Board members on the performance of the CEO.)

After reviewing the submissions of its consultant, the CEO and other Directors, the Compensation Committee independently formulates its recommendations on changes to the executive and director compensation program structures and/or the balance among the programs' elements. It also makes recommendations on adjustments to individual executive's compensation, including: salary increases, annual incentive awards, longer-term incentive awards--usually in the form of stock options or restricted stock, special benefit provisions, perquisites and employment arrangements. These recommendations are submitted to the full Board for approval.

During the course of a year, the Compensation Committee continues to consider possible changes to executive and director compensation practices based on changing industry trends and internal corporate circumstances and objectives. It may also review and approve special compensation awards and adjustments for incumbent executives and compensation arrangements for new executives joining the organization.

- **Executive Committee:**

The Executive Committee is authorized to act on behalf of the Board during intervals between meetings of the Board. The Executive Committee can respond quickly to time-sensitive business and legal matters when they arise. Members of the Executive Committee are Walter E. Daller, Jr., Chairman, LeeAnn B. Bergey, Harold A. Herr, Stephanie S. Mitchell and James A. Wimmer. The committee met 3 times during 2007.

- **Nominating and Corporate Governance Committee:**

The principal duties of the committee are to provide continuing assistance to the Board of Directors regarding matters relating to governance, performance, and composition of the Board. To fulfill its responsibilities and duties, the committee identifies qualified individuals to become Board members, recommends nominees to the Board to fill vacant Board seats, develops and recommends corporate governance guidelines to the Board. The committee has no formal process for considering director candidates recommended by shareholders due to the infrequency of nominations, but its policy is to give due consideration to any and all candidates.

The Nominating and Corporate Governance Committee operates under a formal charter that governs its duties and standards of performance. The charter appears on the Investor Information/Corporate Governance page of our website at www.hncbank.com.

Members of the committee during 2007 included Thomas C. Leamer, Chairman, LeeAnn B. Bergey, Harold A. Herr and James A. Wimmer, each of whom is a non-employee director. All members of the committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards.) The committee met 7 times during 2007.

The members of the Board of Directors of the corporation also serve as the members of the Board of Directors of Harleysville National Bank. During 2007, the corporation held 8 regular Board meetings, the annual meeting and the annual reorganization meeting. All of the directors attended at least 75% of the meetings of the Boards of Directors of the corporation and of the committees of which they were members.

The corporation has no specific policy requiring directors to attend the Annual Meeting of Shareholders. However, criteria for determining the percentage of all meetings attended by each director include their attendance at the annual meeting. With the exception of Dr. Leamer, all active members of the Board of Directors at the time, were present at the 2007 Annual Meeting of Shareholders.

Director Compensation

In 2007, each director who was not an employee of the corporation earned or was paid certain fees, including annual retainer fees, committee and/or chairmanship fees, and meeting fees. Directors were not compensated for committee meetings of less than 15 minutes in duration or for committee meetings held prior to, or immediately following, a Board meeting. In 2007, Directors of Harleysville received $404,700, in the aggregate.

This compensation included the following:

- $1,750 for each Board meeting attended,
- $1,750 for Annual Meeting attendance,
- $600 for each Board committee meeting attended, except for Audit Committee which receives $750,
- an annual retainer of $16,500, and
- an annual retainer of $3,000 to committee chairpersons, except for Audit Committee which receives $4,500.

Directors Emeriti are generally not eligible to receive annual retainers, bonuses, stock option awards or sit on committees of the Board. They receive half of the prevailing board fee for each Board meeting attended.

Directors who are also salaried officers of Harleysville or Harleysville subsidiaries do not receive any fees for Board or committee meetings.

The following table provides information about the compensation of directors during 2007.

Director Compensation Table

Name	*Fees Earned or Paid in Cash ($)*	*Option Awards ($)(1)(2)*	*Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)*	*All Other Compensation ($)*	*Total ($)*
Walter R. Bateman, II	$50,100	-0-	$12,621	--	$ 62,721
LeeAnn B. Bergey	$52,650	-0-	--	--	$ 52,650
Walter E. Daller, Jr.	$46,800	-0-	--	$508,843 (4)	$555,643
Harold A. Herr	$50,400	-0-	--	--	$ 50,400
Thomas C. Leamer	$52,200	-0-	--	--	$ 52,200
Stephanie S. Mitchell	$48,050 (5)	-0-	--	--	$ 48,050
A. Ross Myers	$38,600	-0-	--	--	$ 38,600
Brent L. Peters	-0-	-0-	--	$22,769 (6)	$ 22,769
James A. Wimmer	$55,700 (7)	-0-	--	$75,205 (8)	$130,905

(1) No options were awarded to Harleysville non-employee directors during 2007.

(2) The aggregate number of outstanding option awards held by each non-employee director at December 31, 2007, is as follows: Bateman – 19,729; Bergey – 40,047; Daller – 287,753; Herr – 52,613; Leamer – 13,651; Mitchell – 13,651; and Wimmer – 27,481. Mr. Bateman's outstanding options will expire on April 22, 2009, 12 months following the effective date of his retirement. All outstanding options awarded to non-employee directors, with the exception of Mr. Daller, were

annual grants between 1999 and 2006. All grants were made under substantially the same terms, with 100% vesting after 6 months from date of grant and expiration 10 years from date of grant. The grant prices were based on either of the following criteria: (i) the average of the high and low prices of the corporation's common stock on the date of grant; (ii) the closing price of the corporation's common stock on the date of grant; or (iii) the closing price of the corporation's common stock on the last trading day immediately preceding the date of grant. With the exception of the January 3, 2006 grant, as awarded to all non-employee directors, Mr. Daller's outstanding option grants were awarded pursuant to his employment with the corporation; all are fully vested and will expire 10 years from their respective dates of grant.

(3) The sum of (i) the aggregate change in the actuarial present value of the director's benefit under all defined benefit and actuarial pension plans from the pension plan measurement date used for financial statement reporting purposes with respect to Harleysville's audited financial statements for 2006 to the pension plan measurement date used for financial statement reporting purposes with respect to Harleysville's audited financial statements for 2007 and (ii) above-market or preferential earnings on non-tax-qualified deferred compensation.

(4) Includes $107,000 consulting fees paid under terms of Mr. Daller's consulting contract which became effective upon his retirement as President and CEO of Harleysville and $401,843 annual payout under Supplemental Executive Retirement Benefit Plan, pursuant to Mr. Daller's previous employment.

(5) Includes fees paid in connection with service on the corporation's western regional advisory board.

(6) Compensation paid to Mr. Peters in connection with his employment with Harleysville National Bank, East Penn Division, following the merger of Harleysville and East Penn Financial Corporation.

(7) Includes fees paid in connection with service on the corporation's northern regional advisory board.

(8) Mr. Wimmer received payouts under 2 separate deferred compensation plans assumed by Harleysville pursuant to the merger and acquisition of Citizens Bank and Trust Company of Palmerton. During 2007, he received $31,326 payout under the Citizens Bank and Trust Company of Palmerton 1983 Deferred Compensation Plan and $43,879 payout under the Citizens Bank and Trust Company of Palmerton 1987 Deferred Compensation Plan.

1998 Independent Directors Stock Option Plan, as amended

The corporation maintains a stock option plan to advance the development, growth and financial condition of the corporation and its subsidiaries; and, to secure, retain and motivate non-employee directors. The Plan provides that retiring directors who are appointed to emeritus status may, during their lifetime, have the full term of each respective option to exercise any options that are outstanding as of the date of their retirement.

During 2007, there were no shares granted under the plan; 5,765 options were exercised; and, as of December 31, 2007, a total of 47,098 shares remained available for grant under the plan.

East Penn Financial Corporation 1999 Independent Directors Stock Option Plan Converted to Harleysville Stock Options

In connection with the acquisition of East Penn Financial Corporation in 2007, Harleysville assumed all obligations under the East Penn Financial 1999 Independent Directors Stock Option Plan. The change in control accelerated the vesting of all outstanding stock options to 100%. At the effective time of the merger, 28,000 East Penn Independent Directors stock options were converted into 23,548 options to purchase the corporation's common stock according to proration parameters outlined in the merger agreement. As of December 31, 2007, 23,548 options remained outstanding and exercisable under the plan. No further stock options may be granted under the plan.

Deferred Compensation Plans for the Directors of Harleysville National Corporation

The corporation maintains deferred compensation plans for its directors; the 1985 Plan and the 1989 Plan. In the past, certain directors elected to defer, with interest, all or part of their compensation for future distribution. Under the terms of the plan, benefits can be paid out to the respective directors over a 10-year period. Should the director die before age 70 or before receiving all of the benefits, the remaining benefit would be paid to his or her beneficiary until age 70 or for ten years, whichever is greater. This plan is an unfunded plan, which is subject to substantial risk of forfeiture, and the director is not deemed vested in the plan, according to the terms of the plan. Currently, Mssrs. Bateman and Daller participate in the plans.

Additionally, Mr. Wimmer, as a former director of the former Citizens Bank and Trust Company of Palmerton, PA, acquired by Harleysville on April 28, 2000, continues to accrue benefits and receive payouts under 2 separate deferred compensation plans in effect at that time, and as agreed under terms of the Agreement and Plan of Reorganization.

Walter E. Daller, Jr. - Supplemental Executive Retirement Plan

Harleysville Management Services maintains a Supplemental Executive Retirement Plan for Walter E. Daller, Jr., Chairman of the Board of Directors of the corporation and the bank. The plan provides for payment to the covered employee of an annual supplemental retirement benefit equal to 70% of his final five year average compensation, reduced by the employer's share of social security, defined benefit pension and available employer's 401(k) matching contribution. There is a lifetime payout in retirement benefits with a minimum payout of 10 years.

Walter E. Daller, Jr. - Consulting Agreement

Mr. Daller's employment agreement ended at the time that he retired from active management as Chief Executive Officer of the corporation on March 31, 2005. Mr. Daller, Chairman of the Board of Directors of the corporation and the bank, entered into a Consulting Agreement and General Release with the corporation and the bank effective April 1, 2005. Pursuant to the Consulting Agreement and under the terms of the Daller Employment Agreement, the corporation paid Mr. Daller a lump sum equal to 1.5 times his "Agreed Compensation," as defined in the Daller Employment Agreement, on the date of his retirement.

Among the terms of the Consulting Agreement: (1) Mr. Daller agreed to a general release to the corporation and the bank from any potential claims he could assert pursuant to his employment or his employment agreement, dated October 26, 1998, entered into by and among Mr. Daller, the corporation and the bank; (2) Mr. Daller will continue to serve as Chairman of the Board of Directors of the corporation and the bank; (3) from April 1, 2005, through March 31, 2008, Mr. Daller will provide consulting advice to the corporation and bank; (4) the term of the agreement will automatically extend for one additional year at the end of the initial three years and on every anniversary of the Consulting Agreement, unless notice to terminate is given 180 days prior to renewal; (5) Mr. Daller will receive $107,000 per year; (6) Mr. Daller will receive continuation of all life, disability, medical insurance and other normal health and welfare benefits for a period of 5 years after the date of retirement; and (7) Mr. Daller will receive dues and other expenses for membership at a country club. Upon retirement, he received an automobile, and continues to receive office space and reimbursement of certain business expenses. The Consulting Agreement contains a restrictive covenant precluding Mr. Daller from engaging in competitive activities in a certain area and a provision preventing Mr. Daller from disclosing proprietary information about the corporation.

Brent L. Peters – Employment Agreement

In 2007 the corporation and Harleysville National Bank entered into an employment agreement with Brent L. Peters, President of the East Penn Bank Division of Harleysville National Bank ("the Peters Employment Agreement").

The Peters Employment Agreement is for a term of 3 years, renewing automatically on the third anniversary of the Agreement and extended for an additional one-year. Either party must provide at least 90 days written notice prior to an annual renewal date in the event this agreement shall terminate at the end of the then existing employment period. The agreement specifies position title and duties, compensation and benefits, and indemnification and termination provisions. The executive will be entitled to participate in annual and long-term incentive plans, employee benefit plans, and receive annual vacation in accordance with the policies established by the Board of Directors of the corporation, and receive an automobile and maintenance of such automobile. If the executive is terminated or upon occurrence of other events following a "Change in Control," as defined in the agreement, he may receive up to 2.0 times his agreed compensation (annual base salary) and may continue participation in employee benefit plans. The Peters Employment Agreement also contains a non-competition provision and a confidentiality provision.

EXECUTIVE OFFICERS

The following table provides information, as of March 5, 2008, about the corporation's executive officers.

Name	*Age*	*Years in Position*	*Principal Occupation for the Past Five Years and Position Held with Harleysville and Subsidiaries*
Jo Ann M. Bynon	56	2005 – present	Senior Vice President, Harleysville and Harleysville National Bank
		2001 – 2004	Vice President, Harleysville and Harleysville National Bank
		1995 – present	Corporate Secretary, Harleysville and Harleysville National Bank
Lewis C. Cyr	38	2006 – present	Executive Vice President and Chief Lending Officer, Harleysville and Harleysville National Bank
		2004 – 2006	Senior Vice President, Commercial Banking Director, Wachovia Bank
		2003 – 2004	Senior Vice President, Corporate Finance Group Manager, Wachovia Bank
		1999 – 2003	Director, Healthcare Finance Group, Wachovia Securities
Paul D. Geraghty	54	2007 – present	President and Chief Executive Officer and Director, Harleysville
		1999 – 2006	Executive Vice President, National City Corporation
Michael B. High	59	2005 – present	Executive Vice President and Chief Operating Officer, Harleysville and Harleysville National Bank
		2004 – 2005	Executive Vice President, Treasurer and Chief Financial Officer, Harleysville and Harleysville National Bank
		1998 – 2004	Chief Operating Officer & Chief Financial Officer, Progress Financial Corporation
James F. McGowan, Jr.	61	2004 – present	Executive Vice President and Chief Credit Officer, Harleysville and Harleysville National Bank
		2003 – 2004	Senior Vice President and Senior Credit Officer, Sovereign Bank
		1999 – 2003	Senior Vice President and Senior Credit Officer, Summit Bank/Fleet
Brent L. Peters	61	2007 – present	President, East Penn Bank Division of Harleysville National Bank Executive Vice President and Director, Harleysville and Harleysville National Bank
		2003 – 2007	President and Chief Executive Officer, East Penn Financial Corporation
		1991 – 2007	President and Chief Executive Officer, East Penn Bank
George S. Rapp	55	2006 – present	Executive Vice President and Chief Financial Officer, Harleysville and Harleysville National Bank
		2005 – 2006	Senior Vice President, Chief Financial Officer and Treasurer, Harleysville and Harleysville National Bank
		2004 – 2005	Executive Vice President, Chief Financial Officer, Astea International
		2002 – 2004	Senior Vice President, Chief Financial Officer, Advanta Bank Corp
Demetra M. Takes	57	2000 – present	President and Chief Executive Officer, Harleysville National Bank
		9/26/06 – 7/23/07	Interim President and Chief Executive Officer, Harleysville
		2005 – present	Executive Vice President and Director, Harleysville and Harleysville National Bank

1993 Stock Incentive Plan

The corporation maintains the 1993 Stock Incentive Plan. The plan's purpose is to advance the development, growth and financial condition of the corporation. The plan provides that shares of our common stock be issued to certain employees of the corporation and banking subsidiaries.

A disinterested committee of the corporation's Board of Directors administers the plan. Awards can be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock as the disinterested committee deems appropriate. No stock options remain available for grant under the 1993 Stock Incentive Plan. No options were exercised under this plan, during 2007. There are 21,081 options outstanding under the plan. No further stock options may be granted under the plan.

1998 Stock Incentive Plan

The corporation maintains the 1998 Stock Incentive Plan. The plan's purpose is to advance the development, growth and financial condition of the corporation. The plan provides that shares of our common stock be issued to certain employees of the corporation and banking subsidiaries.

A disinterested committee of the corporation's Board of Directors administers the plan. Awards can be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock as the disinterested committee deems appropriate. During 2007, no stock options were granted, a total of 64,103 stock options were exercised and 18,523 stock options were cancelled and added back to the plan for future grants. 99,297 shares remain available for grant under this plan.

2004 Omnibus Stock Incentive Plan, as amended

The corporation maintains the 2004 Omnibus Stock Incentive Plan. The plan's purpose is to advance the development, growth and financial condition of the corporation. The plan provides that shares of our common stock be issued to certain employees and/or directors of the corporation and banking subsidiaries.

A disinterested committee of the corporation's Board of Directors administers the plan. Awards can be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock as the disinterested committee deems appropriate.

During 2007, 25,000 options were granted under the 2004 Omnibus Stock Incentive Plan. A total of 1,119,725 stock options remain available for grant under this plan.

Millennium Bank Stock Compensation Program Converted to Harleysville Stock Options

In connection with the acquisition of Millennium Bank in 2004, Harleysville assumed all obligations under the Millennium Bank Stock Compensation Program. The change in control accelerated the vesting of all outstanding stock options to 100%. Upon consummation of the merger, outstanding stock options were converted according to proration parameters outlined in the merger agreement. 328,327 stock options were assumed on the effective date of the merger. Since the effective date, 291,404 stock options have been exercised and 36,209 were cancelled. A total of 714 stock options remain outstanding and exercisable under the program. No further stock options may be granted under the program.

East Penn Financial Corporation 1999 Stock Incentive Plan Converted to Harleysville Stock Options

In connection with the acquisition of East Penn Financial Corporation in 2007, Harleysville assumed all obligations under the East Penn Financial 1999 Stock Incentive Plan. The change in control accelerated the vesting of all outstanding stock options to 100%. On the effective date of the merger, 2,300 East Penn stock options were converted into 1,932 options to acquire the corporation's common stock according to proration parameters outlined in the merger agreement. 1,932 options remain outstanding and exercisable under the plan. No further stock options may be granted under the plan.

Harleysville National Corporation Stock Bonus Plan

The corporation maintains the Harleysville National Corporation Stock Bonus Plan to recognize employees who have:

- a strong interest in the successful operation of the business;
- loyalty to the corporation and banking subsidiaries; and
- visible evidence of increased efficiency.

The Stock Bonus Plan is administered by the Compensation Committee of the corporation. The committee annually determines, in its sole discretion, the amount of shares the corporation awards.

The corporation awarded 219 shares on April 1, 2007, to certain employees for exemplary service throughout 2006. As of December 31, 2007, a total of 22,824 shares remain available for awards under the plan.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Program Objectives

Our compensation program balances the need for competitive pay opportunities at the executive level with shareholders' expectations for reasonable return on their investment. The Compensation Committee believes that the compensation program for executives should directly support the achievement of strategic goals of the business and, thereby, align the interests of executives with the interests of the corporation's shareholders. The current program is intended to provide sufficient levels of fixed income, in the forms of base salary and benefits, to attract high caliber executive talent to the organization. It also is intended to provide competitive incentive opportunities to encourage specific performance and to reward the successful efforts of executives.

Program Management

The Compensation Committee has primary responsibility for the design and administration of the executive compensation program. It reviews the program throughout the year in light of changing organizational needs and operating conditions and changing trends in industry practice.

The Committee currently consists of three (3) directors, all of whom qualify as independent members of the Board: Harold A. Herr, Chairperson of the Committee, Stephanie S. Mitchell and A. Ross Myers.

Role of Executive Management in the Pay Decision Process

The Compensation Committee will regularly seek information about the performance levels of executives from the Chief Executive Officer and other officers. The Compensation Committee will also seek recommendations regarding performance targets and bonus awards for other executives from the Chief Executive Officer. The Compensation Committee weighs the information provided carefully, especially the recommendations of the Chief Executive Officer on decisions affecting subordinate executives, but ultimately makes its decisions and formulates recommendations independently. The performance of the Chief Executive Officer is reviewed and appraised by the Compensation Committee in the Chief Executive Officer's absence.

Role of Compensation Consultant

In evaluating program effectiveness, the Compensation Committee chose and engaged the services of an outside consultant, Strategic Compensation Planning, Inc. The Compensation Committee assigned the consultant the task of reviewing survey reports on the compensation practice within the corporation's industry group, focusing on pay levels and practices among a selected group of community banking and diversified financial services institutions based in the Mid-Atlantic Region and Northeast Region and having between $1.9 billion and $6.3 billion of assets and which are identified below in Benchmarking: The Basis for Defining Competitive Compensation Levels and Practices.

The consultant's analysis and assessment relied heavily upon compensation program and practice information obtained from the target organizations' proxy statements. The review covered all aspects of executive compensation programming: base salary levels, annual, intermediate and long-term incentive practices, as well as use of special benefits and perquisites and employment arrangements of the selected peer group and the corporation.

Generally, the consultant found that the corporation's executive compensation program structure was sound and consistent with the practices of the selected peer group studied. Salary levels among the corporation's executives were in the competitive range but lagging slightly against industry practice trends. Incentive award opportunities were also competitive when measured against the selected peer group but lagging in award opportunities among the best performing institutions in the selected peer group.

Benchmarking: The Basis for Defining Competitive Compensation Levels and Practices

For the 2008 program planning review, the outside consultant reviewed executive compensation information from the following institutions in Delaware, Maryland, New Jersey, New York, Ohio and Pennsylvania:

Community Banks, Inc.	National Penn Bancshares	Provident Financial Services
F.N.B. Corporation	Park National Corp	Sandy Spring Bancorp
Investors Bancorp, Inc.	Partners Trust Financial	Sun Bancorp, Inc.
NBT Bancorp	Provident Bankshares Corp	Univest Corp of PA

The results of the consultant's review were submitted to the Compensation Committee for its consideration in assessing the corporation's program structure and practices.

Program Review and Pay Decision Process

Starting in the early Fall of a calendar year and usually continuing through January of the following year, the Compensation Committee (1) receives information on current executive compensation levels from the outside consultant (as identified above) and (2) conducts a comprehensive review of the corporation's program structure and provisions. During this process, the Compensation Committee determines (1) if the content and structure of the corporation's program is still competitive, (2) if the current provisions remain consistent with the corporation's overall pay philosophy, and (3) if the program continues to support achievement of business objectives. Using this information, the Compensation Committee will examine the current compensation and benefit levels of the named executive officers in light of their continuing or changing roles in the business, the assessments of their individual performances, and industry practice trends.

The Compensation Committee does not currently use a comprehensive "tally sheet" in assessing an individual executive's total compensation and considering increases and/or performance awards for individual executives. It does have available, however, needed information on the named executive officers' current pay levels and award opportunities as well as information regarding current benefit provisions, severance commitments and contractual arrangements. It does examine current compensation levels and recent performance and incentive awards earned when considering further salary adjustments and incentive awards, including equity grants. At the conclusion of this process the Compensation Committee establishes individual and executive compensation proposals and recommendations for the Board of Directors.

The recommendations are presented to the full Board of Directors for consideration, usually in January of the new calendar year. As incentive awards for the year ending are calculated, the Compensation Committee works with the Chief Executive Officer to construct executive performance plans for the next calendar year (the new fiscal year) using the previous year's incentive goals as the basis for the following year's incentive goals adjusted accordingly.

The Compensation Committee is called upon to consider pay related decisions throughout the calendar year as executives are reassigned or promoted and new executives join the organization. In these instances, the Compensation Committee will review all aspects of the executive's compensation including base salary level, annual incentive opportunities, longer-term incentive awards, participation in special benefit plans, and employment contract provisions, if applicable.

Program Components

There are six (6) elements in the current executive compensation program:

Base Salary

Base salary opportunities are set at the median level of industry practice for comparable jobs in similar community banking and financial service organizations. The Committee uses the median benchmarks for comparable positions from the selected peer group, referenced under Benchmarking above, as the primary factor in determining salary for individual and executive compensation. We believe the median represents the competitive baseline that must be paid in order to attract competent executives. Within the defined competitive range identified as plus or minus twenty percent of the median range identified through Benchmarking, an executive's salary level is based initially on his/her qualifications for the assignment and experience in similar level and type roles.

Ongoing salary adjustments reflect the individual's overall performance of the job against organization expectations and may also reflect changes in industry practices and are determined based upon the Compensation Committee's experience and business judgment. The Compensation Committee recognizes that salary levels among incumbent executives, all of whom have extensive experience in the banking industry, tend to be in the low to middle part of the salary ranges established for their positions through Benchmarking. This practice is consistent with the corporation's long-held approach of providing more emphasis on performance-based variable pay in the overall compensation "mix". While it recognizes the need to be competitive in all aspects of executive compensation, the Compensation Committee strives to maintain a more leveraged approach in structuring compensation programs for executives: adequate fixed compensation and better than typical performance-based variable pay opportunities.

Discretionary Bonus

The Compensation Committee retains the authority to recommend to the Board of Directors that named executive officers, executives, or all employees receive a discretionary bonus. The Compensation Committee bases its recommendation upon employee performance in general as well as their individual business judgment.

Benefits

Executives participate in the corporation's qualified health & welfare and pension (including pension plan and 401(k)) benefits program on the same terms and conditions as all other employees of the corporation. Health & welfare benefit programs and pension benefit programs are expected by all employees and are the minimum of which must be offered to attract most employees. Because benefit plans are standard throughout most industries, the costs of providing such plans are not taken into consideration in determining the other components of executive compensation.

Annual Performance Incentives

The annual performance incentive award plan provides participating executives with opportunities to earn additional cash compensation in a given year when corporate and business unit operating results and individual performance contributions meet or exceed established thresholds of acceptable achievement. We believe that by providing this incentive, we are creating long-term shareholder value.

For the year 2007, the Compensation Committee approved the following target bonuses for the named executive officers:

Named Executive Officer	*Target Bonus Percent of Base Salary*
Paul D. Geraghty	60
Demetra M. Takes	50
Michael B. High	45
George S. Rapp	40
Lewis C. Cyr	50

For 2007, each executive's annual incentive opportunity was based on attainment of a corporate performance objective, growth in core earning. For 2007, the threshold percentage was 7% with the target being 10%. As the corporation did not meet these objectives, no bonus was paid under this portion of the annual performance incentive award plan.

The remainder of the executives' annual incentive opportunities was based on achievement of selected goals in their respective areas of responsibility. Annual work goals, performance standards and other related conditions for earning incentive awards are approved by the Board of Directors. If an executive did not meet the target, the incentive was not paid.

A review of annual incentive award opportunities by the compensation consultant and the Compensation Committee, however, revealed an inconsistency with the corporation's strategic objective of returning to the top tier of high performing community banks listed under Benchmarking. The Compensation Committee determined that the current schedule of incentive award opportunities, coupled with a conservative salary practice, will not provide executives with commensurate total annual cash compensation when they deliver top tier results for shareholders. The Compensation Committee is reviewing the 2008 incentive award schedule and will likely recommend modifications to this aspect of the program during the first quarter of 2008. The Committee believes that the reward opportunity for executives should match the performance expectations of the corporation. Top performance warrants top level rewards.

Equity Grant Plans

Currently, the corporation has a 1993 Stock Incentive Plan, 1998 Stock Incentive Plan, a 2004 Omnibus Stock Incentive Plan and a Stock Bonus Plan. For more information on the specific details of each Equity Incentive Plan, see Equity Compensation Plan Information.

The Compensation Committee recommends to the Board and the Board authorizes the awarding of stock options and/or restricted stock to executives and certain employees. The equity grant plans are established to focus the executive's efforts on the strategic directions and goals of the business and to reward them for their successes in these areas. These awards are designed to provide incentives for long-term positive performance by the executives and to align their financial interests with those of our stockholders by providing the opportunity to participate in any appreciation in the stock price of our common stock which may occur after the date of grant of stock options.

There is a service time vesting schedule associated with all options which encourages the executive to remain with the corporation. The options, if not exercised, are forfeited upon being terminated for cause; therefore, we do not reward an executive whose conduct has risen to the level of being terminated for cause.

Where restricted stock is granted to executives, the corporation typically will use performance based vesting requirements, i.e. the corporation or the individual must achieve certain results in order for the grant to vest, which requirements have not yet been determined. Failure to achieve stated vested requirements within expected time frames will result in loss (forfeiture) of the grant. No restricted stock was awarded in 2007.

Continuing studies of longer-term incentive award practices provided to the Compensation Committee by the compensation consultant suggest that the corporation should shift its award practice from use of time vested stock options to performance-based restricted stock grants. The Compensation Committee believes that the use of restricted stock will be perceived positively by executives and will allow them to achieve tangible recognition for achievements within their direct control. After beginning its review in 2007, the Compensation Committee is initiating a three year performance plan, which is associated with the 2004 Omnibus Plan, for a number of executives, including the Named Executive Officers, in early 2008. The plan provides an opportunity for participants to earn corporation stock, but only if the executives are successful in growing the corporation's core earnings and producing a Return on Equity in line with Board expectations. The combination of the increase in the size of annual incentive opportunities and a performance-based restricted stock plan will maintain a healthy, results based total rewards program for executives.

The timing of grants is not tied to the release of negative or positive material information about the corporation. Past recommendations are not made on a set or regular schedule, and the corporation does not have a policy of making awards on a set or regular schedule or at specific times a year. The corporation has not established a policy regarding executive ownership of corporation stock and/or retention guidelines applicable to equity awards to executives.

Nonqualified Benefits and Perquisites

Some Named Executive Officers participate in a nonqualified retirement income benefit plan that supplements benefits from the corporation's qualified pension and 401(k) plans for all employees. The supplemental plan is designed to make-up benefits lost under the qualified plans because of the Federal restrictions on pension plans and is used to encourage longevity with executives. In some instances, the benefit is vested over service time, but for most executives today, the benefit is contingent on active employment with the corporation at the time of retirement.

Named Executive Officers are provided with a car allowance and Mr. Geraghty and Ms. Takes are provided company vehicles. Provision of a company vehicle and for car allowance is standard in the financial services industry as the Named Executive Officers frequently meet clients and business associates offsite.

Employment Contracts and Change of Control Agreements

In line with current banking industry norms and as most top banking executives require an employment contract as a condition of employment; our top executives are employed under formal contracts which define their roles in the business and the terms and conditions under which they are compensated during and after employment with the corporation. The Compensation Committee only awards contracts when it determines that it is desirable for the corporation to obtain a measure of assurance as to the executive's continued employment in light of prevailing market competition and in light of past practices of the corporation with respect to similarly situated employees.

The contracts are designed to compensate the executive if the executive is terminated without cause, is terminated after a change of control, or terminates employment for good reason. The contracts give the executive the security of knowing that if he or she is terminated in one of those scenarios that the executive will receive some form of compensation during the transition phase from working for the corporation to finding another position. In addition, the contracts contain a noncompetition provision, whereby the executive is not allowed to compete with the corporation or solicit customers of the corporation for a specific period of time. Frequently, the time period in which the executive receives compensation is the same time period that the noncompetition provision is in effect.

The contracts contain change of control provisions whereby the executive is compensated upon a termination after a change of control in order to ensure that decisions regarding potential change of controls are made in the best interests of the shareholders and that personal concerns regarding subsequent employment are minimized.

Tax Gross-up Provision. None of the named executive officers have a tax gross-up provision in their respective employment contracts. In the event that severance payments exceed the deduction limits under IRS Code Section 4999, the company may reduce the payments to the executive by an amount necessary to avoid the excise tax.

Difference in Compensation among the Named Executive Officers

The named executive officers receive base salaries commensurate with their positions and responsibilities and with the executive's past performance.

Generally, the employment contracts entered into between the corporation and the top executives are similar in form to each other in an effort to be consistent and fair among the top executives with the differences among the amount of compensation being attributed to the differences among the responsibilities of the positions or negotiations between the parties at the time of hire.

However, the employment contract entered into between the corporation and the Chief Executive Officer of the corporation is somewhat different from the others to reflect his past experience and to incorporate specific incentives offered to him through his contract negotiations. The Chief Executive Officer received stock options upon the signing of his agreement which will vest upon the stock price of the corporation reaching a particular price over a period of thirty (30) consecutive days. This benefit awarded to the Chief Executive Officer will encourage him to perform in such a manner that will benefit the shareholders as his interests are now aligned with theirs.

Furthermore, the structure of Chief Executive Officer's payments upon a change of control differ from the other named executive officers in that the payment is structured to give the Chief Executive Officer two times his base salary if the change of control occurs prior to the second anniversary of his agreement and two times his base salary plus highest bonus if the change of control occurs after the second anniversary of his agreement. The Chief Executive Officer is in the position to most directly influence whether or not a change of control occurs. Therefore, it was incumbent upon the Compensation Committee to structure the arrangement such that the Chief Executive Officer's fears of being terminated upon a change of control were balanced with the Compensation Committee's desire not to give him an incentive to effectuate a change of control if it was not in the best interests of the corporation.

The differences in the SERP payments available to the named executive officers upon retirement age vary depending upon the executive's monthly compensation and other negotiated terms between the parties.

While most of the differences in the employment agreements are a result of the time of hire or promotion, the Compensation Committee is concerned that some may detract from the corporation's goal of providing internally equitable compensation for all of its executives. It continues to review the employment agreements and will strive for greater consistency as current contracts reach their renewal dates and contracts are initiated with new hires.

Recent Actions: First Quarter 2008

Base salaries were not increased in the first quarter of 2008 as is typically done, but may be reviewed later in 2008 by the Compensation Committee based on the organization's progress toward 2008 performance goals.

Status of the Program and Likely Practices Going Forward

The structure of the corporation's executive compensation program is expected to remain the same during 2008. There are, however, several changes and enhancements that are expected to take place during the year:

1. ***Rollout of the Intermediate-term Incentive Plan.*** In lieu of stock options grants, the corporation intends to initiate a performance-based restricted stock plan, which would be part of the 2004 Omnibus Stock Incentive Plan, for selected key contributors, including the Named Executive Officers. Under this plan,

each participant has an opportunity to earn shares of the corporation stock based on the corporation's attainment of ROE and Core Earnings Growth goals, which have yet to be determined, over the three year period, 2008-2010. Should the corporation fail to achieve at least threshold level performance, the entire grant will be forfeited. If the corporation exceeds the target goals, the named executive officer will earn additional shares of the corporation stock. Participants will be required to hold at least 50% of the stock earned under this plan for a period of three (3) years.

2. ***Increase in Annual Incentive Award Opportunities***. The corporation strives for performance comparable to the best performing institutions in the Mid-Atlantic Region, which it has identified under Benchmarking, but its annual incentive award plan was only designed to provide median level rewards for executives. In 2008, the Compensation Committee has agreed to review the annual incentive award schedule for executives and revise it, as appropriate, to provide rewards consistent with "best in class" performance, which it determines by looking at the performance of executives at the best performing institutions in the Mid-Atlantic Region and Northeast Regions and the compensation afforded to their executives.

3. ***Stock Ownership Guidelines***. The Compensation Committee will consider adopting stock ownership guidelines for named executives and other key contributors to the business. Although not adopted, the Compensation Committee is currently considering requiring all employees in the positions of executive vice presidents and above to hold at least one year's salary in corporation stock.

The Compensation Committee will continue to monitor practice changes and trends in the financial services and community banking industries throughout the year and will conduct a comprehensive assessment of the corporation again in the Fall, 2008.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement.

Compensation Committee
Harold A. Herr, Chairman
Stephanie S. Mitchell
A. Ross Myers

Compensation Committee Interlocks and Insider Participation

During 2007, no current or former officer or employee of the corporation or of any of its banking subsidiaries served on the Compensation Committee. In addition, none of the members of the committee had any relationship with the corporation or any of its subsidiaries that would require disclosure under Item 404 of the Securities and Exchange Commission's Regulation S-K relating to insider transactions and indebtedness of management.

Executive Compensation

The following table shows compensation to the current Chief Executive Officer, the prior Chief Executive Officer, the Chief Financial Officer, the other three most highly compensated executive officers who were serving as executive officers at the end of 2007 and whose total annual compensation exceeded $100,000 in 2007, and one additional individual, John W. Eisele, who would have been among the three other highest paid executive officers had he been serving as an executive officer at December 31, 2007. These were our "named executive officers" for 2007.

Summary Compensation Table

Name & Principal Position	*Year*	*Salary $*	*Bonus (1) $*	*Option/ SAR Awards $*	*Change in Pension Value and Non-qualified Deferred Compensation Earnings $*	*All Other Compensation (8) $*	*Total Compensation $*
Paul D. Geraghty President & CEO	2007	$154,327	$0	$21,212 (2)	$0	$670	$176,209
Demetra M. Takes Interim President & CEO, & President & CEO Harleysville National Bank	2007 2006	$377,460 $295,200	$0 $80,728	$33,591 (3) $33,404 (3)	$170,232 $124,986	$5,516 $8,485	$586,799 $542,803
George S. Rapp Executive Vice President & CFO	2007 2006	$187,250 $171,192	$0 $40,444	$6,437 (4) $7,719 (4)	$24,549 $17,289	$10,703 $9,017	$228,939 $245,661
Michael B. High Executive Vice President & COO	2007 2006	$296,100 $282,000	$0 $71,381	$39,426 (5) $39,132 (5)	$133,122 $112,495	$10,478 $14,608	$479,126 $519,616
Lewis C. Cyr Executive Vice President & CLO	2007	$185,400	$0	$7,073 (6)	$0	$6,383	$198,856
John W. Eisele Former Executive Vice President Former President, Millennium Wealth Management & Private Banking	2007 2006	$141,006 $241,771	$0 $73,528	-0- -0-	$0 (7) $42,117	$208,712 $11,722	$349,718 $369,138

(1) No bonuses were paid for services performed in 2007. Cash bonus earned in 2006; paid in first quarter 2007.

(2) Represents the value of equity compensation awarded to Mr. Geraghty in 2007. 25,000 options granted 7/23/2007, special vesting as follows: within 5 years from date of grant, 12,500 options will vest when the corporation's stock price equals or exceeds $20/share for 30 consecutive trading days; and 12,500 will vest when the corporation's stock price equals or exceeds $22.50/share for 30 consecutive days. FAS 123(R) value = $3.08. Refer to 2007 Form 10-K, Item 8, footnote #14 regarding stock-based compensation.

(3) Represents the value of equity compensation awarded to Ms. Takes prior to 2007, with service periods extending into 2007, and recognized for financial reporting purposes in each respective year: 6,945 options granted 12/30/2003, 5-year vesting, FAS 123(R) value = $7.4941; 8,269 options granted 12/30/2004, 5-year vesting, FAS 123(R) value = $6.7192; and, 10,762 options granted 12/8/2005, 5-year vesting, FAS 123(R) value = $5.6104. Refer to 2007 Form 10-K, Item 8, footnote #14 regarding stock-based compensation.

(4) Represents the value of equity compensation awarded to Mr. Rapp prior to 2007, with service periods extending into 2007, and recognized for financial reporting purposes in each respective year: 2,205 options granted 5/18/2005, 5-year vesting, FAS 123(R) value = $5.2451; and, 3,675 options granted 12/8/2005, 5-year vesting, FAS 123(R) value = $5.6104. Refer to 2007 Form 10-K, Item 8, footnote #14 regarding stock-based compensation.

(5) Represents the value of equity compensation awarded to Mr. High prior to 2007, with service periods extending into 2007, and recognized for financial reporting purposes in each respective year: 11,576 options granted 2/23/2004, 5-year vesting, FAS 123(R) value = $6.6316; 8,269 options granted 12/30/2004, 5-year vesting, FAS 123(R) value = $6.7192; and, 11,550

options granted 12/8/2005, 5-year vesting, FAS 123(R) value = $5.6104. Refer to 2007 Form 10-K, Item 8, footnote #14 regarding stock-based compensation.

(6) Represents the value of equity compensation awarded to Mr. Cyr prior to 2007, with service periods extending into 2007, and recognized for financial reporting purposes in each respective year; 6,300 options granted 7/10/2006, 5-year vesting, FAS 123(R) value = $5.6268. Refer to 2007 Form 10-K, Item 8, footnote #14 regarding stock-based compensation.

(7) The value of Mr. Eisele's pension is included in the contract payout shown in footnote #8.

(8) All Other Compensation

Name	*Year*	*Car Allowance (a) ($)*	*Country Club Membership ($)*	*Harleysville's 401(k) Plan Contribution ($)*	*Exec-u-care Health Benefit Plan(b) ($)*	*Contract Payouts (c) ($)*
P. Geraghty	2007	$ 670	$0*(d)*	--	--	--
D. Takes	2007	n/a	--	$5,516	--	--
	2006	n/a	--	$6,600	$1,885	--
G. Rapp	2007	$5,086	--	$5,617	--	--
	2006	$3,881	--	$5,136	--	--
M. High	2007	$4,937	--	$5,541	--	--
	2006	$3,469	$4,539	$6,600	--	--
L. Cyr	2007	$2,105	--	$4,278	--	--
J. Eisele	2007	$2,581	--	$5,632	$12,203*(e)*	$188,296
	2006	$5,122	--	$6,600	--	--

(a) Taxable benefit calculation of personal use of company provided vehicle or car allowance, applicable.

(b) The Exec-u-care Health Benefit Plan was discontinued in 2007.

(c) Mr. Eisele's payment on termination of employment pursuant to the terms of either employment and/or severance agreements include, salary -$127,076, and pension payout - $61,220.

(d) While Mr. Geraghty is entitled to country club membership, under terms of his employment agreement, he chooses not to accept the provision at this time.

(e) The value of benefits paid to or on behalf of Mr. Eisele includes the value of insurance and a medical plan payment paid directly to COBRA.

Grants of Plan-Based Awards

The table below shows equity-based awards granted to named executive officers during the fiscal year ended December 31, 2007 or during 2008 prior to the date of this Proxy Statement.

Grants of Plan-Based Awards Table

Name	*Grant date*	*All other option awards: number of securities Underlying options (#)*	*Exercise or base price of option awards ($/Sh)*	*Grant date fair value of stock and option awards*
P. Geraghty	7/23/2007	25,000 (1)	$14.49	$77,000
D. Takes	--	--	--	--
G. Rapp	--	--	--	--
M. High	--	--	--	--
L. Cyr	--	--	--	--
J. Eisele	--	--	--	--

(1) Mr. Geraghty's options are subject to special vesting parameters based on the market price of Harleysville common stock, as follows: within 5 years from date of grant, 12,500 options will vest when the corporation's stock price equals or exceeds $20/share for 30 consecutive trading days; and 12,500 will vest when the corporation's stock price equals or exceeds $22.50/share for 30 consecutive days.

Option Exercises and Stock Vested

No options were exercised by named executive officers during 2007. No restricted stock, stock appreciation rights or other equity-based awards have been granted to any named executive officers.

Outstanding Equity Awards

The following table shows information about outstanding equity awards held by named executive officers at December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

Option Awards				
Name	*Number of Securities Underlying Unexercised Options (#) Exercisable*	*Number of Securities Underlying Unexercised Options (#) Unexercisable*	*Option Exercise Price ($)*	*Option Expiration Date*
Paul D. Geraghty	-0- (1)	25,000	$14.49	07/23/2017
Demetra M. Takes	5,556 (2)	1,389	$27.37	12/30/2013
	4,961 (3)	3,308	$24.54	12/30/2014
	4,305 (4)	6,457	$20.10	12/08/2015
George S. Rapp	882 (5)	1,323	$19.54	05/18/2015
	1,470 (4)	2,205	$20.10	12/08/2015
Michael B. High	6,945 (6)	4,631	$24.22	02/23/2014
	4,961 (3)	3,308	$24.54	12/30/2014
	4,620 (4)	6,930	$20.10	12/08/2015
Lewis C. Cyr	1,260 (7)	5,040	$19.43	07/10/2016
John W. Eisele	-0-	-0-	-0-	--

(1) Incentive stock option granted July 23, 2007, subject to ISO limitation under Section 422(d) of the Internal Revenue Code. Special vesting: within 5 years from date of grant, 12,500 options will vest when the corporation's stock price equals or exceeds $20/share for 30 consecutive trading days; and 12,500 will vest when the corporation's stock price equals or exceeds $22.50/share for 30 consecutive days.

(2) Incentive stock option granted December 30, 2003, vesting in 5 equal annual installments on the anniversary of grant, subject to ISO limitation under Section 422(d) of the Internal Revenue Code.

(3) Incentive stock option granted December 30, 2004, vesting in 5 equal annual installments on the anniversary of grant, subject to ISO limitation under Section 422(d) of the Internal Revenue Code.

(4) Incentive stock option granted December 8, 2005, vesting in 5 equal annual installments on the anniversary of grant, subject to ISO limitation under Section 422(d) of the Internal Revenue Code.

(5) Incentive stock option granted May 18, 2005, vesting in 5 equal annual installments on the anniversary of grant, subject to ISO limitation under Section 422(d) of the Internal Revenue Code.

(6) Incentive stock option granted February 23, 2004, vesting in 5 equal annual installments on the anniversary of grant, subject to ISO limitation under Section 422(d) of the Internal Revenue Code.

(7) Incentive stock option granted July 10, 2006, vesting in 5 equal annual installments on the anniversary of grant, subject to limitation under Section 422(d) of the Internal Revenue Code.

Pension Benefits

The following table shows information about retirement payments and benefits for named executive officers as of December 31, 2007.

Pension Benefits

Name	*Plan Name*	*Number of Years Credited Service (#)*	*Present Value of Accumulated Benefit ($)*	*Payments During Last Fiscal Year ($)*
Paul D. Geraghty	HNC Pension Plan	--	-0-	-0-
	Supplemental Employee Retirement Plan	--	-0-	-0-
Demetra M. Takes	HNC Pension Plan	25	$469,672	-0-
	Supplemental Employee Retirement Plan	--	$879,956	-0-
George S. Rapp	HNC Pension Plan	3	$ 41,838	-0-
	Supplemental Employee Retirement Plan	--	-0-	-0-
Michael B. High	HNC Pension Plan	4	$ 85,139	-0-
	Supplemental Employee Retirement Plan	--	$254,259	-0-
Lewis C. Cyr	HNC Pension Plan	--	-0-	-0-
	Supplemental Employee Retirement Plan	--	-0-	-0-
John W. Eisele	HNC Pension Plan	2	-0-	$61,220
	Supplemental Employee Retirement Plan	--	-0-	-0-

Pension Plan. The corporation is in the process of eliminating a non-contributory funded pension plan for all employees of its subsidiaries over age 21, who have completed 1 year of service and who work a minimum of 1000 hours in the year. Annual benefits to eligible retired employees at age 65 or, if later, the 5th anniversary of the first day of the plan year in which they began to participate in the plan, are provided according to the following formula:

The product of (A) and (B), where

(A) is the sum of:
- (i) .65% of average compensation, plus
- (ii) .60%, (.56% or .52% for participants whose social security retirement age is 66 or 67, respectively) of average compensation above the covered compensation level of an individual attaining the social security retirement age in the current plan year; and

(B) is the participant's years of service as of his normal retirement date, but not in excess of 25 years.

Covered compensation is a 35-year average of the current and prior Social Security Taxable Wage Bases. Average compensation is the average of the highest 5 consecutive salaries, excluding bonuses, during the last 10 years of employment. Compensation for pension purposes is limited to $225,000 (for calendar year 2006 the compensation limit was $220,000; for calendar year 2005 the compensation limit was $210,000; for 2004 the compensation limit was $205,000; and for 2003 the compensation limit was $200,000) as required under federal pension law. Total contributions by Harleysville National Bank to the pension plan for the years ending December 31, 2007, 2006, and 2005, were $1,250,000, $1,250,000 and $1,500,000, respectively. As of December 31, 2007, all pension plan accruals were frozen.

Supplemental Executive Retirement Plan. Harleysville Management Services maintains a Supplemental Executive Retirement Plan for certain officers and key employees. The plan provides for payment to the covered employee of an annual supplemental retirement benefit of up to 50% of their average annual compensation upon retirement, offset by 50% of the employee's social security retirement income, defined pension benefit, and projected income from the employer's 401(k) matching contributions. There is a lifetime payout in retirement benefits with a minimum payout of 10 years. There is a pre-retirement death benefit, payable for 10 years, of 100% of the average annual compensation for the first year, and up to 50% of the average annual compensation for the next 9 years.

Non-Qualified Deferred Compensation

None of the named executive officers received any nonqualified deferred compensation during 2007.

401(k) Plan

The corporation maintains a 401(k) plan. It is a tax-exempt profit-sharing plan, qualified under section 401(a) of the Internal Revenue Code. All employees are eligible to participate on the first day of the calendar quarter following 3 months of service, if they are 21 years of age. They may contribute a maximum (up to IRS dollar limits) of their salary on a pre-tax basis, with a 50% employer match, up to a maximum of 3% of salary. The plan assets, which include the corporation's stock and other investment options, are managed by an independent investment manager. Distributions are made upon normal retirement at age 65, early retirement at age 55 with a minimum of 15 years of service, or upon disability, death, termination or hardship. A participant may elect distributions in a lump sum or in installments.

Potential Payments Upon Termination Or Change In Control

Payments under each executive's contract as detailed below would be triggered by termination of executive's employment for cause (misconduct for example), good reason, disability, death, voluntary separation absent good reason (as in the case of retirement), involuntary termination absent cause (as in the case of poor performance), and also in the event of a change in control. Good reason is defined as (i) the assignment of duties and responsibilities inconsistent with executive's contracted position, (ii) a reduction in salary or benefits, or (iii) a reassignment that requires executive to move his/her principal office more than 50 miles from the corporation's principal office. The Compensation Committee of the Board shall confirm the reason for separation. All payments are contingent upon the execution of a release, and may be made by either lump sum or monthly installment, except for pension payments which shall be made according to the executive's election under the pension plan.

Post-termination, each executive is prohibited from competing directly or indirectly with the corporation for a period of 1 year, or two years depending on the contract, within a non-competition area that includes all counties in which the corporation is located, or any county contiguous to such a county, including contiguous counties located outside of the Commonwealth of Pennsylvania. Each executive is also prohibited from soliciting corporation customers or employees, and from disclosing confidential or privileged information obtained in the course of employment with the corporation. Each executive acknowledges that all work product belongs to the corporation, and agrees to return any company property or documents obtained in the course of employment with the corporation. Both the corporation and each executive agree to the use of arbitration as the means for resolving contract disputes other than those concerning these restrictions and acknowledgements, which may be litigated.

The following table shows the potential payments and benefits payable to **Paul D. Geraghty**, the corporation's President and Chief Executive Officer, upon a separation of employment under terms of his employment agreement, assuming the event giving rise to such payment occurred on December 31, 2007.

	Reason for Separation						
Form of Compensation	*Death(1)*	*Disability(2)*	*Cause*	*Good Reason*	*Voluntary, absent Good Reason*	*Change in Control*	*Other Involuntary*
Salary/Severance	$0	$172,500	$0	$375,000	$0	$750,000	$375,000
Value of Employee Benefits							
Medical	$0	$11,668	$0	$11,668	$0	$23,336	$11,668
Dental	$0	$1,148	$0	$1,148	$0	$2,296	$1,148
Life	$0	$960	$0	$960	$0	$1,920	$960
Disability	$0	$0	$0	$444	$0	$888	$444
Vision	$0	$0	$0	$0	$0	$0	$0
401(k) Match	$0	$3,750	$0	$3,750	$0	$7,500	$3,750
Pension Plan (3)	$0	$0	$0	$0	$0	$0	$0
SERP (4)	$0	$0	$0	$0	$0	$0	$0
Equity (5)							
Vested Stock Options	$0	$0	$0	$0	$0	$0	$0
Unexercisable Stock Options	$0(a)	$0(a)	$0	$0(b)	$0(b)	$2,000(c)	$0(b)

(1) Does not include the proceeds from any employer-paid life insurance policies.
(2) Disability salary payment is 70% times base salary, offset by amounts payable under any disability plan, calculated as follows:

70% x Good Reason amount, minus 9 months only of base salary x 60% (disability plan has a 3 month elimination period). The long term disability benefit is capped at $10,000 per month, so salaries over $200,000 are capped.

(3) Present value of accumulated benefit under the corporation's pension plan as of December 31, 2007, payable at normal retirement, age 65.

(4) Under executive's employment agreement, the corporation shall enter into a Supplemental Executive Retirement Plan with executive, but the agreement has not yet been executed. Subject to the terms of the anticipated plan, the executive shall not vest in any benefit for the first five years of service, and then 20% per year for the next five years of service. Upon age 65, Mr. Geraghty will receive a retirement benefit equal to 60% of the sum of (i) his previous year's annual base salary and (ii) an average of the last three years' bonuses reduced by any qualified retirement or Social Security benefits, and continuing for fifteen (15) years.

(5) Based on the closing price of Harleysville National Corporation common stock as of December 31, 2007, $14.57.

a. Vesting of stock options does not accelerate upon death or disability. The optionee or the optionee's estate, as applicable, may exercise the vested portion of any outstanding awards for a period of one-year from the date of disability or death, as applicable, of the optionee. As of December 31, 2007, Mr. Geraghty had no vested options.

b. Vesting of stock options does not accelerate for any reason, except change in control. In the case of normal retirement, the optionee may exercise the vested portion of any outstanding awards for a period of 3 months from the date of retirement. As of December 31, 2007, Mr. Geraghty had no vested options.

c. Upon change in control, vesting accelerates and all outstanding options become immediately exercisable. As of December 31, 2007, the intrinsic value of all outstanding options, held by Mr. Geraghty, presumed to vest on such event was, $2,000.

In the event of a termination for good reason or involuntary termination absent cause, severance benefits to Mr. Geraghty equal one (1) times his then annual base salary plus continuation of basic health & welfare and retirement benefits for a period of twelve months. Under terms of Mr. Geraghty's employment agreement, "agreed compensation" equals his annual base salary. Payments for disability include 70% of agreed compensation, less amounts payable under any disability plan of the corporation, plus benefit continuation until the earliest of (i) return to work, (ii) attainment of age 65, or (iii) death. In the event of a termination related to a change of control, severance benefits are increased to 2.0 times his then annual base salary plus continuation of health & welfare benefits for a corresponding period of months. There is no provision for payment in the event of his death.

The following table shows the potential payments and benefits payable to **Demetra M. Takes**, the President and Chief Executive Officer of Harleysville National Bank, upon a separation of employment under terms of her employment agreement, assuming the event giving rise to such payment occurred on December 31, 2007.

	Reason for Separation						
Form of Compensation	***Death(1)***	***Disability(2)***	***Cause***	***Good Reason***	***Voluntary, absent Good Reason***	***Change in Control***	***Other Involuntary***
Salary/Severance(3)	$0	$126,972	$0	$309,960	$0	$619,920	$309,960
Value of Employee Benefits							
Medical	$0	$4,775	$0	$4,775	$0	$9,550	$4,775
Dental	$0	$335	$0	$335	$0	$670	$335
Life	$0	$960	$0	$960	$0	$1,920	$960
Disability	$0	$0	$0	$444	$0	$888	$444
Vision	$0	$60	$0	$60	$0	$120	$60
401(k) Match	$0	$0	$0	$6,750	$0	$13,500	$0
Pension Plan (4)	$234,836	$469,672	$469,672	$469,672	$469,672	$469,672	$469,672
SERP (5)	$346,717(a)	$0	$0	$141,396(b)	$0(c)	$141,396(d)	$0
Equity (6)							
Vested Stock Options	$0	$0	$0	$0	$0	$0	$0
Unexercisable Stock Options	$0(a)	$0(a)	$0	$0(b)	$0(b)	$0(c)	$0(b)

(1) Does not include the proceeds from any employer-paid life insurance policies.

(2) Disability salary payment is 70% times Agreed Compensation, offset by amounts payable under any disability plan, calculated as follows: 70% x Good Reason amount, minus 9 months only of base salary x 60% (disability plan has a 3 month elimination period). The long term disability benefit is capped at $10,000 per month, so salaries over $200,000 are capped.

(3) Salary/Severance for Ms. Takes does not include the stipend she received during the period she served as Interim Chief Executive Officer of the corporation.

(4) Present value of accumulated benefit under the corporation's pension plan as of December 31, 2007, payable at normal retirement, age 65.

(5) Under the corporation's Supplemental Executive Retirement Plan, the executive is entitled to monthly benefits as follows:

a. Death before retirement: Represents annualized first year benefit. The benefit is paid monthly to survivors in the amount of $28,893 per month for the first 12 months following executive's death; then $14,446 monthly from month 13 until the date that would have been the executive's 65th birthday, but not less than 120 months.

b. Good Reason: Represents annualized benefit. The benefit is paid monthly as follows: At age 65, the executive receives the deferred vested benefit amounting to $11,783 per month for life, but not less than 120 months.
c. Retirement: Not eligible at this time. Monthly retirement benefit is equal to 50% times 1/60th of Ms. Takes' total annual compensation (including salary, overtime and bonus) from the company for her last 5 consecutive full calendar years of employment immediately preceding her retirement at or after age 65, less ½ of her monthly social security benefit, less the monthly income from the company's defined benefit pension plan, and less the projected monthly retirement income derived from the company's matching contributions to her 401(k). If she dies before receiving a minimum of 120 monthly retirement payments, the remaining payments will be paid to her beneficiary.
d. Change in control – Represents annualized benefit. Ms. Takes would be entitled to a deferred vested retirement benefit amounting to $11,783 per month for life, but not less than 120 months. This benefit is payable when Ms. Takes reaches age 65 and calculated on compensation earned only while employed by the company. No benefits are payable if Ms. Takes voluntarily terminates her employment without Good Reason.

(6) Based on the closing price of Harleysville National Corporation common stock as of December 31, 2007, $14.57.
a. Vesting of stock options does not accelerate upon death or disability. The optionee or the optionee's estate, as applicable, may exercise the vested portion of any outstanding awards for a period of one-year from the date of disability or death, as applicable, of the optionee. As of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Ms. Takes was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.
b. Vesting of stock options does not accelerate for any reason, except change in control. In the case of normal retirement, the optionee may exercise the vested portion of any outstanding awards for a period of 3 months from the date of retirement. As of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Ms. Takes was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.
c. Upon change in control, vesting accelerates and all outstanding options become immediately exercisable. However, as of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Ms. Takes was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.

In the event of a termination for good reason or involuntary termination absent cause, severance benefits to Ms. Takes equal one (1) times annual agreed compensation ("agreed compensation for Ms. Takes equals the highest annual base salary under terms of her employment agreement") plus continuation of basic health & welfare and retirement benefits for a period of twelve months. Payments for disability include 70% of agreed compensation, less amounts payable under any disability plan of the corporation, plus benefit continuation until the earliest of (i) return to work, (ii) attainment of age 65, or (iii) death. In the event of a termination related to a change of control, severance benefits are increased to 2.0 times annual agreed compensation plus continuation of health & welfare benefits for a corresponding period of months. There is no provision for payment in the event of her death.

The following table shows the potential payments and benefits payable to **George S. Rapp**, Executive Vice President and Chief Financial Officer, upon a separation of employment under terms of his employment agreement, assuming the event giving rise to such payment occurred on December 31, 2007.

	Reason for Separation						
Form of Compensation	***Death(1)***	***Disability(2)***	***Cause***	***Good Reason***	***Voluntary, absent Good Reason***	***Change in Control***	***Other Involuntary***
Salary/Severance	$0	$46,817	$0	$187,250	$0	$374,500	$187,250
Value of Employee Benefits							
Medical	$0	$11,551	$0	$11,551	$0	$23,102	$11,551
Dental	$0	$706	$0	$706	$0	$1,412	$706
Life	$0	$719	$0	$719	$0	$1,438	$719
Disability	$0	$0	$0	$444	$0	$888	$444
Vision	$0	$126	$0	$126	$0	$252	$126
401(k) Match	$0	$0	$0	$0	$0	$0	$0
Pension Plan (3)	$20,919	$41,838	$41,838	$41,838	$41,838	$41,838	$41,838
SERP (4)	$0	$0	$0	$0	$0	$0	$0
Equity (5)							
Vested Stock Options	$0	$0	$0	$0	$0	$0	$0
Unexercisable Stock Options	$0(a)	$0(a)	$0	$0(b)	$0(b)	$0(c)	$0(b)

(1) Does not include the proceeds from any employer-paid life insurance policies.
(2) Disability salary payment is 70% times Agreed Compensation, offset by amounts payable under any disability plan, calculated as follows: 70% x Good Reason amount, minus 9 months only of base salary x 60% (disability plan has a 3 month elimination period). The long term disability benefit is capped at $10,000 per month, so salaries over $200,000 are capped.

(3) Present value of accumulated benefit under the corporation's pension plan as of December 31, 2007, payable at normal retirement, age 65.
(4) Currently not applicable to Mr. Rapp.
(5) Based on the closing price of Harleysville National Corporation common stock as of December 31, 2007, $14.57.
   a. Vesting of stock options does not accelerate upon death or disability. The optionee or the optionee's estate, as applicable, may exercise the vested portion of any outstanding awards for a period of one-year from the date of disability or death, as applicable, of the optionee. As of December 31, 2007, intrinsic value of all outstanding exercisable options held by Mr. Rapp was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.
   b. Vesting of stock options does not accelerate for any reason, except change in control. In the case of normal retirement, the optionee may exercise the vested portion of any outstanding awards for a period of 3 months from the date of retirement. As of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Mr. Rapp was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.
   c. Upon change in control, vesting accelerates and all outstanding options become immediately exercisable. However, as of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Mr. Rapp was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.

In the event of a termination for good reason or involuntary termination absent cause, severance benefits to Mr. Rapp equal 1 times annual agreed compensation ("agreed compensation for Mr. Rapp equals the highest annual base salary under terms of his employment agreement") plus continuation of basic health & welfare benefits for a period of twelve months. Payments for disability include 70% of agreed compensation, less amounts payable under any disability plan of the corporation, plus benefit continuation until the earliest of (i) return to work, (ii) attainment of age 65, or (iii) death; one year is illustrated. There is no provision for payment in the event of his death. In the event of a termination related to a change of control, severance benefits are increased to 2 times annual agreed compensation plus continuation of health & welfare benefits for a corresponding period of months.

The following table shows the potential payments and benefits payable to **Michael B. High**, Executive Vice President and Chief Operating Officer, upon a separation of employment under terms of his employment agreement, assuming the event giving rise to such payment occurred on December 31, 2007.

	Reason for Separation						
Form of Compensation	*Death(1)*	*Disability(2)*	*Cause*	*Good Reason*	*Voluntary, absent Good Reason*	*Change in Control*	*Other Involuntary*
Salary/Severance	$74,025	$167,237	$0	$367,481	$0	$1,098,768	$367,481
Value of Employee Benefits							
Medical	$0	$14,768	$0	$14,768	$0	$44,304	$14,768
Dental	$0	$0	$0	$0	$0	$0	$0
Life	$0	$960	$0	$960	$0	$2,880	$960
Disability	$0	$0	$0	$444	$0	$1,332	$444
Vision	$0	$0	$0	$0	$0	$0	$0
401(k) Match	$0	$0	$0	$0	$0	$0	$0
Pension Plan (3)	$42,570	$85,139	$85,139	$85,139	$85,139	$85,139	$85,139
SERP (4)	$262,696(a)	$0	$0	$0	$0(b)	$98,776(c)	$0(d)
Equity (5)							
Vested Stock Options	$0	$0	$0	$0	$0	$0	$0
Unexercisable Stock Options	$0(a)	$0(a)	$0	$0(b)	$0(b)	$0(c)	$0(b)

(1) Does not include the proceeds from any employer-paid life insurance policies.
(2) Disability salary payment is 70% times Agreed Compensation, offset by amounts payable under any disability plan, calculated as follows: 70% x Good Reason amount, minus 9 months only of base salary x 60% (disability plan has a 3 month elimination period). The long term disability benefit is capped at $10,000 per month, so salaries over $200,000 are capped.
(3) Present value of accumulated benefit under the corporation's pension plan as of December 31, 2007, payable at normal retirement, age 65.
(4) Under the corporation's Supplemental Executive Retirement Plan, the executive is entitled to monthly benefits as follows:
   a. Death before retirement: Represents annualized first year benefit. The benefit is paid monthly to survivors in the amount of $21,891 per month for the first 12 months following executive's death; then $7,662 monthly from month 13 until the date that would have been the executive's 65th birthday, but not less than 120 months.
   b. Retirement: Benefit is contingent upon completion of 5 years of employment. Monthly retirement benefit is equal to 35% times 1/60th of Mr. High's total annual compensation (including salary, overtime and bonus) from the company for his last 5 consecutive full calendar years of employment immediately preceding his retirement at or after age 65, less ½ of his monthly social security benefit, less the monthly income from the company's defined benefit pension plan, and less the projected monthly retirement

income derived from the company's matching contributions to his 401(k). If he dies before receiving a minimum of 120 monthly retirement payments, the remaining payments will be paid to his beneficiary.

c. Change in control – Represents annualized benefit. Mr. High would be entitled to a deferred vested monthly retirement benefit amounting to $8,231 per month for life, but not less than 120 months. This benefit is payable when Mr. High reaches age 65 and calculated on compensation earned only while employed by the company.

d. Other Involuntary – If Mr. High's employment is terminated after 5 years of employment but prior to age 65, he would be entitled to a retirement benefit at an accrued rate of 3.5% of his average monthly compensation per years of service.

(5) Based on the closing price of Harleysville National Corporation common stock as of December 31, 2007, $14.57.

a. Vesting of stock options does not accelerate upon death or disability. The optionee or the optionee's estate, as applicable, may exercise the vested portion of any outstanding awards for a period of one-year from the date of disability or death, as applicable, of the optionee. As of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Mr. High was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.

b. Vesting of stock options does not accelerate for any reason, except change in control. In the case of normal retirement, the optionee may exercise the vested portion of any outstanding awards for a period of 3 months from the date of retirement. As of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Mr. High was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.

c. Upon change in control, vesting accelerates and all outstanding options become immediately exercisable. However, as of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Mr. High was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.

In the event of a termination for good reason or involuntary termination absent cause, severance benefits to Mr. High equals 1 time annual agreed compensation ("agreed compensation for Mr. High equals the highest annual base salary under terms of his employment agreement plus the highest annual incentive bonus paid to Mr. High during the previous two years") plus continuation of basic health & welfare benefits for a period of twelve months. Payments for disability include 70% of agreed compensation, less amounts payable under any disability plan of the corporation, plus benefit continuation until the earliest of (i) return to work, (ii) attainment of age 65, or (iii) death; one year is illustrated. In the event of his death, Mr. High's base salary will be paid through the end of the Employment Period. In the event of a termination related to a change of control, severance benefits are increased to 2.99 times annual agreed compensation plus continuation of health & welfare benefits for a corresponding period of months.

The following table shows the potential payments and benefits payable to **Lewis C. Cyr**, Executive Vice President and Chief Lending Officer, upon a separation of employment under terms of his employment agreement, assuming the event giving rise to such payment occurred on December 31, 2007.

	Reason for Separation						
Form of Compensation	***Death(1)***	***Disability(2)***	***Cause***	***Good Reason***	***Voluntary, absent Good Reason***	***Change in Control***	***Other Involuntary***
Salary/Severance	$0	$63,850	$0	$210,400	$0	$420,800	$210,400
Value of Employee Benefits							
Medical	$0	$14,768	$0	$14,768	$0	$29,536	$14,768
Dental	$0	$1,148	$0	$1,148	$0	$2,296	$1,148
Life	$0	$808	$0	$808	$0	$1,616	$808
Disability	$0	$0	$0	$444	$0	$888	$444
Vision	$0	$207	$0	$207	$0	$414	$207
401(k) Match	$0	$0	$C	$0	$0	$0	$0
Pension Plan (3)	$0	$0	$0	$0	$0	$0	$0
SERP (4)	$0	$0	$0	$0	$0	$0	$0
Equity (5)							
Vested Stock Options	$0	$0	$0	$0	$0	$0	$0
Unexercisable Stock Options	$0(a)	$0(a)	$0	$0(b)	$0(b)	$0(c)	$0(b)

(1) Does not include the proceeds from any employer-paid life insurance policies.

(2) Disability salary payment is 70% times Agreed Compensation, offset by amounts payable under any disability plan, calculated as follows: 70% x Good Reason amount, minus 9 months only of base salary x 60% (disability plan has a 3 month elimination period). The long term disability benefit is capped at $10,000 per month, so salaries over $200,000 are capped.

(3) Present value of accumulated benefit under the corporation's pension plan as of December 31, 2007, payable at normal retirement, age 65.

(4) Currently not applicable to Mr. Cyr.

(5) Based on the closing price of Harleysville National Corporation common stock as of December 31, 2007, $14.57.

a. Vesting of stock options does not accelerate upon death or disability. The optionee or the optionee's estate, as applicable, may exercise the vested portion of any outstanding awards for a period of one-year from the date of disability or death, as applicable, of the optionee. As of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Mr. Cyr was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.
b. Vesting of stock options does not accelerate for any reason, except change in control. In the case of normal retirement, the optionee may exercise the vested portion of any outstanding awards for a period of 3 months from the date of retirement. As of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Mr. Cyr was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.
c. Upon change in control, vesting accelerates and all outstanding options become immediately exercisable. However, as of December 31, 2007, the intrinsic value of all outstanding exercisable options held by Mr. Cyr was zero since the exercise price was greater than the market price of the corporation's common stock as of December 31, 2007.

In the event of a termination for good reason or involuntary termination absent cause, severance benefits to Mr. Cyr equal 1 times annual agreed compensation ("agreed compensation for Mr. Cyr equals the highest annual base salary under terms of his employment agreement plus the highest annual incentive bonus paid to Mr. Cyr during the previous two years") plus continuation of basic health & welfare benefits for a period of twelve months. Payments for disability include 70% of agreed compensation, less amounts payable under any disability plan of the corporation, plus benefit continuation until the earliest of (i) return to work, (ii) attainment of age 65, or (iii) death; one year is illustrated. There is no provision for payment in the event of his death. In the event of a termination related to a change of control, severance benefits are increased to 2 times annual agreed compensation plus continuation of health & welfare benefits for a corresponding period of months.

EXECUTIVE EMPLOYMENT AGREEMENTS

Paul D. Geraghty

In 2007, the corporation and Harleysville National Bank entered into an employment agreement with Paul D. Geraghty, President and Chief Executive Officer, Harleysville National Corporation (the "Geraghty Employment Agreement").

The Geraghty Employment Agreement is for a term of 2 years, renewing automatically on the first anniversary of the Agreement and extended for an additional one-year, such that the employment period shall end two (2) years from each renewal date. Either party must provide at least 90 days written notice prior to an annual renewal date in the event this agreement shall terminate at the end of the then existing employment period. The agreement specifies position title and duties, compensation and benefits, and indemnification and termination provisions. The executive will be entitled to participate in annual and long-term incentive plans, employee benefit plans, and a Supplemental Executive Retirement Plan, receive annual vacation in accordance with the policies established by the Board of Directors of the corporation, and receive an automobile and maintenance of such automobile. The Geraghty Employment Agreement will automatically terminate upon the executive's disability, as defined in the agreement, and he will receive employee benefits and an amount no greater than 70% of his compensation less amounts payable under any disability plan until he (1) returns to work, (2) reaches 65, or (3) dies. If the executive is terminated or upon occurrence of other events following a "Change in Control," as defined in the agreement, he may receive up to 2.0 times his agreed compensation and may continue participation in employee benefit plans. The Geraghty Employment Agreement also contains a non-competition provision and a confidentiality provision.

Demetra M. Takes

In 1998, the corporation and Harleysville National Bank entered into an employment agreement with Demetra M. Takes, Executive Vice President, Harleysville and President and Chief Executive Officer, Harleysville National Bank (the "Takes Employment Agreement").

The Takes Employment Agreement is for a term of 3 years, renewing automatically at the end of the three-year period for an additional one-year term. The employment agreement renews automatically at the end of each one-year extension. The employment agreement is in the renewal period. Either party must provide at least 180 days written notice prior to an annual renewal date in the event this agreement shall terminate at the end of the then existing employment period. The agreement specifies position title and duties, compensation and benefits, and indemnification and termination provisions. The executive will be entitled to participate in annual and long-term incentive plans and employee benefit plans, receive annual vacation in accordance with the policies established by the Board of Directors of the corporation, and receive an automobile and maintenance of such automobile. The Takes Employment Agreement will automatically terminate upon the executive's disability, as defined in the agreement, and she will receive employee benefits and an amount no greater than 70% of her compensation less amounts payable under any disability plan until she (1) returns to work, (2) reaches 65, or (3) dies. If the executive is terminated or upon occurrence of other events following a "Change in Control," as defined in the agreement, she may receive up to 2.0 times her agreed compensation and may continue participation in employee benefit plans. The Takes Employment Agreement also contains a non-competition provision and a confidentiality provision.

Lewis C. Cyr and George S. Rapp

Effective June 2006, Harleysville Management Services, LLC, entered into an employment agreement with Lewis C. Cyr upon his employment as Executive Vice President and Chief Lending Officer of the bank and the corporation.

Harleysville Management Services, LLC, also entered into an employment agreement with George S. Rapp, effective May 2005 and amended December 15, 2006, pursuant to his employment as Executive Vice President and Chief Financial Officer of the bank and the corporation.

Each agreement is for a term of 2 years, renewing automatically at the end of the two-year period for an additional one-year term. The employment agreements renew automatically at the end of each one-year extension. Either party must provide at least 60 days (90 days in the Rapp Agreement) written notice prior to an annual renewal date in the event this agreement shall terminate at the end of the then existing employment period. The agreement specifies position title and duties, compensation and benefits, and indemnification and termination provisions. The executives will be entitled to participate in annual and long-term incentive plans and employee benefit plans and to receive annual vacation in accordance with the policies established by the Board of Directors of Harleysville. Each executive also receives an automobile allowance, under their respective agreements. According to their agreements, each executive's employment will automatically terminate upon the executive's disability, as defined in the agreement, and he will receive employee benefits and an amount no greater than 70% of his compensation less amounts payable under any disability plan until he (1) returns to work, (2) reaches 65, or (3) dies. If either executive is terminated or upon occurrence of other events following a "Change in Control," as defined in the agreement, he may receive up to 2.0 times his agreed compensation and may continue participation in employee benefit plans. The agreements also contain a non-competition provision and a confidentiality provision.

Michael B. High

Effective April 1, 2005, Harleysville Management Services, LLC, entered into an employment agreement with Michael B. High, Executive Vice President and Chief Operating Officer of the corporation and Harleysville National Bank that is (the "High Employment Agreement").

The High Employment Agreement is for a term of 3 years and will automatically extend for one additional year at the end of the first three years and on every anniversary of the High Employment Agreement, unless notice to terminate is given 90 days prior to renewal. The executive is entitled to participate in annual and long-term incentive plans and employee benefit plans, receive 4 weeks of vacation each year, and receive a car allowance. The High Employment Agreement will automatically terminate for "Cause," as defined in the agreement, and all rights under the agreement will terminate. The High Employment Agreement will automatically terminate if the executive terminates the agreement for "Good Reason," as defined in the agreement, or is terminated by the corporation without cause and the executive will receive (1) the greater of the compensation he would receive for the remainder of the agreement's term or one year's compensation and (2) participation in the corporation's benefit plans for twelve months. The High Employment Agreement will automatically terminate upon the executive's disability, as defined in the agreement, and he will receive employee benefits and an amount no greater than 70% of his compensation less amounts payable under any disability plan until he (1) returns to work, (2) reaches 65, or (3) dies. The High Employment Agreement will automatically terminate upon the death of the executive and any compensation remaining for the term of the agreement will be paid to the executive's survivors. The High Employment Agreement will automatically terminate upon voluntary termination of the agreement by the executive absent "Good Cause," as defined in the agreement. If the executive is terminated or upon occurrence of other events following a "Change in Control," as defined in the agreement, the executive may receive up to 2.99 times his agreed compensation and will continue participation in employee benefit plans. The High Employment Agreement contains restrictive covenants precluding the executive from engaging in competitive activities in a certain area and provisions preventing the executive from disclosing proprietary information about the corporation.

EXECUTIVE SEPARATION AGREEMENTS

John Eisele

Effective June 15, 2007, Harleysville Management Services, LLC, entered into a separation agreement with John W. Eisele who until that date served as Executive Vice President of the corporation and Harleysville National Bank, and President, Millennium Wealth Management and Private Banking, a division of Harleysville National Bank (the "Eisele Separation Agreement"). The Eisele Separation Agreement acknowledged the termination of executive's Employment Agreement that was dated September 27, 2004 and employment, and his resignation from any officer or director position he had held with the corporation or Harleysville National Bank.

The material terms of the Eisele Separation Agreement are summarized as follows:

- Mr. Eisele received as his severance package $21,891 per month for 12 months, minus all appropriate withholdings and/or deductions.
- 12 months benefit continuation, or the value of benefits that cannot be continued in the group plan, up to a total of $24,222.
- Mr. Eisele agreed to release the corporation and its affiliates and all other releasees as identified in the Agreement from all claims and rights including but not limited to those arising from or based upon his employment, the termination of his employment, the termination of his employment agreement and any related statute or law.
- The corporation agreed to indemnify Mr. Eisele from any legal process in any actions or suits arising out of his service as a director, officer or employee of the corporation subject to certain limitations.
- Mr. Eisele agreed not to disclose any confidential information of the corporation and return any confidential documents and information to the corporation.
- Mr. Eisele agreed to not compete with the corporation in any county in which HNC or any of its subsidiaries does business, or any county contiguous to such a county, including contiguous counties located outside of Pennsylvania for one-year following the termination of his employment. Mr. Eisele also agreed to not contact, solicit or induce any customer, referral source or employee of the corporation to become a customer, referral source or employee of anyone other than the corporation for a period of one year.

Related Party Transactions

Certain directors and officers of the corporation, their immediate family members and companies with which they are associated, are customers of the corporation's banking subsidiary, Harleysville National Bank. During 2007, these individuals, family members and companies had banking transactions with Harleysville National Bank in the ordinary course of business. Similar transactions are expected to occur in the future. All loans and loan commitments involved in such transactions were made in the ordinary course of business under substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the time for comparable transactions with other persons. In the opinion of the corporation's management, these transactions do not involve more than the normal risk of collection, nor do they present other unfavorable features. Each of these transactions was made in compliance with applicable law, including Section 13(k) of the Securities and Exchange Act of 1934 and Federal Board Regulation O. As of December 31, 2007, loans to executive officers, directors, and their affiliates represented 3.81% of total shareholders' equity in the corporation.

Harleysville National Bank has established written policy and procedures for the review, approval and/or ratification of all related party transactions. These transactions are reported to and reviewed by Risk Management and approved and/or ratified by the independent members of the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

The rules of the Securities and Exchange Commission require that the corporation disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors and executive officers. To the best of the corporation's knowledge, there were no delinquent Section 16(a) filings during 2007.

Report of the Audit Committee

The Audit Committee ("Committee") oversees the corporation's financial reporting process on behalf of the Board of Directors. In that connection, the Committee, along with the Board of Directors, has formally adopted an audit committee charter setting forth its responsibilities. In addition, appropriate policies have been established to further strengthen disclosure procedures required under Sarbanes-Oxley Act of 2002.

Management has the primary responsibility for the financial statements and the reporting process including the systems of internal control. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the corporation's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the corporation including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditors' independence.

The Committee discussed with the corporation's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the corporation's internal controls and the overall quality of the corporation's financial reporting. During fiscal year 2007, the Committee held 12 meetings which included 4 conference calls to review earnings prior to their public release.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Audit Committee
Walter R. Bateman II, Chairman
LeeAnn B. Bergey
Thomas C. Leamer
James A. Wimmer

Independent Registered Public Accounting Firm

Grant Thornton LLP, Certified Public Accountants, a registered public accounting firm, of Philadelphia, Pennsylvania, served as Harleysville National Corporation's independent Registered Public Accounting Firm for the 2007 fiscal year. Grant Thornton LLP assisted the corporation and its subsidiaries with:

- preparation of federal and state tax returns, and
- assistance in connection with regulatory matters,

charging the banking subsidiaries for such service at its customary hourly billing rates. Aggregate fees billed to Harleysville National Corporation and subsidiaries by the independent accountants for services rendered during the fiscal year ending December 31, 2007, were as follows:

Types of Fees	2007	2006
Audit Fees: (1)	$452,841	$350,259
Audit Related Fees: (2)	$ 51,488	$ 37,756
Tax Fees: (3)	$184,640	$144,415
All Other Fees: (4)	-0-	-0-
TOTAL	$688,969	$532,430

(1) Audit fees consisted of audit work performed in the preparation of financial statements, Sarbanes-Oxley Sec. 404 certification work, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audit and registration statements.
(2) Audit related fees consisted principally of audits of employee benefit plans and assistance with matters related to the 2007 Securities and Exchange Commission comment letter.
(3) Tax fees consisted principally of assistance with matters related to tax compliance.and reporting.
(4) No other fees in 2006.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent certified public accountants. These services may include audit services, audit related services, tax services, and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent certified public accountants. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of particular services on a case-by-case basis. The Audit Committee approved all services provided by Grant Thornton, during 2007 and 2006.

Proposal No. 2

Ratification of Selection of Independent Auditors

The Audit Committee has approved and appointed Grant Thornton LLP, Certified Public Accountants, a registered public accounting firm, as the corporation's auditors for the fiscal year ended December 31, 2008, subject to shareholder ratification. The Board of Directors of Harleysville National Corporation has ratified this appointment. Grant Thornton has advised the corporation that none of its members has any financial interests in Harleysville National Corporation.

Representatives of Grant Thornton will be present at the annual meeting. They will be given the opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions after the meeting.

The Board of Directors recommends that the shareholders vote **FOR** ratification of the selection of Grant Thornton LLP as the corporation's auditors for the fiscal year ended, December 31, 2008.

Electronic Distribution

You may choose to receive future distributions of Harleysville's material (quarterly reports, proxy statements, annual reports, etc.) via e-mail. Please follow your broker instructions to receive Harleysville's material electronically or you may go to **www.hncbank.com**, select Investor Information and click on "E-Mail Notification" from the list at the top of the page. After appropriately completing and submitting the form, you will be notified each time new information is released and becomes available on this website. You will be able to view the documents by clicking on "Documents" and following instructions, as prompted. If you need help with this, please call us at (215) 256-8851 and ask for Shareholder Services.

Annual Report

A copy of the corporation's annual report for the fiscal year ended December 31, 2007 accompanies this proxy statement. We furnish the annual report for your information only. We have not incorporated the annual report, or any part of the annual report, in this proxy statement.

Legal Proceedings

In the opinion of the management of the corporation, there are no proceedings pending to which the corporation is a party or to which its property is subject, which, if determined adversely to the corporation, would be material in relation to the corporation's undivided profits or financial condition. There are no proceedings pending other than routine litigation incident to the business of the corporation and its banking subsidiaries. In addition, no material proceedings are pending or are known to be threatened or contemplated against the corporation by government authorities.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, multiple shareholders who share the same last name and address and do not participate in electronic delivery will receive only one copy of the proxy materials, unless they notify us that they wish to continue receiving multiple copies. We have undertaken householding to reduce our printing costs and postage fees.

If you wish to continue to receive multiple copies of the proxy materials at the same address, additional copies will be provided promptly to you upon request. You may request multiple copies by notifying us in writing or by telephone at:

Harleysville National Corporation
ATTN: Shareholder Services
483 Main Street
P. O. Box 195
Harleysville, PA 19438-0195
Telephone (215) 256-8851 or toll-free @ 800-423-3955

You may opt-out of householding at any time prior to thirty days before the mailing of proxy materials in March of each year by notifying us at the address above.

<u>If you share an address with another shareholder and currently are receiving multiple copies of the proxy materials, you may request householding by notifying us at the above-referenced address or telephone number.</u>

Discretionary Voting Authority

In connection with Harleysville's 2009 annual meeting and pursuant to SEC Rule 14a-4 under the Securities Exchange Act of 1934, if the shareholder's notice is not received by Harleysville on or before February 4, 2009, the Corporation (through management proxy holders) may exercise discretionary voting authority when the proposal is raised at the annual meeting without any reference to the matter in the proxy statement.

Additional Information

Any shareholder may obtain a copy of Harleysville National Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission, without charge, by submitting a written request to Liz Chemnitz, Senior Vice President and Assistant Secretary of the corporation, Harleysville National Corporation, 483 Main Street, P.O. Box 195, Harleysville, Pennsylvania 19438-0195, telephone 800-423-3955. You may also view these documents on our website at **www.hncbank.com**, select Investor Information, and then click on "Documents/Filings."

Other Matters

The Board of Directors does not know of any matters to be presented for consideration other than the matters described in the accompanying Notice of Annual Meeting of Shareholders, but, if any matters are properly presented, persons named in the accompanying proxy intend to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

Walter E. Daller, Jr.

Walter E. Daller, Jr.
Chairman of the Board

Date: March 20, 2008

Harleysville
NATIONAL CORPORATION

Core Competencies

Wealth Management

- Financial Planning
- Investment Management
- Trust and Fiduciary Services
- Executive Management and Compensation Consulting
- Insurance and Annuities
- Estate Settlement and Executor Services
- Retirement Planning and Employee Benefit Services
- Institutional Investments
- Custom Credit Solutions
- Business and Estate Planning

Commercial Banking

- Business Deposit Services
- Small Business and Commercial Loans
- Cash Management
- Real Estate Lending and Construction Mortgages
- Government Banking Solutions
- Equipment Leasing

Retail Banking

- Checking Accounts
- Savings Accounts
- CDs, CDARS®
- Personal Loans (*Mortgages, Personal and Home Equity Lines of Credit, Installment Loans, Education Loans*)
- Credit Cards and Check Cards
- Investment Management Services
- Insurance
- Convenience Services


480

HNC's new operations building continues the centralization of employees and functions on the Main Street Harleysville Business Campus.

Corporate Information

Copies of the Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K) are available, without charge to shareholders online at www.hncbank.com. Copies may also be requested in writing. Direct correspondence to: Liz Chemnitz, Senior Vice President and Assistant Corporate Secretary, Manager, Shareholder Services, 483 Main Street, P.O. Box 195, Harleysville, PA 19438. For information on our financial services solutions visit Harleysville National Bank at www.harleysvillebank.com or call 1-888-HNB-2100, or East Penn Bank at www.eastpennbank.com or call 1-888-462-2100. You may also contact Millennium Wealth Management and Private Banking at www.millenniumwealth.com or call 1-888-611-7400 or Cornerstone Companies at www.cornerstone-companies.com or 1-800-553-3232.

Annual Meeting

The 2008 Annual Meeting of Shareholders of Harleysville National Corporation will be held at Presidential Caterers, Norristown, PA, on Tuesday, April 22, 2008, at 9:30 a.m.

NASDAQ Market Makers

As of December 31, 2007, the following firms made a market in the Corporation's common stock: UBS Securities LLC (UBSS), Morgan Stanley & Co., Inc. (MSCO), Goldman Sachs & Co. (GSCO), Lehman Brothers, Inc. (LEHM), Ferris, Baker Watts, Inc. (FBWA), and Boenning & Scattergood, Inc. (BOSC).

Stock Listing

Harleysville National Corporation common stock is traded under the symbol HNBC. The stock is commonly quoted on the NASDAQ Global Select Market®. At the close of business on December 31, 2007, there were 4,172 shareholders of record.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment and Stock Purchase Plan. Interested shareholders can obtain more information or register for this service by contacting American Stock Transfer & Trust Company. The American Stock Transfer dividend reinvestment number is 1-800-278-4353. It is different from their shareholder services number, 1-800-937-5449.

END

Dividend Direct Deposit

Shareholders not participating in the Dividend Reinvestment Plan may opt to have their dividends deposited directly into their checking or savings account at any financial institution participating in the Automated Clearing House (ACH) system. To register, contact American Stock Transfer & Trust Company.

Auditors

Grant Thornton LLP, Two Commerce Square, 2001 Market St., Suite 3100, Philadelphia, PA 19103, 215-561-4200

Registrar/Transfer Agent

American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038, 1-800-937-5449

Harleysville National Corporation Board of Directors

Walter E. Daller, Jr., Chairman; Walter R. Bateman, II; LeeAnn B. Bergey; Paul D. Geraghty*; Harold A. Herr; Thomas C. Leamer; Stephanie S. Mitchell; A. Ross Myers; Brent L. Peters**; Demetra M. Takes; James A. Wimmer; William M. Yocum***

*As of 7/23/07 **As of 11/16/07 ***Director Emeritus

Executive Officers as of December 31, 2007

Walter E. Daller, Jr., *Chairman, Harleysville National Corporation and Harleysville National Bank*

Paul D. Geraghty, *President and Chief Executive Officer, Harleysville National Corporation*

Demetra M. Takes, *Executive Vice President, Harleysville National Corporation; President and Chief Executive Officer, Harleysville National Bank*

Michael B. High, *Executive Vice President and Chief Operating Officer, Harleysville National Corporation and Harleysville National Bank*

George S. Rapp, *CPA, Executive Vice President and Chief Financial Officer, Harleysville National Corporation and Harleysville National Bank*

Brent L. Peters, *Executive Vice President, Harleysville National Corporation and Harleysville National Bank and President of the East Penn Bank Division of Harleysville National Bank*

Lewis C. Cyr, *Executive Vice President and Chief Lending Officer, Harleysville National Corporation and Harleysville National Bank*

James F. McGowan, *Executive Vice President and Chief Credit Officer, Harleysville National Corporation and Harleysville National Bank*

Harleysville NATIONAL BANK | East Penn Bank A Division of Harleysville National Bank | Millennium WEALTH MANAGEMENT & PRIVATE BANKING A Division of Harleysville National Bank | Cornerstone A SUBSIDIARY OF HARLEYSVILLE NATIONAL BANK